
11008372


SEC MAIL
RECEIVED
PROCESSING
OCT 03 2011
WASH. D.C.
211
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended June 30, 2011

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number: 001-34594

TOWERS WATSON & CO.

(Exact name of registrant as specified in its charter)

Delaware	**27-0676603**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

875 Third Avenue, New York, NY 10022
(Address of principal executive offices) (Zip Code)

(212) 725-7550
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Class A Common Stock, $0.01 par value	New York Stock Exchange and NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the registrant's voting and non-voting common stock held by non-affiliates of the registrant was approximately $3,793,803,434 based on the closing price as of the last business day of the registrant's most recently completed second fiscal quarter, December 31, 2010.

As of August 17, 2011 there were 55,085,090 outstanding shares of Class A common stock and 2,415,481 of Restricted Class A common stock at a par value of $0.01 per share; 5,547,733 outstanding shares of Class B-2 common stock at a par value of $0.01; 5,661,591 outstanding shares of Class B-3 common stock at a par value of $0.01; and 5,387,241 outstanding shares of Class B-4 common stock at a par value of $0.01.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the definitive Proxy Statement for the Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report.

TOWERS WATSON & CO.
INDEX TO ANNUAL REPORT ON FORM 10-K

For the Fiscal Year Ended June 30, 2011

Special Note Regarding Forward-Looking Statements

This Annual Report contains a number of "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, among others, statements regarding revenue drivers, growth opportunities and operational cost savings expected to result from the merger of Towers Perrin and Watson Wyatt, as well as statements contained in sections such as: Note 10, "Retirement Benefits"; Note 5, "Goodwill and Intangible Assets"; Note 15, "Income Taxes"; Note 11, "Debt, Commitments and Contingent Liabilities"; and Note 13, "Restricted Stock" of the notes to the consolidated financial statements included in Item 15 of this Annual Report; the Executive Overview; Critical Accounting Policies and Estimates; the discussion of our capital expenditures; Off-Balance Sheet Arrangements and Contractual Obligations; Liquidity and Capital Resources; Risk Management; and Part I, Item 3 "Legal Proceedings". You can identify these statements and other forward-looking statements in this filing by words such as "may", "will", "expect", "anticipate", "believe", "estimate", "plan", "intend", "continue", or similar words, expressions or the negative of such terms or other comparable terminology. You should read these statements carefully because they contain projections of our future results of operations or financial condition, or state other "forward-looking" information. A number of risks and uncertainties exist that could cause actual results to differ materially from the results reflected in these forward-looking statements are identified under "Risk Factors" in Item 1A of this Annual Report on Form 10-K. These statements are based on assumptions that may not come true. All forward-looking disclosure is speculative by its nature. We undertake no obligation to update any of the forward-looking information included in this Annual Report, whether as a result of new information, future events, changed expectations or otherwise.

PART I

Item 1. Business.

The Company

Towers Watson & Co. (referred herein as "Towers Watson", the "Company", "us", or "we") is a leading global professional services company that helps organizations improve performance through effective people, risk and financial management. We offer solutions in the areas of employee benefits, talent management, rewards, and risk and capital management. We offer our clients comprehensive services across three business segments, Benefits, Risk and Financial Services and Talent and Rewards, through a strong talent pool of approximately 13,100 full-time associates across 38 countries. Our professional staff are trusted advisors and experts in their fields and include approximately 2,500 fully accredited actuaries. Towers Watson was formed on January 1, 2010, from the merger of Towers, Perrin, Forster & Crosby, Inc. ("Towers Perrin") and Watson Wyatt Worldwide, Inc. ("Watson Wyatt"), two leading professional services firms that trace their roots back more than 100 years.

We help our clients enhance business performance by improving their ability to attract, retain and motivate qualified employees. We focus on delivering consulting services and solutions that help organizations anticipate, identify and capitalize on emerging opportunities in benefits and human capital management. We also advise the insurance industry on a wide range of strategic and risk management issues and we help our clients mitigate risk through insurance, reinsurance and capital markets transactions. In addition, we provide investment advice and solutions to help our clients develop and implement disciplined and efficient strategies to meet their investment goals.

Our target market is generally large, multi-national and domestic companies, with additional focus on the insurance industry. Our clients include many of the world's leading corporations, including approximately 85% of the Fortune Global 500 companies, 84% of the Fortune 1000, 76% of the FTSE 100 and 100% of the Dax 30. We also advise more than three-quarters of the world's leading insurance companies. We work with major corporations, emerging growth companies, governmental agencies and not-for-profit institutions in a wide variety of industries.

The Merger

On January 1, 2010, Watson Wyatt and Towers Perrin combined their businesses through two simultaneous mergers (the "Merger") and became Towers Watson & Co. Since the consummation of the Merger, Towers Perrin changed its name to Towers Watson Pennsylvania Inc., and Watson Wyatt changed its name to Towers Watson Delaware Holdings Inc. However, for ease of reference, we continue to use the legacy Towers Perrin and Watson Wyatt names throughout this discussion.

Watson Wyatt is the accounting predecessor in the Merger and as such, the historical results of Watson Wyatt through December 31, 2009 have become those of the new registrant, Towers Watson, and are presented in this filing. Towers Watson's consolidated financial statements as of and for the fiscal year ended June 30, 2011 include the results of Towers Perrin's operations. The consolidated financial statements of Towers Watson as of and for the fiscal year ended June 30, 2010 include the results of Towers Perrin's operations beginning January 1, 2010.

Business Overview

As leading economies worldwide become more service-oriented and interconnected, effective human resources, financial and risk management are increasingly a source of competitive advantage for companies and other organizations. Employers, regardless of geography or industry, are facing unprecedented challenges involving the management of their people. Changing technology, expectations for innovation and quality enhancements, skill shortages in selected areas, and an aging population in many developed countries have increased employers' focus on attracting and retaining talented employees. Further, employers are focused on achieving productivity improvements and effectively managing the overall size and volatility of their labor costs. The growing demand for employee benefits and human capital management services is directly related to the size, complexity and rapid changes associated with the effective design, financial management and administration of human resources programs.

The Benefits segment is our largest segment. This segment provides benefits consulting and administration services through four primary lines of business. Retirement supports organizations worldwide in designing, managing, administering and communicating all types of retirement plans. Health and Group Benefits provides advice on the strategy, design, financing, delivery, ongoing plan management and communication of health and group benefit programs. Through our Technology and Administration Solutions line of business, we deliver cost-effective benefit outsourcing solutions. The International Consulting Group provides expertise in dealing with international human capital management and related benefits and compensation issues for our clients and their subsidiaries. A significant portion of the revenue in this segment is from recurring work, driven in large part by the heavily regulated nature of employee benefits plans and our clients' annual needs for these services. The Benefits segment contributed approximately 59% of revenue during the fiscal year ended June 30, 2011.

The Risk and Financial Services segment, our second largest segment, has three primary lines of business that are united by an approach that focuses on risk, capital and value. Our aim is to help clients improve business performance by effectively integrating risk management into their overall financial management framework. Risk Consulting and Software provides risk consulting and financial modeling software solutions primarily to the insurance industry. Reinsurance and Insurance Brokerage provides a range of risk transfer solutions, principally reinsurance brokerage services. Investment Consulting and Solutions provides consulting and solutions focused on investment strategy, risk assessment, asset allocation, and investment manager selection to institutional investors, primarily pension plans. A significant portion of the revenue in this segment is from recurring work, driven in large part by the heavily regulated nature of the insurance industry and ongoing demand for services such as reinsurance brokerage and investment consulting. The Risk and Financial Services segment contributed approximately 24% of revenue during the fiscal year ended June 30, 2011.

The Talent and Rewards segment has three primary lines of business. Executive Compensation advises our clients' management and boards of directors on executive pay and incentive programs. Rewards, Talent and Communication provides consulting on alignment, design and delivery of employee rewards (pay and incentives), talent management programs and processes including career development, performance management and leadership succession, and organization and employee communication and change management. Data, Surveys and Technology provides human capital data, analytics and technology solutions, such as compensation benchmarking data, employee opinion surveys, HR function metrics, and reward administration and talent management technology solutions, to enable benchmarking, evaluation of return on investments, resource allocation decisions and effective administration of human resources programs. The revenues in this segment are largely comprised of project-based work from a stable client base. The Talent and Rewards segment contributed approximately 17% of revenue during the fiscal year ended June 30, 2011.

Our company is recognized for our thought leadership and proprietary industry content. Our insights, derived from our extensive research across these three segments, are a core part of our brand identity and are widely cited by many major news outlets such as *The Wall Street Journal*, *The New York Times*, the *Financial Times*, *BBC News* and *CNBC*. We also produce proprietary studies and white papers on topics such as employee attitudes toward the workplace, executive pay trends, health care quality and costs, the impact of enterprise risk management on business performance and strategies for managing pension risk and investments. Our research on changing demographics in major economies is helping companies prepare for the impact of these changes on costs, productivity and the ability to attract and retain talented employees.

While we are focused on maintaining depth of expertise in products and services in the areas described above, management believes that one of our primary strengths is our ability to link products and services from our different practices to comprehensively meet the complex needs of our clients that typically span these areas.

Principal Services

Our global operations include three segments: Benefits, Risk and Financial Services, and Talent and Rewards.

The percentages of revenue generated in the various groups are as follows:

	Year ended June 30,		
	2011	2010	2009
Benefits	59%	64%	69%
Risk and Financial Services	24	21	17
Talent and Rewards	17	15	14
Total Segment Revenue	100%	100%	100%

For more information about our operating segments, see Note 16, "Segment Information", of the notes to the consolidated financial statements included in Item 15 of this Annual Report.

Benefits Segment

The Benefits segment is our largest segment with over 6,000 associates. The Benefits segment generated approximately 59% of revenue for the fiscal year ended June 30, 2011. This segment has grown through business combinations as well as strong organic growth. It helps clients create and manage cost-effective benefits programs that help them attract, retain and motivate a talented workforce.

The lines of business within the Benefits segment are:

- Retirement;
- Health and Group Benefits;
- Technology and Administration Solutions; and
- International Consulting.

Retirement

Our retirement consulting, which comprises a substantial portion of the Benefits segment's revenue and profit, supports organizations worldwide in designing, managing, and administering all types of retirement plans. We are one of the world's leading advisors on retirement plans, providing actuarial and consulting services for large defined benefit and defined contribution plans, including design, funding and risk management strategies. We also help our clients assess the effects of changing workforce demographics on their retirement plans, cash flow requirements, and retiree benefit adequacy and security.

Our professional staff are named actuaries for many of the world's largest retirement plan sponsors. Towers Watson provides actuarial services to more of the top 300 pension funds worldwide than any other consulting firm. In the United States, we provide actuarial services to three of the four largest corporate-sponsored defined benefit plans (based on total pension plan assets), and in the United Kingdom, we are advisor to almost half of the 100 largest corporate pension funds. Additionally, we have market-leading positions in Canada, Germany and the Netherlands. We offer clients a full range of integrated and innovative retirement consulting services to meet the needs of all types of employers — including those that continue to offer defined benefit plans and those that are reexamining their retirement benefits strategies. For those clients that want to outsource some or all of their pension plan management, we offer integrated solutions that combine investment consulting, pension administration, core actuarial services and communication assistance.

Our retirement consulting services include:

- Retirement strategy and plan design;
- Actuarial services and related support;
- Retirement financial management;
- Settlement solutions;
- Compliance and governance strategies;
- Risk management; and
- Defined contribution solutions.

Much of our recent consulting with clients relates to managing risk and cost volatility, various regulatory changes (global accounting reform and United States and European pension funding legislation), and a broad-based desire on the part of many employers to revisit their retirement design approach. We use in-depth data and analytics to provide perspective on the overall environment and to help our clients with their design decisions. We have tracked the retirement designs of the largest public companies around the world over many years, providing clients with data to better understand the true magnitude of the movement from defined benefit to defined contribution designs.

To further enhance our retirement consulting services, we dedicate significant resources to technology systems and tools to ensure the consistency and efficiency of service delivery in all our offices worldwide. We also maintain extensive proprietary databases that enable our clients to track and benchmark benefit plan provisions. Retirement typically lags reduction in discretionary spending compared to the other segments, mainly due to ongoing regulatory requirements for our clients. Our retirement consulting relationships are generally longer term in nature and client retention rates are high. Revenue for the retirement practice is seasonal, with most of the work we perform falling around calendar year end reporting and compliance requirements, as clients complete their pension plan valuations; thus, the third quarter of our fiscal year is seasonally strongest. Major revenue growth drivers in this practice include changes in regulations, economic uncertainty, increased global demand and increased market share.

Health and Group Benefits

Through our second largest line of business in the Benefits segment, Health and Group Benefits, we provide plan management consulting across the full spectrum of health and group benefits programs, including health, dental, disability, life and other coverage. We also advise clients on emerging issues specific to their interests and needs, including the impact of health care reform legislation on their plan strategy and related health plan changes, and the implementation and monitoring of innovative new programs such as wellness or care management. Clients seek our evidence-based, practical solutions to improve employee health, satisfaction and productivity while minimizing costs.

Globally, many health care systems are strained by shrinking resources and increasing demand due to population aging and changes in employees' health status. Our health and group benefits consulting services help clients provide health and welfare benefits to attract and retain qualified employees and enhance the health and productivity of their workforce.

In the United States, the enactment of health care reform legislation has prompted employers to reevaluate their health plan strategies in light of expanded coverage requirements and new tax considerations. Also, given continued above-inflation increases in health care costs, employers are seeking new and proven solutions for managing plan costs and engaging members. An increasing number of employers are adopting consumer-oriented health care approaches that encourage employees and retirees to participate more actively in health care buying decisions. These models put employees in charge of spending their own health care dollars and provide them with appropriate incentives, tools and information to make wiser health purchasing decisions.

We believe we have one of the strongest networks in the health and group benefits consulting business. We manage numerous collective purchasing initiatives (e.g., pharmacy, retiree health) that enable employers to achieve greater value from third-party service providers than they can realize on their own. Our approach to health and group benefits consulting emphasizes health and productivity, pharmacy, provider quality, effective communication, and data and metrics.

Our global services include:

- Program strategy, design and pricing;
- Health condition management consulting;
- Pharmacy benefit management consulting;
- Workforce well-being evaluation and wellness and health promotion consulting;
- Performance measurement and monitoring;
- Development of funding strategies and forecasting, budgeting and reserve setting;
- Vendor evaluation, selection and management; and
- Claims audits and pre- and post-implementation audits.

Technology and Administration Solutions

Our Technology and Administration Solutions line of business, the third largest within the Benefits segment, provides benefits outsourcing services to hundreds of clients across multiple industries. Our world-class solutions are supported by our technology systems, including our BenefitConnect system in the United States, and our dedicated, regional service centers.

Supporting more than six million plan participants, we provide:

- Pension and retirement plan administration; and
- Health and welfare administration.

We have a 30-year track record of success in benefits outsourcing. We provide clients with three distinct delivery model options to help meet the needs of employers of all types, ranging from a full outsourcing option to co-sourcing along with our clients' internal benefits departments to providing system support only.

In the United States, we are a top-tier benefits outsourcing provider and a market leader for co-sourced defined benefit administration for organizations with 10,000 or more employees. For retirement administration, BenefitConnect includes case management and administration tools to assist plan sponsors in managing the entire life cycle of pension administration, from new hire to retirement, and employee self-service tools that enhance employees' understanding of their retirement benefits' future value. For health and welfare administration, BenefitConnect is a customizable, web-based application that combines self-service employee tools with administrative and call-center components to facilitate the administration and management of health and welfare benefits.

In the United Kingdom, we are a leader in retirement administration outsourcing and flexible benefits administration services to the private sector, using highly automated processes and web technology to enable members to access their records and improve their understanding of their benefits. Our technology also provides trustees and human resources departments with timely management information to monitor activity levels and reduce administration costs. In markets outside the United States with more complex defined contribution arrangements, we have deployed sophisticated defined contribution technology, processes and controls. Our defined contribution administration model in Germany and the United Kingdom leverages web technology and provides clients with "back office" reconciliation, while offering the clients the option to outsource or co-source the front-office operations as needed. Participants can access data allowing them to be self-sufficient in managing their portfolios.

Within the United States, our client retention rates in our Technology and Administration Solutions line of business are approximately 96% for the fiscal year ended June 30, 2011.

International Consulting

To help multi-national companies face the challenges of operating in the global marketplace, Towers Watson provides expertise in dealing with international human capital management and related benefits and compensation advice for corporate headquarters and their overseas subsidiaries. Through our global specialists and in cooperation with our local offices worldwide, we help multi-national companies on a range of issues, including: financial, accounting, cost and risk-control solutions for employee benefit plans globally, global actuarial services, and cross-border support for benefit plan consolidation in mergers, acquisitions and divestitures.

Risk and Financial Services Segment

Within the Risk and Financial Services segment, our second largest at approximately 24% of revenue during the fiscal year ended June 30, 2011, we have three lines of business:

- Risk Consulting and Software;
- Investment Consulting and Solutions; and
- Reinsurance and Insurance Brokerage.

We work with a variety of client executives: chief financial officers and treasurers, chief risk officers, senior actuaries, reinsurance buyers, and pension plan sponsors and trustees. Two of our lines of business, Risk Consulting and Software and Reinsurance and Insurance Brokerage, have a particular focus on the insurance industry, while Investment focuses primarily on pension plans. However, all three of our businesses also apply their expertise to serve broader markets.

We believe we can add significant value to our clients by bringing a wider range of Towers Watson products and services to bear in addressing the issues they face. For example, we have combined our risk consulting and software solutions with brokerage to assist insurance executives in more holistically managing their capital and making optimal reinsurance/risk transfer decisions. In addition, our investment experts often work with colleagues in our Benefits segment on retirement financial management issues. In the future, we will look for more opportunities to combine our services to respond in innovative ways to client needs.

We have also developed a range of financial modeling software products. Our products bring together innovative actuarial thinking with software expertise to provide comprehensive solutions for our insurance clients to price their products, measure value, manage risk and monitor capital adequacy. Our software solutions support a variety of activities, including risk and capital management, asset-liability modeling, pricing, reserving and, product development. These are used internally for consulting projects and licensed to clients around the world. We significantly strengthened our software offerings with the acquisition of EMB in January 2011.

Risk Consulting and Software

The largest line of business within Risk and Financial Services, Risk Consulting and Software is primarily focused on the insurance industry. Our associates use deep analytical skills to solve practical business problems facing the insurance industry by applying the latest techniques and software solutions to help our clients improve business performance and create competitive advantage. We serve three-quarters of the world's top 100 insurance companies and are also a leading provider of financial modeling software to the insurance industry. In fact, we have more actuaries serving the insurance industry than any other firm.

Our Risk Consulting and Software services include:

- Financial and regulatory reporting
- Enterprise risk and capital management
- M&A and corporate restructuring (including actuarial valuation, capital analysis and due diligence)
- Product and market strategies (including pricing and predictive modeling)
- Financial modeling software and implementation support
- Integrated consulting and risk transfer

We provide a wide range of enterprise risk management services to help insurance companies identify and control their key risks, enhance risk-adjusted returns and meet strategic objectives. We are a major provider of actuarial valuation and due diligence support for insurance industry mergers, acquisitions and restructurings. We also help our clients value liabilities and calculate economic capital for financial reporting and management purposes — and we help them respond to regulatory changes that impact financial reporting, such as Solvency II. In addition, we provide other services such as product development, predictive modeling, strategies for entry into new markets, claim consulting and catastrophe modeling. We also help non-insurance entities with risk management issues such as evaluating and optimizing their insurance programs as part of their overall risk and capital management processes, and designing and implementing risk mitigation strategies to align their risk profile with overall financial objectives. Finally, we are extending our offerings into new areas — like telematics or usage based insurance — building on our traditional strengths in modeling and data analysis.

Investment Consulting and Solutions

Investment Consulting and Solutions is the second largest line of business within the Risk and Financial Services segment. Our Investment business helps our clients manage investment complexity, establish their risk tolerance and improve governance.

We have one of the industry's largest investment consulting practices. Our business is focused on creating value for institutional investors through independent, best-in-class investment advice. We provide coordinated investment strategy advice — based on expertise in risk assessment, asset-liability modeling, strategic asset allocation policy setting and investment manager selection — to some of the world's largest pension funds and institutional investors.

Our Investment services include:

- Development of investment policy, governance and risk assessment
- Investment strategy
- Structured products design
- Manager structure and selection
- Manager monitoring and evaluation; performance reporting
- Implemented consulting

We have a large investment strategy team with more than 100 investment manager research professionals covering all asset classes from mainstream equities and fixed income to alternative investments, including hedge funds and private equity. With deep specialist expertise in asset management, investment banking and actuarial science, we provide practical, independent advice tailored to meet the needs of our clients. While Investment clients primarily include defined benefit and defined contribution pension plans, we see significant growth potential in other areas, including insurance company asset management, endowment funds and sovereign wealth funds.

Reinsurance and Insurance Brokerage

Reinsurance and Insurance Brokerage is the third largest line of business in the Risk and Financial Services segment. Our Brokerage business primarily serves as an intermediary between our clients and the insurance, reinsurance and capital markets. The substantial majority of our business is providing global reinsurance intermediary services and consulting expertise. We cover all major lines of business and maintain trading relationships with more than 200 reinsurers and Lloyd's underwriters.

Our Brokerage services include:

- Reinsurance strategy and program review
- Claims management and program administration
- Catastrophe exposure management
- Contract negotiation and placement
- Market security evaluation and monitoring
- Integrated consulting and risk transfer

In addition to our insurance and reinsurance intermediary services and consulting, we provide capital market broker/dealer capabilities. We help our clients make informed decisions about risk and capital management and execute comprehensive solutions that achieve broad coverage at competitive prices. Our integrated approach to risk and capital management helps our clients allocate, use and protect the capital they need to achieve financial objectives.

While most of our clients are insurance companies, our Brokerage business also places insurance programs for corporate clients. We have offices in North America and Europe to serve clients in all the major insurance markets. Our London office places reinsurance for Lloyd's Syndicates and European insurance companies. In addition, it acts as a correspondent broker, placing reinsurance for North American companies into Lloyd's of London. Together with Risk Consulting and Software, our Brokerage business has an on-the-ground presence in Bermuda to access and serve this important market.

Talent and Rewards Segment

Our third largest segment, Talent and Rewards, comprises approximately 17% of revenue for the fiscal year ended June 30, 2011 and is focused on three lines of business:

- Executive Compensation;
- Rewards, Talent and Communication; and
- Data, Surveys and Technology.

Executive Compensation

We advise our clients' management and boards of directors on all aspects of executive pay programs, including base pay, annual bonus, long-term incentives, perquisites and other benefits. This work includes helping clients understand market practices relative to levels of compensation as well as the design of incentive programs. Given that companies in all regions of the world are facing more intense scrutiny of executive pay from shareholders, regulators and other stakeholders, our goal is to ensure that pay plans support the organization's business strategy and drive desired performance. We help select effective performance metrics and assess program risks to ensure good governance. Our services include executive compensation philosophy and strategy development, modeling and valuation of pay plan elements, performance measurement selection and calibration, board of director compensation and plan design, advice on change-in-control and severance programs, and total compensation assessment and benchmarking. We also provide clients with executive pay related transactional support associated with various transactions such as mergers, acquisitions, divestitures, executive transitions and business restructuring.

We have a global network of executive pay practitioners, with consults on the ground in key countries worldwide supported by research and data covering the world's top markets, that allows us to provide comprehensive solutions to our clients. We maintain a number of proprietary databases that provide us with competitive advantage. We have dedicated in-house experts on legislative and regulatory requirements, tax and accounting issues, proxy advisor policies, disclosure rules and other key considerations in designing executive pay programs. Whether we are retained by the board's compensation committee or by management, our extensive consulting protocols help ensure that our executive compensation clients receive fully independent, objective advice.

Rewards, Talent and Communication

From this line of business, we have a broad array of capabilities in designing and implementing human resources programs and processes for employees, managers and leaders. Our solutions cut across the employment lifecycle: attracting and deploying talent, managing and rewarding employees' performance, developing their skills, and providing relevant career paths to help retain and engage them over time.

Our primary practice areas are:

- Talent Management. We help organizations develop integrated programs and processes to identify clients' leadership and workforce needs, develop leaders and employees, and provide performance management to align goals and incentives for those employees and leaders with the critical drivers of business performance. Also within this practice, our human resources effectiveness services help clients implement the right human resources structure, service delivery model and staff to meet the needs of both the organization and employees efficiently and effectively.
- Rewards. We provide the strategy, design and execution support for compensation programs to help clients optimize their reward spend and ensure their programs drive the behaviors and performance required to meet key business goals. Within this practice, we also have a sales effectiveness and rewards service offering focused on sales force productivity and incentives.
- Communication and Change Management. We offer deep expertise in change management, organizational effectiveness and communication to support our consulting services and help drive employee engagement and align behavior with business results.

Data, Surveys and Technology

This line of business combines data, analytics and software to enable more effective management of people and human resources programs. It brings together our capabilities in employee surveys, global databases, and talent management and rewards technology.

This business includes our global compensation databases, employee survey practice, human capital metrics and analytics benchmarking offering, HR service delivery consulting, and software applications related to talent, performance and compensation management. These practices generate recurring revenue by leveraging data, technology and a pool of staff resources that can be flexibly deployed.

We have data and tools that our competitors cannot easily match. Our compensation databases cover almost 100 countries across six continents to support global clients wherever they do business. Our employee surveys offer clients access to the world's largest normative database of employee attitudes and opinions, providing benchmarks for over 60 countries and 38 industries. Our human capital metrics database provides benchmarks on key workforce and human resources measures and analyzes how they link to and drive business performance.

We support clients in implementing new HR technology, including Workday, SAP and PeopleSoft. Our capabilities include business case development, project planning, requirements definition, process design and implementation services supported by our change management expertise. We also provide a broad array of proprietary technology solutions, including:

- Talent|REWARD, an integrated suite of applications that covers recruiting, performance management, global job leveling, compensation planning and administration, succession planning, career development, and learning management
- Total Rewards portals and statements
- Onboarding applications
- HR portals
- AnswerKey™, a set of tools to help support HR shared services/call centers

Competition

The human capital and risk management consulting and reinsurance brokerage industries are highly competitive. We believe there are significant barriers to entry and we have developed competitive advantages in providing human resources consulting services. However, we face strong competition from several different sources.

Our principal competitors in the global human resources consulting industry are Mercer HR Consulting (a Marsh & McLennan company) and Aon Hewitt Consulting (an Aon company). In addition to these firms, the industry includes other benefits and compensation firms and the human resources consulting divisions of diversified professional service firms, such as Deloitte, Accenture and PricewaterhouseCoopers. Beyond these large players, the global human resources consulting industry is highly fragmented.

Our major competitors in the insurance consulting and solutions industry include Milliman, Oliver Wyman (a Marsh & McLennan company) and the big four accounting firms. In the reinsurance brokerage industry, our major competitors are Aon Benfield (an Aon company), Guy Carpenter (a Marsh & McLennan company) and Willis.

The market for our services is subject to change as a result of economic, regulatory and legislative changes, technological developments, and increased competition from established and new competitors. We believe the primary factors in selecting a human resources or risk management consulting firm or reinsurance broker include reputation, the ability to provide measurable increases to shareholder value and return on investment, global scale, quality of service and the ability to tailor services to clients' unique needs. We believe we compete favorably with respect to these factors.

Executive Officers of the Company

As of August 17, 2011, the following individuals were executive officers of the Company:

Walter W. Bardenwerper (age 60) has served as Vice President, General Counsel and Secretary of Towers Watson since January 1, 2010. He served as Vice President and General Counsel of Watson Wyatt since joining Watson Wyatt in 1987 and served as Secretary since 1992. Mr. Bardenwerper was a director of Watson Wyatt & Company from 1992 to 1997. Mr. Bardenwerper was previously an attorney with Cadwalader, Wickersham & Taft and Assistant General Counsel and Secretary of Satellite Business Systems. Presently, Mr. Bardenwerper is a director of the Professional Consultants Insurance Company and has served on the board of directors of the Association of Management Consulting Firms. He has a B.A. with Honors in Economics and graduated Phi Beta Kappa from the University of Virginia, has a J.D. from the University of Virginia Law School and served as a law clerk to United States District Court Judge Albert W. Coffrin.

James K. Foreman (age 53) has served as Managing Director of the North America region of Towers Watson since January 1, 2010. Prior to the Merger, Mr. Foreman served as Managing Director of the Human Capital Group of Towers Perrin beginning June 2007, with overall responsibility for the global lines of business and geographic operations of Towers Perrin's Human Capital Group. Mr. Foreman joined Towers Perrin in 1985 and worked for almost 20 years at Towers Perrin in a number of leadership positions, including Managing Director of Towers Perrin's Health & Welfare practice and member of Towers Perrin's board of directors from 2003 to 2005, before joining Aetna Inc. in 2005 to become the executive vice president of their national businesses division. He rejoined Towers Perrin in June 2007. Mr. Foreman holds a B.A. in Business Economics from the University of California at Los Angeles.

Julie J. Gebauer (age 50) has served as Managing Director of Towers Watson's Talent and Rewards business segment since January 1, 2010. Beginning 2002, she served as a Managing Director of Towers Perrin and led Towers Perrin's global Workforce Effectiveness Practice and the global Towers Perrin-International Survey Research Corporation line of business. Ms. Gebauer was a member of Towers Perrin's board of directors from 2003 through 2006. She joined Towers Perrin in 1986 as a consultant and held several leadership positions at Towers Perrin, serving as the Managing Principal for the New York office from 1999 to 2001 and the U.S. East Region Leader for the Human Capital Group from 2002 to 2006. Ms. Gebauer is a fellow of the Society of Actuaries and is an Enrolled Actuary in the Joint Board for Enrolled Actuaries. Ms. Gebauer graduated Phi Beta Kappa from the University of Nebraska-Lincoln with a B.S. in Mathematics and English.

Patricia L. Guinn (age 56) has served as Managing Director of the Risk and Financial Services business segment of Towers Watson since January 1, 2010. Previously, she served as Managing Director of the Risk and Financial Services business group of Towers Perrin beginning in 2001. She was a member of Towers Perrin's board of directors from 2001 through 2004 and from 2007 until the consummation of the Merger. She joined Towers Perrin in 1976 and has held a number of leadership positions at the firm. She is a fellow of the Society of Actuaries, a member of the American Academy of Actuaries and a member of the Conference of Consulting Actuaries. Ms. Guinn graduated with honors from Hendrix College with a B.A. degree in Mathematics.

John J. Haley (age 61) has served as the Chief Executive Officer and as Chairman of the Board of Directors of Towers Watson since January 1, 2010. Previously, he served as President and Chief Executive Officer of Watson Wyatt beginning on January 1, 1999, as Chairman of the Board of Watson Wyatt beginning in 1999 and as a director of Watson Wyatt beginning in 1992. Mr. Haley joined Watson Wyatt in 1977. Prior to becoming President and Chief Executive Officer of Watson Wyatt, he was the Global Director of the Benefits Group at Watson Wyatt. Mr. Haley is a Fellow of the Society of Actuaries and is a co-author of Fundamentals of Private Pensions (University of Pennsylvania Press). Mr. Haley also serves on the boards of MAXIMUS, Inc., a provider of health and human services program management, consulting services and system solutions, and Hudson Highland Group, Inc., an executive search, specialty staffing and related consulting services firm. He has an A.B. in Mathematics from Rutgers College and studied under a Fellowship at the Graduate School of Mathematics at Yale University.

Mark V. Mactas (age 59) has served as the President and Chief Operating Officer and as a director of Towers Watson since January 1, 2010. Mr. Mactas became Towers Perrin's Chief Executive Officer and Chairman of the Board of Directors in 2001, and became Towers Perrin's President in 2000. He joined Towers Perrin's New York office as an international consultant in 1980 and also spent seven years in Towers Perrin's San Francisco office and five years in Towers Perrin's Chicago office. Mr. Mactas previously managed Towers Perrin's global Health & Welfare practice and has served as a member of Towers Perrin's management committee. Mr. Mactas is a fellow of the Society of Actuaries and the Conference of Consulting Actuaries and is a member of the American Academy of Actuaries and the International Actuarial Association. In addition, he has served as president of the Conference of Consulting Actuaries and has served on the board of directors of the American Academy of Actuaries. He previously served on the board of directors and executive committee of the Association of Management Consulting Firms. He currently serves on the Executive Committee and the Board of Trustees of Save the Children. Mr. Mactas holds a B.A. degree in Mathematics and Economics from Lehigh University.

Roger F. Millay (age 54) has served as Vice President and Chief Financial Officer of Towers Watson since January 1, 2010, and he previously held the same position at Watson Wyatt from August 2008 until the consummation of the Merger. Prior to joining Watson Wyatt, Mr. Millay was with Discovery Communications LLC, a global cable TV programmer and digital media provider, where he served as Senior Executive Vice President and Chief Financial Officer beginning in 2006. At Discovery, he was responsible for the global financial functions, including accounting, treasury, budgeting, audit and tax. From 1999 to 2006, Mr. Millay was Senior Vice President and Chief Financial Officer with Airgas, Inc., an industrial gases and supplies distributor and producer. Mr. Millay has over 25 years of experience in financial officer positions, including roles at Arthur Young & Company, Citigroup, and GE Capital. He holds a B.A. degree from the University of Virginia and an M.S. in Accounting from Georgetown University's Graduate School of Business, and he is a Certified Public Accountant.

Chandrasekhar (Babloo) Ramamurthy (age 55) has served as Managing Director for Towers Watson in Europe, the Middle East and Africa since January 1, 2010. He was Vice President, Regional Manager (Europe) of Watson Wyatt from 2005 until the consummation of the Merger, and he served as a member of Watson Wyatt's board of directors from 2005 to 2008. He joined The Wyatt Company in 1977. Following the establishment of the global Watson Wyatt Worldwide alliance in 1995, Mr. Ramamurthy became a partner of Watson Wyatt LLP. Mr. Ramamurthy was based primarily in London, although between 1983 and 1986 he transferred to the international benefits and compensation consulting team based in the New York region, where he dealt primarily with the head offices of U.S. multinational companies. Upon returning to Europe, Mr. Ramamurthy was the account manager for a number of the company's major clients in the U.K., advising on a broad range of human capital and employee benefits issues both in the U.K. and overseas. Mr. Ramamurthy was the Head of the European Benefits Consulting Practice from 1999 to 2004, before being appointed Managing Partner of Watson Wyatt LLP in 2004, and has also served on Watson Wyatt LLP's Partnership Board. Mr. Ramamurthy holds an honours degree in Mathematics from King's College, London.

Gene H. Wickes (age 59) has served as the Managing Director of the Benefits business segment of Towers Watson since January 1, 2010. Previously, he served as the Global Director of the Benefits Practice of Watson Wyatt beginning in 2005 and as a member of Watson Wyatt's board of directors from 2002 to 2007. Mr. Wickes was Watson Wyatt's Global Retirement Practice Director in 2004 and the U.S. West Division's Retirement Practice Leader from 1997 to 2004. Mr. Wickes joined Watson Wyatt in 1996 as a senior consultant and consulting actuary. Prior to joining Watson Wyatt, he spent 18 years with Towers Perrin, where he assisted organizations with welfare, retirement, and executive benefit issues. Mr. Wickes is a Fellow of the Society of Actuaries and has a B.S. in Mathematics and Economics, an M.S. in Mathematics and an M.S. in Economics, all from Brigham Young University.

Employees

We employed approximately 13,100 full-time associates as of June 30, 2011 in the segments listed below; in addition, we have a number of part-time and contract associates whose numbers fluctuate based on short-term demands.

	As of June 30,	
	2011	2010
Benefits	6,300	6,200
Risk and Financial Services	2,300	2,000
Talent and Rewards	2,100	2,000
Other	300	200
Business Services (incl. Corporate and field support)	2,100	2,400
Total associates	13,100	12,800

Access to Public Filings, Code of Business Conduct and Ethics and Board Committee Charters

Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports are available, without charge, on our web site (www.towerswatson.com) or the Securities and Exchange Commission ("SEC") web site (www.sec.gov), as soon as reasonably practicable after they are electronically with, or furnished to, the SEC. We have also adopted a Code of Business Conduct and Ethics applicable to all associates, senior financial employees, the principal executive officer, other officers and members of senior management. We also have a Code of Business Conduct and Ethics that applies to all of our directors. Both codes are posted on our website. Any amendments to the codes or any waivers of the director code requirements, or to the Code of Business Conduct and Ethics for any of our Chief Executive Officer, Chief Financial Officer, or our Chief Accounting Officer and Controller will be disclosed on our website or in a Form 8-K. Towers Watson's Audit Committee, Compensation Committee, Nominating and Governance Committee and Risk Committee all operate pursuant to written charters adopted by our board of directors, which are available on our website. We have also adopted a set of Corporate Governance Guidelines, copies of which are available on our website. Copies of all these documents are also available, without charge, from our Investor Relations Department at 901 N. Glebe Road, Arlington, VA 22203.

Item 1A — Risk Factors.

In addition to the factors discussed elsewhere in this Annual Report, the following are some of the important factors that could cause our actual results to differ materially from those projected in any forward-looking statements. These risk factors should be carefully considered in evaluating our business. The descriptions below are not the only risks and uncertainties that we face. Additional risks and uncertainties that are presently unknown to us may also impair our business operations, financial condition or results. If any of the risks and uncertainties below or other risks were to occur, our business operations, financial condition or results of operations could be materially and adversely impacted.

If we are not able to successfully integrate the operations of Towers Perrin and Watson Wyatt, we may fail to realize the anticipated growth opportunities and other anticipated benefits of the Merger.

We face significant challenges in integrating Towers Perrin's and Watson Wyatt's technologies, organizations, procedures, policies and operations, as well as in addressing differences in the business cultures of the two companies, and retaining key Towers Perrin and Watson Wyatt personnel. The integration process is complex and time consuming and requires substantial resources and effort. These efforts could divert management's focus and resources from other strategic opportunities and from business operations during the integration process. Difficulties may occur during the integration process, including:

- Loss of key officers and employees;
- Loss of key clients;
- Loss of revenues; and
- Increases in operating, tax or other costs.

The success of the Merger will depend in part on our ability to realize the anticipated growth opportunities and cost savings from integrating the businesses of Towers Perrin and Watson Wyatt, while minimizing or eliminating any difficulties that may occur. Even if the integration of the businesses of Towers Perrin and Watson Wyatt is successful, it may not result in the realization of the full benefits of the growth opportunities that we currently expect or these benefits may not be achieved within the anticipated time frame. Any failure to timely realize these anticipated benefits could have a material adverse effect on our revenues, expenses and results of operations.

The effects of the Merger may be dilutive to our earnings per share in the short term, and our estimates of the operational cost savings we expect to result from the Merger and of the costs we expect will be required to achieve such savings are inherently uncertain and may not be accurate, and we may not be able to achieve the operational cost savings in the expected time frame or at all.

While we expect to realize significant savings during the first three years following completion of the Merger, it is uncertain if we will achieve these savings, and the effects of the Merger may be dilutive to our earnings per share in the short term. We anticipate that full realization of pretax annual operational cost savings will take at least three years to achieve. Our operational cost savings estimates are based on a number of assumptions, including the assumption that we will be able to implement cost saving programs such as personnel reductions and consolidation of operations, technologies, and administrative functions. In addition, our estimated expenses required to achieve operational cost savings do not include certain other costs we expect to incur, including those relating to rebranding, lease termination costs and facilities consolidation, among others. We may not be able to achieve the operational cost savings that we anticipate in the expected time frame, based on the expected costs or at all. Failure to successfully implement cost savings programs on a timely basis, or the need to spend more than anticipated to implement such programs, will result in lower than expected cost savings in connection with the Merger and could have a material adverse effect on our operating results.

Changes in Towers Watson's compensation structure relative to each of Towers Perrin's and Watson Wyatt's current compensation structures could impair Towers Watson's ability to retain certain current associates of each of Towers Perrin and Watson Wyatt.

In order to meet our operating margin goals and increase our level of retained earnings, we have changed Towers Perrin's and Watson Wyatt's respective compensation structures. In particular, Towers Perrin, as a private company, had not retained a significant amount of annual earnings, resulting in significant flexibility to vary its levels of cash compensation. Our compensation practices are different from Towers Perrin's pre-merger practices, because a larger proportion of earnings will be retained compared to Towers Perrin's historical practice, which may affect, in particular, Towers Watson's ability to retain current associates formerly of Towers Perrin accustomed to the historical compensation structure of Towers Perrin as a private company. The changes in compensation structure could materially adversely affect Towers Watson's ability to retain current former Towers Perrin and Watson Wyatt associates if they do not perceive Towers Watson's total compensation program to be competitive with that of other firms.

The loss of key associates could damage or result in the loss of client relationships and could result in such associates competing against Towers Watson.

Our success depends on our ability to attract, retain and motivate qualified personnel, including key managers and associates. In addition, our success largely depends upon our associates' abilities to generate business and provide quality services. In particular, our associates' business relationships with our clients are a critical element of obtaining and maintaining client engagements. If we lose associates who manage substantial client relationships or possess substantial experience or expertise or if we are unable to successfully attract new talent, it could materially adversely affect our ability to secure and complete engagements, which would materially adversely affect our results of operations and prospects. In addition, if any of our key associates were to join a competitor or form a competing company, existing and potential clients could choose to use the services of that competitor instead of Towers Watson's services.

There can be no assurance that confidentiality and non-solicitation/non-competition agreements signed by senior associates who were former Towers Perrin or Watson Wyatt associates before the "merger of equals" between the two entities, or agreements signed by Towers Watson associates in the future, will be effective in preventing a loss of business.

Our clients could terminate or reduce our services at any time, which could decrease associate utilization, adversely impacting our profitability and results of operations.

Our clients generally are able to terminate or reduce our engagements at any time. If a client reduces the scope of, or terminates the use of, our services with little or no notice, our associate utilization will decline. In such cases, we will need to rapidly re-deploy our associates to other engagements (if possible) in order to minimize the potential negative impact on our financial performance. In addition, because a sizeable portion of our work is project-based rather than recurring in nature, our associate utilization will depend on our ability to continually secure additional engagements.

Our quarterly revenues could fluctuate while our expenses are relatively fixed.

Quarterly variations in our revenues and results of operations have occurred in the past and could occur as a result of a number of factors, such as:

- The significance of client engagements commenced and completed during a quarter;
- The seasonality of certain types of services. For example, our retirement revenues typically are more heavily weighted toward the first and fourth quarters of the calendar year, when annual actuarial valuations are required to be completed for calendar year-end companies and the related services are performed;
- The number of business days in a quarter;
- Associate hiring and utilization rates;
- Clients' ability to terminate engagements without penalty;
- The size and scope of assignments; and
- General economic conditions.

A sizeable portion of our total operating expenses is relatively fixed, encompassing the majority of administrative, occupancy, communications and other expenses, depreciation and amortization, and salaries and employee benefits excluding fiscal year-end incentive bonuses. Therefore, a variation in the number of client assignments or in the timing of the initiation or the completion of client assignments or our inability to forecast demand can cause significant variations in quarterly operating results and could result in losses and volatility in our stock price.

Improper management of our engagements could hurt our financial results.

Most of our contracts are structured on a fixed-fee basis or a time-and-expense basis. The profitability of our fixed-fee engagements depends on our ability to correctly estimate the costs and timing required for completion of the engagements and our ability to control our costs and improve our efficiency. The profitability of the engagements that are priced on a time-and-expense basis depends on our ability to maintain competitive billing rates, as well as our ability to control our costs. If we do not correctly estimate the costs and manage the performance of our engagements, we may incur losses on individual engagements and experience lower profit margins and, as a result, our overall financial results could be materially adversely affected.

The trend of employers shifting from defined benefit plans to defined contribution plans could materially adversely affect our business and results of operations.

Our retirement consulting and actuarial business comprises a substantial portion of our revenue and profit. We provide clients with actuarial and consulting services relating to both defined benefit and defined contribution pension plans. Defined benefit pension plans generally require more actuarial services than defined contribution plans because defined benefit plans typically involve large asset pools, complex calculations to determine employer costs, funding requirements and sophisticated analysis to match liabilities and assets over long periods of time. If organizations shift to defined contribution plans more rapidly than we anticipate, or if we are unable to otherwise compensate for the decline in our business that results from employers moving away from defined benefit plans, our business operations and related results of operations will be materially adversely affected.

Our business will be negatively affected if we are not able to anticipate and keep pace with rapid changes in government regulations or if government regulations decrease the need for our services or increase our costs.

A material portion of our revenue is affected by statutory changes. Many areas in which we provide services are the subject of government regulation, which is constantly evolving. Changes in government and accounting regulations in the United States and the United Kingdom, two of our principal geographic markets, affecting the value, use or delivery of benefits and human capital programs, including recent changes in regulations relating to health care (such as medical plans), defined contribution plans (such as 401(k) plans), defined benefit plans (such as pension plans) or executive compensation, may materially adversely affect the demand for, or the profitability of, our services. Changes to insurance regulatory schemes, or our failure to keep pace with such changes, could negatively affect demand for services in our Risk and Financial Services business segment. For example, our continuing ability to provide investment advisory services or reinsurance brokerage services depends on compliance with the rules and regulations in each of these jurisdictions. Any failure to comply with these regulations could lead to disciplinary action, including compensating clients for loss, the imposition of fines or the revocation of the authorization to operate as well as damage to our reputation.

In addition, we have significant operations throughout the world, which further subject us to applicable laws and regulations of countries outside the United States and the United Kingdom. Changes in legislation or regulations and actions by regulators in particular countries, including changes in administration and enforcement policies, could require operational improvements or modifications, which may result in higher costs or hinder our ability to operate our business in those countries.

If we are unable to adapt our services to applicable laws and regulations, our ability to provide effective services in these areas will be substantially diminished.

Our business could be negatively affected by currently proposed or future legislative or regulatory activity concerning compensation consultants.

Recent legislative and regulatory activity in the United States has focused on the independence of compensation consultants retained to provide advice to compensation committees of publicly traded companies. On December 16, 2009, the SEC published final rules, which became effective in February 2010, with respect to issuer disclosures on compensation consultants. Among other requirements, the rules require disclosure of fees paid to compensation consultants as well as a description of any additional services provided to the issuer by the compensation consultant and its affiliates and the aggregate fees paid for such services. Due in part to this regulation and continued legislative activity, prior to the Merger, some clients of Towers Perrin and Watson Wyatt and, after the Merger, some clients of Towers Watson decided to terminate their relationships with the respective company (either with respect to compensation consulting services or with respect to other consulting services) to avoid perceived or potential conflicts of interest.

In addition, on July 21, 2010, the U.S. President signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act, which requires the SEC to issue rules directing national securities exchanges and associations to require the compensation committee of a listed company to consider the independence of an advisor when selecting a compensation consultant. The SEC is required to identify factors affecting independence.

On March 30, 2011, the SEC issued proposed rules to implement these provisions of the Dodd-Frank Act pertaining to the role of, and certain disclosure relating to, compensation consultants. The proposed rules would require the national security exchanges to adopt listing standards requiring a company's compensation committee to consider certain independence factors, including whether the compensation consultant's firm provides other services to the company, before selecting a compensation consultant. The proposed rules would also require a company to disclose in its proxy statement whether its compensation committee has retained or obtained the advice of a compensation consultant, whether the work of the compensation consultant raised any conflicts of interest, and if so, the nature of the conflicts and how any such conflicts are being addressed.

The proposed rules do not require that the selected compensation consultant be independent. But if the proposed rules are adopted substantially in their current form and companies' compensation committees engage compensation consultants that do not perform any other services for the company, then this could cause additional clients to terminate their relationships with Towers Watson (either with respect to compensation consulting services or with respect to other consulting services) to avoid perceived or potential conflicts of interest. If this happens, the future termination of such relationships could have a material adverse effect on our business, financial condition and results of operations.

In addition, due in part to such regulation and continued legislative activity, some former Towers Perrin, Watson Wyatt or Towers Watson consultants terminated their relationships with us, and many have begun to compete with us or have indicated that they intend to compete with us. Such talent migration, and any future such talent migration, could have a material adverse effect on our business, financial condition and results of operations.

Competition could result in loss of our market share and reduced profitability.

The markets for our principal services are highly competitive. Our competitors include other human capital and risk management consulting and actuarial firms, as well as the human capital and risk management divisions of diversified professional services, insurance, brokerage and accounting firms. Some of our competitors have greater financial, technical and marketing resources than us, which could enhance their ability to finance acquisitions, fund internal growth and respond more quickly to professional and technological changes. Some competitors have or may develop a lower cost structure. New competitors or alliances among competitors could emerge, creating additional competition and gaining significant market share, resulting in a loss of business for us and a corresponding decline in revenues and profit margin. In order to respond to increased competition and pricing pressure, we may have to lower our prices, which would also have an adverse effect on our revenues and profit margin.

Consolidation in the industries that we serve could materially adversely affect our business.

Companies in the industries that we serve may seek to achieve economies of scale and other synergies by combining with or acquiring other companies. If two or more of our clients merge or consolidate and combine their operations, we may experience a decrease in the amount of services we perform for these clients. If one of our clients merges or consolidates with a company that relies on another provider for its services, we may lose work from that client or lose the opportunity to gain additional work. The increased market power of larger companies could also increase pricing and competitive pressures on us. Any of these possible results of industry consolidation could materially adversely affect our revenues and profits. Our reinsurance brokerage business is especially susceptible to this risk given the limited number of insurance companies seeking reinsurance and reinsurance providers in the marketplace.

We are subject to risks of doing business internationally.

For the year ended June 30, 2011, 51% of our revenue relates to business located outside the United States. As a result, a significant portion of our business operations is subject to foreign financial, tax and business risks, which could arise in the event of:

- Currency exchange rate fluctuations;
- Unexpected increases in taxes or changes in U.S. or foreign tax laws;
- Compliance with a variety of international laws and regulations, such as data privacy, employment regulations, trade barriers and restrictions on the import and export of technologies, as well as U.S. laws affecting the activities of U.S. companies abroad, including the Foreign Corrupt Practices Act of 1977 and sanctions programs administered by the U.S. Department of the Treasury Office of Foreign Assets Control, and similar foreign laws such as the U.K. Bribery Act;
- Absence in some jurisdictions of effective laws to protect our intellectual property rights;
- New regulatory requirements or changes in policies and local laws that materially affect the demand for our services or directly affect our foreign operations;
- Local economic and political conditions, including unusual, severe, or protracted recessions in foreign economies and inflation risk;
- The length of payment cycles and potential difficulties in collecting accounts receivable, particularly in light of the number of insolvencies in the current economic environment and the numerous bankruptcy laws to which they are subject;
- Unusual and unexpected monetary exchange controls, price controls or restrictions on transfers of cash; or

- Civil disturbance, terrorism or other catastrophic events that reduce business activity in other parts of the world.

These factors may lead to decreased revenues or profits and therefore may have a material adverse effect on our business, financial condition and results of operations.

Our inability to successfully recover should we experience a disaster or other business continuity problem could cause material financial loss, loss of human capital, regulatory actions, reputational harm or legal liability.

Should we experience a disaster or other business continuity problem, such as an earthquake, hurricane, terrorist attack, pandemic, security breach, power loss, telecommunications failure or other natural or man-made disaster, our continued success will depend, in part, on the availability of our personnel, our office facilities, and the proper functioning of our computer, telecommunication and other related systems and operations. In such an event, we could experience near-term operational challenges with regard to particular areas of our operations.

In particular, our ability to recover from any disaster or other business continuity problem will depend on our ability to protect our technology infrastructure against damage from business continuity events that could have a significant disruptive effect on our operations. We could potentially lose client data or experience material adverse interruptions to our operations or delivery of services to our clients in a disaster.

We will continue to regularly assess and take steps to improve upon our business continuity plans. However, a disaster on a significant scale or affecting certain of our key operating areas within or across regions, or our inability to successfully recover should we experience a disaster or other business continuity problem, could materially interrupt our business operations and cause material financial loss, loss of human capital, regulatory actions, reputational harm, damaged client relationships or legal liability.

Demand for our services could decrease for various reasons, including a general economic downturn, a decline in a client's or an industry's financial condition or prospects, or a decline in defined benefit pension plans that could materially adversely affect our results of operations.

We can give no assurance that the demand for our services will grow or that we will compete successfully with our existing competitors, new competitors or our clients' internal capabilities. Client demand for our services may change based on the clients' needs and financial conditions.

Our results of operations are affected directly by the level of business activity of our clients, which in turn are affected by the level of economic activity in the industries and markets that they serve. Economic slowdowns in some markets, particularly in the United States, have caused and may continue to cause reduction in discretionary spending by our clients, result in longer client payment terms, an increase in late payments by clients and an increase in uncollectible accounts receivable, each of which may reduce the demand for our services, increase price competition and adversely impact our growth, profit margins and liquidity. If our clients enter bankruptcy or liquidate their operations (which has already occurred with respect to some of our current clients), our revenues could be materially adversely affected.

In addition, the demand for many of our core benefit services, including compliance-related services, is affected by government regulation and taxation of employee benefit plans. Significant changes in tax or social welfare policy or other regulations could lead some employers to discontinue their employee benefit plans, including defined benefit pension plans, thereby reducing the demand for our services. A simplification of regulations or tax policy also could reduce the need for our services.

The unaudited pro forma financial data included in this Annual Report are illustrative and the actual financial condition and results of operations of Towers Watson may differ materially from the historical financial statements of Watson Wyatt and the unaudited pro forma financial data included in this Annual Report.

The unaudited pro forma financial data included in this Annual Report are presented solely for illustrative purposes and are not necessarily indicative of what our results of operations would have been had the Merger been completed on the date indicated. The pro forma financial data reflect adjustments that were developed using preliminary estimates based on currently available information and certain assumptions, and may be revised as additional information becomes available. Accordingly, the unaudited pro forma financial data included in this Annual Report are illustrative only. The results of operations of Towers Watson will differ materially from the historical financial statements of Watson Wyatt and may also differ materially from the unaudited pro forma financial data included in this Annual Report.

Our growth strategy depends, in part, on our ability to make acquisitions, and if we have difficulty in acquiring, overpay for, or are unable to acquire other businesses, our business may be materially adversely affected.

Our growth depends in part on our ability to make acquisitions. We may not be successful in identifying appropriate acquisition candidates or consummating acquisitions on terms acceptable or favorable to us, on the proposed timetables, or at all. We also face additional risks related to acquisitions such as our recent acquisitions of Aliquant and EMB, including that we could overpay for acquired businesses and that any acquired business could significantly underperform relative to our expectations. If we are unable to identify and successfully make acquisitions, our business could be materially adversely affected.

We face risks when we acquire businesses, and may have difficulty integrating or managing acquired businesses, which may harm our business, financial condition, results of operations or reputation.

We may acquire other companies in the future. We cannot be certain that our acquisitions will be accretive to earnings or otherwise meet our operational or strategic expectations. Acquisitions involve special risks, including the potential assumption of unanticipated liabilities and contingencies and difficulties in integrating acquired businesses, and acquired businesses may not achieve the levels of revenue, profit or productivity we anticipate or otherwise perform as we expect. In addition, if the operating performance of an acquired business deteriorates significantly, we may need to write down the value of the goodwill and other acquisition-related intangible assets recorded on our balance sheet.

We may be unable to effectively integrate an acquired business, such as the recently acquired Aliquant and EMB businesses, into our organization, and may not succeed in managing such acquired businesses or the larger company that results from such acquisitions. The process of integration of an acquired business may subject us to a number of risks, including:

- Diversion of management attention;
- Amortization of intangible assets, adversely affecting our reported results of operations;
- Inability to retain the management, key personnel and other employees of the acquired business;
- Inability to establish uniform standards, controls, systems, procedures and policies;
- Inability to retain the acquired company's clients;
- Exposure to legal claims for activities of the acquired business prior to acquisition; and
- Incurrence of additional expenses in connection with the integration process.

If acquisitions are not successfully integrated, our business, financial condition and results of operations could be materially adversely affected, as well as our professional reputation.

Damage to our reputation could damage our businesses.

Maintaining a positive reputation is critical to our ability to attract and maintain relationships with clients and associates. Damage to our reputation could therefore cause significant harm to our business and prospects. Harm to our reputation can arise from numerous sources, including, among others, employee misconduct, litigation or regulatory action, failure to deliver minimum standards of service and quality, compliance failures and unethical behavior. Negative publicity regarding us, whether or not true, may also result in harm to our prospects.

We could also suffer significant reputational harm if we fail to properly identify and manage potential conflicts of interest. The failure or perceived failure to adequately address conflicts of interest could affect the willingness of clients to deal with us, or give rise to litigation or enforcement actions. There can be no assurance that conflicts of interest will not arise in the future that could cause material harm to us.

We could be subject to claims arising from our work, as well as government inquiries and investigations, which could materially adversely affect our reputation, business and financial condition.

Professional services providers, including those in the human capital and risk management sectors such as Towers Watson, depend in large part on their relationships with clients and their reputation for high-quality services. Clients that may become dissatisfied with our services may terminate their business relationships with us and clients and third parties that claim they suffered damages caused by our services may bring lawsuits against us. The nature of our work, particularly our actuarial services, necessarily involves the use of assumptions and the preparation of estimates relating to future and contingent events, the actual outcome of which we cannot know in advance. Our actuarial services also rely on substantial amounts of data provided by clients, the accuracy and quality of which we cannot ensure. In addition, we could make computational, software programming or data management errors in connection with the services we provide to clients.

Clients may seek to hold us responsible for the financial consequences of variances between assumptions and estimates and actual outcomes or for errors. For example, clients may make:

- Claims that actuarial assumptions were unreasonable or that there were computational errors leading to pension plan underfunding or under-reserving for insurance claim liabilities;
- Claims of failure to review adequately or detect deficiencies in data, which could lead to an underestimation of pension plan or insurance claim liabilities; and
- Claims that employee benefit plan documents were misinterpreted or plan amendments were faulty, leading to unintended plan benefits or overpayments to beneficiaries.

Given that we frequently work with large pension funds and insurance companies, relatively small percentage errors or variances can create significant financial variances and result in significant claims for unintended or unfunded liabilities. The risks from such variances or errors could be aggravated in an environment of declining pension fund asset values and insurance company capital levels. In almost all cases, our exposure to liability with respect to a particular engagement is substantially greater than the revenue opportunity that the engagement generates for us.

In the case of liability for pension plan actuarial errors, a client's claims might focus on the client's alleged reliance that actuarial assumptions were reasonable and, based on such reliance, the client made benefit commitments the client may later claim are not affordable or funding decisions that result in plan underfunding if and when actual outcomes vary from actuarial assumptions.

Lawsuits arising out of any of our services could adversely affect our financial performance and financial condition and could result in increased insurance costs or a reduction in the amount of available insurance coverage. In addition to defense costs and liability exposure, which may be significant, claims may produce negative publicity that could hurt our reputation and business and could require substantial amounts of management attention, which could affect management's focus on operations.

Finally, we may be subject to inquiries and investigations by federal, state or other governmental agencies regarding aspects of our clients' businesses or our own businesses, especially regulated businesses such as our broker-dealer and investment advisory services. Such inquiries or investigations may consume significant management time and result in regulatory sanctions, fines or other actions as well as significant legal fees, which could have a material adverse impact on our business, results of operations and liquidity.

We advise or act on behalf of clients regarding investments whose results are not guaranteed, and clients that experience investment return shortfalls may assert claims against us.

We provide advice on both asset allocation and selection of investment managers. For some clients, we are responsible for making decisions on both these matters, or we may serve in a fiduciary capacity. Asset classes may experience poor absolute performance, and investment managers may underperform their benchmarks; in both cases the investment return shortfall can be significant. Clients experiencing this underperformance may assert claims against us, and such claims may be for significant amounts. Defending against these claims can involve potentially significant costs, including legal defense costs. Our ability to limit our potential liability may be limited in certain jurisdictions or in connection with claims involving breaches of fiduciary duties or other alleged errors or omissions.

Our investment activities may require specialized operational competencies, and if we fail to properly execute our role in cash and investment management, our clients or third parties may assert claims against us.

For certain clients, we are responsible for some portions of cash and investment management, including rebalancing of investment portfolios and guidance to third parties on structure of derivatives and securities transactions. Our failure to properly execute our role can cause monetary damage to our clients or such third parties for which we might be found liable, and such claims may be for significant amounts. Defending against these claims can involve potentially significant costs, including legal defense costs. Our ability to limit our potential liability may be constrained in certain jurisdictions.

Towers Watson may be engaged in providing services outside the core human capital and risk management business currently conducted by Towers Perrin and Watson Wyatt, which may carry greater risk of liability.

We continue to grow the business of providing professional services to institutional investors and financial services companies. The risk of claims from these lines of business may be greater than from our core human capital and risk management business, and such claims may be for significant amounts. For example, we may assist a pension plan to hedge its exposure to changes in interest rates. If the hedge does not perform as expected, we could be exposed to claims. Contractual provisions intended to mitigate risk may not be enforceable.

Our business faces rapid technological change, and our failure to respond to this change quickly could materially adversely affect our business.

To remain competitive in the business lines in which we engage, we have to identify and offer the most current technologies and methodologies. In some cases, significant technology choices and investments are required. If we do not respond correctly, quickly or in a cost-effective manner, our business and results of operations might be harmed.

The effort to gain technological expertise and develop new technologies in our business may require us to incur significant expenses and, in some cases, to implement these new technologies globally, particularly with respect to the integration activities that are ongoing in connection with the Merger. If we cannot offer new technologies as quickly or effectively as our competitors, we could lose market share. We also could lose market share if our competitors develop more cost-effective technologies than we will offer or develop.

Limited protection of our intellectual property could harm our business, and we face the risk that our services or products may infringe upon the intellectual property rights of others.

We cannot guarantee that trade secret, trademark and copyright law protections are adequate to deter misappropriation of our intellectual property (including our software, which may become an increasingly important part of our business). Existing laws of some countries in which we provide services or products may offer only limited protection of our intellectual property rights. Redressing infringements may consume significant management time and financial resources. Also, we may be unable to detect the unauthorized use of our intellectual property and take the necessary steps to enforce our rights, which may have a material adverse impact on our business, financial condition or results of operations. We cannot be sure that our services and products, or the products of others that we offer to our clients, do not infringe on the intellectual property rights of third parties, and we may have infringement claims asserted against us or our clients. These claims may harm our reputation, result in financial liability and prevent us from offering some services or products.

We could have liability or our reputation could be damaged if we do not protect client data or information systems or if our information systems are breached.

We depend on information technology networks and systems to process, transmit and store electronic information and to communicate among our locations around the world and with our alliance partners and clients. Security breaches could lead to shutdowns or disruptions of our systems and potential unauthorized disclosure of confidential information. We also are required at times to manage, utilize and store sensitive or confidential client or employee data. As a result, we are subject to numerous U.S. and foreign jurisdiction laws and regulations designed to protect this information, such as the European Union Directive on Data Protection and various U.S. federal and state laws governing the protection of health or other individually identifiable information. If any person, including any of our associates, fails to comply with, disregards or intentionally breaches our established controls with respect to such data or otherwise mismanages or misappropriates that data, we could be subject to monetary damages, fines or criminal prosecution. Unauthorized disclosure of sensitive or confidential client or employee data, whether through systems failure, accident, employee negligence, fraud or misappropriation, could damage our reputation and cause us to lose clients. Similarly, unauthorized access to or through our information systems or those we develop for our clients, whether by our associates or third parties, could result in significant additional expenses (including expenses relating to notification of data security breaches and costs of credit monitoring services), negative publicity, legal liability and damage to our reputation, as well as require substantial resources and effort of management, thereby diverting management's focus and resources from business operations.

Insurance may become more difficult or expensive to obtain.

The availability, terms and price of insurance are subject to many variables, including general insurance market conditions, loss experience in related industries and in the actuarial and benefits consulting industry, and the specific claims experience of an individual firm. We are subject to various regulatory requirements relating to insurance as well as client requirements. There can be no assurance that we will be able to obtain insurance at cost-effective rates or with reasonable retentions. Increases in the cost of insurance could affect our profitability and the unavailability of insurance to cover certain risks could have a material adverse effect on our financial condition or our ability to transact business in certain geographic areas, particularly in any specific period.

Towers Watson and its subsidiaries could encounter significant obstacles in securing adequate insurance coverage for errors and omissions liability risks on favorable or acceptable terms.

Towers Perrin and Watson Wyatt each historically obtained primary insurance for errors and omissions liability risks from a Vermont-regulated group captive insurance company known as Professional Consultants Insurance Company, Inc. (which we refer to as "PCIC"). The stockholders and insureds of PCIC were legacy Towers Perrin, legacy Watson Wyatt and Milliman, Inc. ("Milliman").

On January 1, 2010, the effective date of the Merger of Towers Perrin and Watson Wyatt, Towers Watson became the owner of 72.8% of the stock of PCIC.

Towers Perrin and Watson Wyatt provided PCIC with notice of non-renewal of the respective PCIC policies of insurance that expired at 12:01 a.m. on July 1, 2010. PCIC provided a notice of non-renewal to Milliman and will not issue a policy of insurance to Milliman for the policy period starting July 1, 2010 or thereafter. PCIC will continue to operate in order to pay losses arising from claims reported by its insureds during the periods covered by previously issued policies of insurance.

Since July 1, 2010, we have obtained our primary insurance for errors and omissions liability risks from a Vermont-regulated wholly owned captive insurance company known as Stone Mountain Insurance Company ("Stone Mountain"). Stone Mountain has secured reinsurance for a portion of the Towers Watson risks it underwrites. Towers Watson has secured excess errors and omissions liability coverage above the coverage provided by Stone Mountain in amounts we consider to be prudent. Stone Mountain has issued a policy of insurance to us that is substantially similar in form to the policy of insurance issued by PCIC.

The combination of the formation of Stone Mountain, which essentially results in self-insurance by us of our primary errors and omissions risk, and our controlling ownership interest in PCIC and the accompanying requirement that we consolidate PCIC's financial results into our financial results is likely to result in increased earnings volatility for us. In addition, the inability of Stone Mountain to secure reinsurance or our inability to secure excess errors and omissions professional liability coverage in the future could have a material adverse impact on our financial condition or our ability to transact business in certain geographic areas, particularly in any specific period.

We have material pension liabilities that can fluctuate significantly.

Towers Perrin and Watson Wyatt have material pension liabilities, which were assumed by us on January 1, 2010. The combined projected benefit obligation for legacy Towers Perrin and legacy Watson Wyatt pension and other postretirement benefit plans at June 30, 2011 was $3.6 billion, of which $876.1 million represented unfunded pension and postretirement liabilities. Movements in the interest rate environment, inflation or changes in other assumptions that are used for the estimates of our benefit obligations and other factors could have a material effect on the level of liabilities in these plans at any given time. These pension plans have minimum funding requirements that may require material amounts of periodic additional funding. Cash required to fund pension plans may have to be diverted from other corporate initiatives.

Towers Perrin and Towers Watson are defendants in several lawsuits commenced by former Towers Perrin shareholders.

On November 5, 2009, certain former Towers Perrin shareholders commenced a legal proceeding in the United States District Court for the Eastern District of Pennsylvania (the "*Dugan Action*") against Towers Perrin, members of its board of directors, and certain members of senior management. Plaintiffs are former members of Towers Perrin's senior management who left Towers Perrin at various times between 1995 and 2000. They seek to represent a class of former Towers Perrin shareholders who separated from service on or after January 1, 1971, and who meet certain other specified criteria. Although the complaint in the *Dugan Action* does not contain a quantification of the damages sought, on December 9, 2009, plaintiffs made a settlement demand on Towers Perrin of $800 million to settle the action on behalf of the proposed class.

On December 17, 2009, four other former Towers Perrin shareholders, all of whom voluntarily left Towers Perrin in May or June 2005 and all of whom are excluded from the proposed class in the *Dugan Action*, commenced a separate legal proceeding (the "*Allen Action*") in the United States District Court for the Eastern District of Pennsylvania alleging the same claims in a form similar to those alleged in the *Dugan Action*. These plaintiffs are proceeding in their individual capacities and do not seek to represent a proposed class.

On January 15, 2010, another former Towers Perrin shareholder who separated from service in March 2005 when Towers Perrin and Electronic Data Systems, Inc. launched a joint venture that led to the creation of a corporate entity known as ExcellerateHRO ("eHRO"), commenced a separate legal proceeding (the "*Pao Action*") in the United States District Court for the Eastern District of Pennsylvania, also alleging the same claims in a form similar to those alleged in the *Dugan Action*. The plaintiff in this action, in which Towers Watson also is named as a defendant, seeks to represent a class of former Towers Perrin shareholders who separated from service in connection with the formation of eHRO and who are excluded from the proposed class in the *Dugan Action*.

The complaints assert claims for breach of contract, breach of express trust, breach of fiduciary duty, promissory estoppel, quasi-contract/unjust enrichment, and constructive trust, and seek equitable relief including an accounting, disgorgement, rescission and/or restitution, and the imposition of a constructive trust. On January 20, 2010, the United States District Court for the Eastern District of Pennsylvania consolidated the three actions for all purposes. On February 22, 2010, defendants filed a motion to dismiss the complaints in their entireties. By order dated September 30, 2010, the court granted the motion to dismiss plaintiffs' claim for a constructive trust and denied the motion with respect to all other claims alleged. Pursuant to the court's September 30 order, defendants also filed answers to plaintiffs' complaints on October 22, 2010. The parties are currently engaged in fact discovery. We believe the claims are without merit and intend to continue to vigorously defend against the actions. We are likely to incur significant costs defending against these claims. The outcome of these legal proceedings is inherently uncertain and could be unfavorable to us.

Our reinsurance brokerage business could be subject to claims arising from its work, which could materially adversely affect our reputation and business.

Our reinsurance brokerage business may be subject to claims brought against it by clients or third parties. Clients are likely to assert claims if they fail to make full recoveries in respect of their own claims. If reinsurers with whom we place business for our clients become insolvent or otherwise fail to make claims payments, this may also result in claims against us.

Our reinsurance business assists its clients in placing reinsurance and handling related claims, which could involve substantial amounts of money. If our work results in claims, claimants may seek large damage awards and defending these claims can involve potentially significant costs and may not be successful. Claims could, by way of example, arise as a result of our reinsurance brokers failing to:

- Place the reinsurance coverage requested by the client;
- Report claims on a timely basis or as required by the reinsurance contract or program;
- Communicate complete and accurate information to reinsurers relating to the risks being reinsured; or
- Appropriately model or advise our clients in relation to the extent and scope of reinsurance coverage that is advisable for a client's needs.

Moreover, Towers Perrin's reinsurance brokerage contracts generally do not limit the maximum liability to which Towers Perrin, as a subsidiary of Towers Watson, may be exposed for claims involving alleged errors or omissions.

Reinsurance brokerage revenue is influenced by factors that are beyond our control, and volatility or declines in premiums or other trends in the insurance and reinsurance markets could significantly undermine the profitability of our reinsurance brokerage business.

For the year ended June 30, 2011, we derived approximately five percent of our consolidated revenue from our reinsurance brokerage business, which in turn derives a majority of its revenue from commissions. Revenue earned in our capacity as a reinsurance broker is based in large part on the rates that the global reinsurance marketplace prices for risks. For example, we do not determine reinsurance premiums on which commissions are generally based.

Premiums are cyclical in nature and may vary widely based on market conditions. When premium rates decline, the commissions and fees earned for placing certain reinsurance contracts and programs also tend to decrease. When premium rates rise, we may not be able to earn increased revenue from providing brokerage services because clients may purchase less reinsurance, there may be less reinsurance capacity available, or clients may negotiate a reduction to the compensation rate or a reduced fee for our services.

To the extent our clients are or become materially adversely affected by declining business conditions in the current economic environment, they may choose to limit their purchases of insurance and reinsurance coverage, as applicable, which would limit our ability to generate commission revenue. Clients also may decide not to utilize our risk management services, which would limit our ability to generate fee revenue.

We may not be able to obtain financing on favorable terms or at all.

The maintenance and growth of our business depends on our access to capital, which will depend in large part on cash flow generated by our business and the availability of equity and debt financing. There can be no assurance that our operations will generate sufficient positive cash flow to finance all of our capital needs or that we will be able to obtain equity or debt financing on favorable terms or at all.

Our revolving credit facility contains a number of restrictive covenants that restrict our operations.

The Towers Watson $500 million revolving credit facility contains a number of customary restrictive covenants imposing operating and financial restrictions on Towers Watson, including restrictions that limit our ability to engage in acts that may be in our long-term best interests. These covenants include, among others, limitations (and in some cases, prohibitions) that, directly or indirectly, restrict our ability to:

- Incur liens or additional indebtedness (including guarantees or contingent obligations);
- Engage in mergers and other fundamental changes;

- Sell or otherwise dispose of property or assets;
- Pay dividends and other distributions; and
- Change the nature of our business.

The credit agreement also contains financial covenants that limit our interest expense and total debt relative to EBITDA.

The operating restrictions and financial covenants in our credit agreement do, and any future financing agreements may, limit our ability to finance future operations or capital needs or to engage in other business activities. Our ability to comply with any financial covenants could be materially affected by events beyond our control, and there can be no assurance that we will satisfy any such requirements. If we fail to comply with these covenants, we may need to seek waivers or amendments of such covenants, seek alternative or additional sources of financing or reduce our expenditures. We may be unable to obtain such waivers, amendments or alternative or additional financing at all, or on terms favorable to us.

The credit agreement specifies several events of default, including non-payment, certain cross-defaults, certain bankruptcy events, covenant or representation breaches and certain changes in control. If an event of default occurs, the lenders under the credit agreement are expected to be able to elect to declare all outstanding borrowings, together with accrued interest and other fees, to be immediately due and payable. We may not be able to repay all amounts due under the credit agreement in the event these amounts are declared due upon an event of default.

We rely on third parties to provide services and their failure to perform the services could harm our business.

As part of providing services to clients and managing our business, we rely on a number of third-party service providers. Our ability to perform effectively depends in part on the ability of these service providers to meet their obligations, as well as on our effective oversight of their performance. The quality of our services could suffer or we could be required to incur unanticipated costs if our third-party service providers do not perform as expected or their services are disrupted. This could have a material adverse effect on our business and results of operations.

We are a holding company and, therefore, may not be able to receive dividends or other distributions in needed amounts from our subsidiaries.

The Company is organized as a holding company, a legal entity separate and distinct from our operating subsidiaries. As a holding company without significant operations of our own, we are dependent upon dividends and other payments from our operating subsidiaries to meet our obligations for paying principal and interest on outstanding debt obligations, for paying dividends to stockholders and for corporate expenses. In the event our operating subsidiaries are unable to pay dividends and other payments to the Company, we may not be able to service debt, pay obligations or pay dividends on common stock.

Further, the Company derives a significant portion of its revenue and operating profit from operating subsidiaries located outside the U.S. Since the majority of financing obligations as well as dividends to stockholders are made from the U.S., it is important to be able to access cash generated outside the U.S. Funds from the Company's operating subsidiaries outside of the U.S. are periodically repatriated to the U.S. via shareholder distributions and repayment of intercompany financing. A number of factors may arise that could limit our ability to repatriate funds or make repatriation cost prohibitive, including, but not limited to, foreign exchange rates and tax-related costs.

In the event we are unable to generate cash from our operating subsidiaries for any of the reasons discussed above, our overall liquidity could deteriorate.

Changes in our accounting estimates and assumptions could negatively affect our financial position and results of operations.

We prepare our financial statements in accordance with U.S. GAAP. These accounting principles require us to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of our financial statements. We are also required to make certain judgments that affect the reported amounts of revenues and expenses during each reporting period. We periodically evaluate our estimates and assumptions including those relating to restructuring, pensions, goodwill and other intangible assets, contingencies, share-based payments and income taxes. We base our estimates on historical experience and various assumptions that we believe to be reasonable based on specific circumstances. Actual results could differ from these estimates, and changes in accounting standards could have an adverse impact on our future financial position and results of operations.

Our accounting for our long-term outsourcing contracts requires using estimates and projections that may change over time. These changes may have a significant or adverse effect on our reported results of operations or financial condition.

Projecting contract profitability on our long-term outsourcing contracts requires us to make assumptions and estimates of future contract results. All estimates are inherently uncertain and subject to change. In an effort to maintain appropriate estimates, we review each of our long-term outsourcing contracts, the related contract reserves and intangible assets on a regular basis. If we determine that we need to change our estimates for a contract, we will change the estimates in the period in which the determination is made. These assumptions and estimates involve the exercise of judgment and discretion, which may also evolve over time in light of operational experience, regulatory direction, developments in accounting principles and other factors. Further, changes in assumptions, estimates or developments in the business or the application of accounting principles related to long-term outsourcing contracts may change our initial estimates of future contract results. Application of, and changes in, assumptions, estimates and policies may adversely affect our financial results.

The stock price of Class A common stock may be volatile.

The stock price of the Class A common stock may in the future be volatile and subject to wide fluctuations. In addition, the trading volume of the Class A common stock may in the future fluctuate and cause significant price variations to occur. Some of the factors that could cause fluctuations in the stock price or trading volume of the Class A common stock include:

- General market and economic conditions, including market conditions in the human capital and risk and financial management consulting industries and regulatory developments in the United States, foreign countries or both;
- Actual or expected variations in our quarterly results of operations and in the quarterly results of operations of companies perceived to be similar to us;
- Differences between actual results of operations and those expected by investors and analysts;
- Changes in recommendations by securities analysts;
- Operations and stock performance of competitors;
- Accounting charges, including charges relating to the impairment of goodwill or other intangible assets;
- Significant acquisitions, dispositions or strategic alliances by us or by competitors;
- Sales of the Class A common stock, including sales by our directors and officers or significant investors;
- Incurrence of additional debt;
- Dilutive issuance of equity;
- Recruitment or departure of key personnel;
- Loss or gain of key clients;
- Litigation involving us, our general industry or both; and
- Changes in reserves for professional liability claims.

There can be no assurance that the stock price of the Class A common stock will not fluctuate or decline significantly in the future. In addition, the stock market in general can experience considerable price and volume fluctuations that may be unrelated to our performance.

Shares of Towers Watson common stock eligible for public sale could adversely affect the stock price.

On January 1, 2010, the then-former Towers Perrin security holders received, in the aggregate, 44% of Towers Watson's voting common stock then outstanding. Those shares are subject to various restrictions. For example, shares of Class B common stock issued to the then-former Towers Perrin security holders automatically convert into freely tradable Class A common stock in equal annual installments over four years. The first conversion of Class B common stock to Class A common stock occurred on January 1, 2011.

In addition, transfer restrictions on restricted shares of Class A common stock received by a holder of Towers Perrin restricted stock units lapse over the course of a three-year vesting schedule (or such other vesting schedule as may be set forth in the holder's Towers Perrin restricted stock unit award agreement). The first tranche of restricted stock units received by legacy Towers Perrin associates vested on January 1, 2011. As of August 17, 2011 there were 55,085,090 outstanding shares of Class A common stock and 2,415,481 of Restricted Class A common stock; 5,547,733 outstanding shares of Class B-2 common stock; 5,661,591 outstanding shares of Class B-3 common stock; and 5,387,241 outstanding shares of Class B-4 common stock.

In addition, pursuant to our certificate of incorporation, our board of directors has the discretion to accelerate the conversion of any number of shares of Class B common stock into shares of freely tradable Class A common stock.

The sales or potential sales of a substantial number of shares of Class A common stock in the public market after the Class B common stock automatically converts or shares are converted by our Board of Directors, or shares of restricted Class A common stock vest, could depress the market price of Class A common stock at such time and could then impair our ability to raise capital through the sale of additional securities.

We will only pay dividends if and when declared by our board of directors.

Any determination to pay dividends in the future is at the discretion of our board of directors and will depend upon our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law, rule or regulation, business and investment strategy, and other factors that our board of directors deems relevant. If we do not pay dividends, then the return on an investment in our common stock will depend entirely upon any future appreciation in its stock price. There is no guarantee that our common stock will appreciate in value or maintain its value.

We have various mechanisms in place that could prevent a change in control that a stockholder might favor.

Our certificate of incorporation and bylaws contain provisions that might discourage, delay or prevent a change in control that a stockholder might favor. Our certificate of incorporation or bylaws:

- Authorize the issuance of preferred stock without fixed characteristics, which could be issued by our board of directors pursuant to a stockholder rights plan and deter a takeover attempt;
- Provide that only the Chief Executive Officer, President or our board of directors may call a special meeting of stockholders;
- Limit business at special stockholder meetings to such business as is brought before the meeting by or at the direction of our board of directors;
- Prohibit stockholder action by written consent, and require all stockholder actions to be taken at an annual or special meeting of the stockholders;
- Provide our board of directors with exclusive power to change the number of directors;
- Provide that all vacancies on our board of directors, including new directorships, may only be filled by a resolution adopted by a majority of the directors then in office;
- Do not opt out of Section 203 of the Delaware General Corporation Law, which prohibits business combinations between a corporation and any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder;
- Require a supermajority vote for the stockholders to amend the bylaws; and
- Prohibit any stockholder from presenting a proposal or director nomination at an annual stockholders' meeting unless such stockholder provides us with sufficient advance notice.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

As of June 30, 2011, we operated offices in more than 100 cities and 38 countries throughout North America, Europe, Asia-Pacific and Latin America. Operations of each of our segments are carried out in leased offices under operating leases that typically do not exceed 10 years in length. We do not anticipate difficulty in meeting our space needs at lease expiration.

The fixed assets owned by us represented approximately five percent of total assets as of June 30, 2011, and consisted primarily of computer equipment and software, office furniture and leasehold improvements.

Item 3. Legal Proceedings.

From time to time, we are a party to various lawsuits, arbitrations or mediations that arise in the ordinary course of business. The disclosure called for by Item 3 regarding our legal proceedings is incorporated by reference herein from Note 11, "Debt, Commitments and Contingent Liabilities", of the notes to the consolidated financial statements in this Annual Report on Form 10-K for the year ending June 30, 2011.

Item 4. (Removed and Reserved).

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Towers Watson & Co. Class A common stock is currently traded on the New York Stock Exchange and NASDAQ under the symbol TW.

The following table sets forth, for the periods indicated, the high and low sales prices per share of our Class A common stock since January 4, 2010, the first trading day of the Class A common stock following consummation of the Merger.

	High	Low
Fiscal Year 2010		
Third quarter (January 4, 2010 - March 31, 2010)	$ 51.48	$ 42.72
Fourth quarter (April 1, 2010 - June 30, 2010)	$ 50.00	$ 38.85
Fiscal Year 2011		
First quarter (July 1, 2010 - September 30, 2010)	$ 49.18	$ 38.35
Second quarter (October 1, 2010 - December 31, 2010)	$ 53.47	$ 48.96
Third quarter (January 1, 2011 - March 31, 2011)	$ 58.80	$ 52.89
Fourth quarter (April 1, 2011 - June 30, 2011)	$ 65.71	$ 54.33
Fiscal Year 2012		
First quarter (July 1, 2011 - August 17, 2011)	$ 66.38	$ 52.26

Holders

As of August 17, 2011, there were approximately 234 registered stockholders of our Class A common stock and 564 registered stockholders of our Class B common stock.

Dividends

Our board of directors has approved the payment of a quarterly cash dividend in the amount of $0.075 per share. Total dividends paid in fiscal year 2011 and in fiscal year 2010 were $21.6 million and $15.2 million, respectively.

In August, 2011, our board of directors approved an increase in future quarterly cash dividends to $0.10 per share. Our next dividend is payable in October, 2011 to the stockholders of record at the close of our first quarter of fiscal 2012, on September 30, 2011.

The continued payment of cash dividends in the future is at the discretion of our board of directors and depends on numerous factors, including, without limitation, our net earnings, financial condition, availability of capital, debt covenant limitations and our other business needs, including those of our subsidiaries and affiliates. Additionally, our credit facility requires us to observe certain covenants, including requirements for minimum net worth, which potentially act to restrict dividends.

Performance Graph

The graphs below depict total cumulative stockholder return on $100 invested on June 30, 2006 and January 4, 2010, respectively in (i) Watson Wyatt Worldwide Inc. common stock and Towers Watson & Co. common stock, (ii) the New York Stock Exchange Composite Index; (iii) an old peer group index comprised of the common stock of certain publicly traded companies within the management consulting services standard industrial classification code having a reported market capitalization exceeding $150 million, and (iv) a new peer group index comprised of the common stock of Aon Corporation and Marsh & McLennan Companies and certain publicly traded companies within the management consulting services standard industrial classification code having a reported market capitalization exceeding $150 million. The graphs assume reinvestment of dividends.

Aon Corporation was added to the new peer group index due in part to Aon Corporation's acquisition of Hewitt Associates Inc. and in part to its subsidiary, Aon Benfield, being a direct competitor. Hewitt Associates was previously included in the old peer group index and has been eliminated from the old peer group index due to its acquisition by Aon Corporation. Marsh & McLennan Companies was added to the new peer group index due to its subsidiaries, Mercer HR Consulting, Guy Carpenter and Oliver Wyman, being some of Towers Watson's closest competitors.

COMPARISON OF CUMULATIVE TOTAL RETURN*

Among Watson Wyatt Worldwide, Inc., the NYSE Composite Index, an Old Peer Group and a New Peer Group



$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
6/06
6/07
6/08
6/09
12/09
Watson Wyatt Worldwide, Inc.
NYSE Composite
Old Peer Group
New Peer Group

*$100 invested on 6/30/06 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

	6/06	6/07	6/08	6/09	12/09
Watson Wyatt Worldwide, Inc.	100.00	144.59	152.40	108.84	138.27
NYSE Composite	100.00	123.47	110.83	77.89	95.83
Old Peer Group	100.00	136.48	131.57	107.63	128.46
New Peer Group	100.00	128.21	124.12	101.13	115.09



COMPARISON OF CUMULATIVE TOTAL RETURN*
Among Towers Watson & Co., the NYSE Composite Index,
an Old Peer Group and a New Peer Group
$160
$140
$120
$100
$80
$60
$40
$20
$0
1/4/10
6/30/10
6/30/11
Towers Watson & Co.
NYSE Composite
Old Peer Group
New Peer Group
*$100 invested on 1/4/10 in stock or 12/31/09 in index, including reinvestment of dividends.
Fiscal year ending June 30.

	1/4/10	6/30/10	6/30/11
Towers Watson & Co.	100.00	77.96	132.60
NYSE Composite	100.00	91.14	120.29
Old Peer Group	100.00	93.03	142.18
New Peer Group	100.00	96.64	143.04

The two Performance Graphs respectively show (i) legacy Watson Wyatt's stock performance from June 30, 2006 through December 31, 2009, the day prior to the closing date of the Merger and (ii) Towers Watson's stock performance from January 4, 2010 through June 30, 2011. As a result of the Merger, as discussed previously, legacy Towers Perrin and legacy Watson Wyatt became wholly owned subsidiaries of Jupiter Saturn Holding Company (subsequently renamed Towers Watson & Co.). Legacy Watson Wyatt no longer exists as a publicly traded entity and ceased all trading of its common stock as of the close of business on December 31, 2009, the date preceding the Merger.

Companies included in the new peer group index in both graphs include: Accenture PLC, Aon Corporation, FTI Consulting Inc., Huron Consulting Group Inc.; Marsh & McLennan Companies; Maximus Inc.; Navigant Consulting Inc.; and The Corporate Executive Board Company.

Companies included in the old peer group index in both graphs include: Accenture PLC, FTI Consulting Inc., Huron Consulting Group Inc.; Maximus Inc.; Navigant Consulting Inc.; and The Corporate Executive Board Company.

Issuer Purchases of Equity Securities

Towers Watson will periodically repurchase shares of common stock, one purpose of which is to offset potential dilution from shares issued in connection with its benefit plans. During the third quarter of fiscal year 2010, the Company's Board of Directors approved the repurchase of up to 750,000 shares of our Class A Common Stock. During the second quarter of fiscal year 2011, the Company's Board of Directors approved the repurchase of up to $100 million of the Company's Class A common stock. This repurchase is in addition to the ongoing stock repurchase program initiated by the Company to offset dilution from employee benefit plans in fiscal year 2010. There are no expiration dates for either of these repurchase plans or programs. The table below presents specified information about our Class A common stock repurchases in the fourth quarter of fiscal year 2011 and our repurchase plans:

Period	Total Number of Shares Purchased (a)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs (b)
April 1, 2011 through April 30, 2011	33,000	55.19	33,000	2,128,838
May 1, 2011 through May 31, 2011	36,000	59.48	36,000	2,092,838
June 1, 2011 through June 30, 2011	334,489	61.93	334,489	1,758,349
	403,489		403,489	1,758,349

(a) Of the 403,489 shares of Class A common stock repurchased in the fourth quarter of fiscal year 2011, 54,000 shares were repurchased under the plan approved by our Board of Directors during the third quarter of fiscal year 2010. The remaining 349,489 shares were repurchased under the plan approved by our Board of Directors during the second quarter of fiscal year 2011.

(b) The maximum number of shares that may yet be purchased under our plans includes the remaining shares under our two stock repurchase plans. An estimate of the maximum number of shares under the repurchase of up to $100 million of 1,521,838 shares was determined using the closing price of our stock on June 30, 2011 of $65.71.

Item 6. Selected Consolidated Financial Data

The following table sets forth selected consolidated financial data of Towers Watson for each of the years in the five-year period ended June 30, 2011. The selected consolidated financial data as of June 30, 2011 and 2010, and for each of the three years in the period ended June 30, 2011, were derived from the audited consolidated financial statements of Towers Watson included in this Annual Report on Form 10-K. The selected consolidated financial data as of June 30, 2009, 2008 and 2007, and for each of the years ended June 30, 2008 and 2007, were derived from audited consolidated financial statements of Towers Watson not included in this Annual Report on Form 10-K. The consolidated financial data should be read in conjunction with our consolidated financial statements and notes thereto.

Statement of Operations Data:	Year Ended June 30,				
(amounts are in thousands, except per share data)	2011	2010 (a)	2009	2008	2007
Revenue	$3,259,451	$2,387,829	$1,676,029	$1,760,055	$1,486,523
Costs of providing services:					
Salaries and employee benefits	2,043,063	1,540,417	1,029,299	1,052,992	879,341
Professional and subcontracted services	246,348	163,848	119,323	138,983	116,527
Occupancy	144,191	109,454	72,566	83,255	75,704
General and administrative expenses	281,576	220,937	172,010	185,624	178,411
Depreciation and amortization	130,575	101,084	73,448	72,428	57,235
Transaction and integration expenses	100,535	87,644	—	—	—
	2,946,288	2,223,384	1,466,646	1,533,282	1,307,218
Income from operations	313,163	164,445	209,383	226,773	179,305
Income/(Loss) from affiliates	1,081	(1,274)	8,350	2,325	(5,500)
Interest income	5,523	2,950	2,022	5,584	4,066
Interest expense	(12,475)	(7,508)	(2,778)	(5,977)	(1,581)
Other non-operating income	19,349	11,304	4,926	464	178
Income before income taxes	326,641	169,917	221,903	229,169	176,468
Provision for income taxes	129,916	50,907	75,276	73,470	60,193
Net income before non-controlling interests	196,725	119,010	146,627	155,699	116,275
Net income/(loss) attributable to non-controlling interests	2,288	(1,587)	169	258	—
Net income attributable to controlling interests	$ 194,437	$ 120,597	$ 146,458	$ 155,441	116,275
Earnings per share: net income attributable to controlling interests:					
Basic	$ 2.62	$ 2.04	$ 3.43	$ 3.65	$ 2.74
Diluted	$ 2.62	$ 2.03	$ 3.42	$ 3.50	$ 2.60
Dividends declared per share	$ 0.30	$ 0.30	$ 0.30	$ 0.30	$ 0.30
Weighted average shares of common stock (000):					
Basic	74,075	59,257	42,690	42,577	42,413
Diluted	74,139	59,372	42,861	44,381	44,684

Balance Sheet and Other Data:	As of June 30,				
(amounts are in thousands)	2011	2010	2009	2008	2007
Cash and cash equivalents	$ 528,923	$ 435,927	$ 209,832	$ 124,632	$ 248,186
Restricted Cash	153,154	164,539	—	—	—
Working capital	472,074	479,521	231,938	172,241	326,354
Goodwill and Intangible assets	2,638,496	2,400,782	728,987	870,943	594,651
Total assets	5,098,950	4,573,617	1,626,319	1,715,976	1,529,709
Revolving credit facility	—	—	—	—	105,000
Dividends declared	22,846	17,661	12,785	12,768	12,717
Stockholders' equity	2,591,527	1,955,607	853,638	984,395	787,519
Shares outstanding	73,601	74,204	42,657	43,578	42,299

(a) Includes the effect of the Merger as of January 1, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Executive Overview

General

We are a global consulting firm focusing on providing human capital and financial consulting services.

In the short term, our revenue is driven by many factors, including the general state of the global economy and the resulting level of discretionary spending, the continuing regulatory compliance requirements of our clients, changes in investment markets, the ability of our consultants to attract new clients or provide additional services to existing clients, the impact of new regulations in the legal and accounting fields and the impact of our ongoing cost saving initiatives. In the long term, we expect that our financial results will depend in large part upon how well we succeed in deepening our existing client relationships through thought leadership and a focus on developing cross-practice solutions, actively pursuing new clients in our target markets, cross selling and making strategic acquisitions. We believe that the highly fragmented industry in which we operate offers us growth opportunities, because we provide a unique business combination of benefits and human capital consulting, as well as risk and capital management and strategic technology solutions.

Segments

We provide services in three business segments: Benefits, Risk and Financial Services and Talent and Rewards.

Benefits Segment. The Benefits segment is our largest and most established segment. This segment has grown through business combinations as well as strong organic growth. It helps clients create and manage cost-effective benefits programs that help them attract, retain and motivate a talented workforce.

The Benefits segment provides benefits consulting and administration services through four primary lines of business:

- Retirement;
- Health and Group Benefits;
- Technology and Administration Solutions; and
- International Consulting.

Retirement supports organizations worldwide in designing, managing, administering and communicating all types of retirement plans. Health and Group Benefits provides advice on the strategy, design, financing, delivery, ongoing plan management and communication of health and group benefit programs. Through our Technology and Administration Solutions line of business, we deliver cost-effective benefit outsourcing solutions. The International Consulting Group provides expertise in dealing with international human capital management and related benefits and compensation advice for corporate headquarters and their subsidiaries. A significant portion of the revenue in this segment is from recurring work, driven in large part by the heavily regulated nature of employee benefits plans and our clients' annual needs for these services. For the fiscal year ended June 30, 2011, the Benefits segment contributed 59% of our segment revenue. For the same period, approximately 44% of the Benefits segment's revenue originates from outside the United States and is thus subject to translation exposure resulting from foreign exchange rate fluctuations.

Risk and Financial Services Segment. Within the Risk and Financial Services segment, our second largest segment, we have three primary lines of business:

- Risk Consulting and Software ("RCS");
- Investment Consulting and Solutions ("Investment"); and
- Reinsurance and Insurance Brokerage ("Brokerage").

The Risk and Financial Services segment accounted for 24% of our total revenue for the fiscal year ended June 30, 2011. Approximately 65% of the segment's revenue originates from outside the United States and is thus subject to translation exposure resulting from foreign exchange rate fluctuations. The segment has a strong base of recurring revenue, driven by long-term client relationships in reinsurance brokerage services, retainer investment consulting relationships, consulting services on financial reporting, and actuarial opinions on property/casualty loss reserves. Some of these relationships have been in place for more than 20 years. A portion of the revenue is related to project work, which is more heavily dependent on the overall level of discretionary spending by clients. This work is favorably influenced by strong client relationships, particularly related to mergers and acquisitions consulting.

Major revenue growth drivers include changes in regulations, the level of mergers and acquisitions activity in the insurance industry, growth in pension and other asset pools, and reinsurance retention and pricing trends.

Talent and Rewards Segment. Our third largest segment, Talent and Rewards, is focused on three primary lines of business:

- Executive Compensation;
- Rewards, Talent and Communication; and
- Data, Surveys and Technology.

The Talent and Rewards segment accounted for approximately 17% of our total revenue for the fiscal year ended June 30, 2011. Few of the segment's projects have a recurring element. As a result, this segment is most sensitive to changes in discretionary spending due to cyclical economic fluctuations. Approximately 50% of the segment's revenue originates from outside the United States and is thus subject to translation exposure resulting from foreign exchange rate fluctuations. Revenue for Talent and Rewards consulting has minimal seasonality, with a small degree of heightened activity in the second half of the year during the annual compensation, benefits and survey cycles. Major revenue growth drivers in this group include demand for workforce productivity improvements and labor cost reductions, focus on high performance culture, globalization of the workforce, changes in regulations and benefits programs, mergers and acquisitions activity, and the demand for universal metrics related to workforce engagement.

Financial Statement Overview

Towers Watson's fiscal year ends June 30.

Shown below are Towers Watson's top five markets based on percentage of consolidated revenue. The fiscal years ended June 30, 2011 and 2010 include data of Towers Watson's geographic regions. The fiscal year ended June 30, 2009 includes only data of historical Watson Wyatt's geographic regions.

Geographic Region	Fiscal Year		
	2011	2010	2009
United States	49%	52%	43%
United Kingdom	22	22	32
Canada	6	6	4
Germany	4	4	4
Netherlands	3	3	3

We derive the majority of our revenue from fees for consulting services, which generally are billed at standard hourly rates and expense reimbursement, which we refer to as time and expense, or on a fixed-fee basis. Management believes the approximate percentages for time and expense and fixed-fee basis engagements are 60% and 40%, respectively. Clients are typically invoiced on a monthly basis with revenue generally recognized as services are performed. No single client accounted for more than 1% of our consolidated revenues for any of our most recent three fiscal years.

Our most significant expense is compensation to associates, which typically comprises approximately 70% of total costs of providing services. We compensate our directors and select executives with incentive stock-based compensation plans from time to time. When granted, awards are governed by the Towers Watson & Co. 2009 Long Term Incentive Plan, which provides for the awards to be valued at their grant date fair value which is amortized over the expected term of the awards, generally three years. In connection with the issuance of Towers Watson restricted Class A common stock to Towers Perrin RSU holders in the Merger, we expect the total non-cash compensation expense relating to Towers Watson restricted Class A common stock for the three year period to be $160.0 million. This estimate was determined assuming a 10% annual forfeiture rate based on actual and expected attrition and the graded method of expense methodology. This expense methodology assumes that the restricted shares were issued to Towers Perrin RSU holders in equal amounts of shares that vest over one year, two years and three years giving the effect of more expense in the first year than the second and third. In the event that an associate is involuntarily terminated other than for cause, vesting is accelerated and expense is recorded immediately.

Salaries and employee benefits are comprised of wages paid to associates, related taxes, severance, benefit expenses such as pension, medical and insurance costs, and fiscal year-end incentive bonuses.

Professional and subcontracted services represent fees paid to external service providers for employment, marketing and other services. For the three most recent fiscal years, approximately 40 to 60% of the professional and subcontracted services were directly incurred on behalf of clients and were reimbursed by them, with such reimbursements being included in revenue. For the fiscal year ended June 30, 2011 for Towers Watson, approximately 36% of professional and subcontracted services represent these reimbursable services.

Occupancy includes expenses for rent and utilities.

General and administrative expenses include legal, marketing, human resources, finance, research, technology support, supplies, telephone and other costs to operate office locations as well as professional fees and insurance, including premiums on excess insurance and losses on professional liability claims, non-client-reimbursed travel by associates, publications and professional development. This line item also includes miscellaneous expenses, including gains and losses on foreign currency transactions.

Depreciation and amortization includes the depreciation of fixed assets and amortization of intangible assets and internally-developed software.

Transaction and integration expenses include fees and charges associated with the Merger and with our other acquisitions. Transaction and integration expenses principally consist of investment banker fees, regulatory filing expenses, integration consultants, as well as legal, accounting, marketing, and information technology integration expenses.

Critical Accounting Policies and Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Our estimates, judgments and assumptions are continually evaluated based on available information and experience. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates. The areas that we believe are critical accounting policies include revenue recognition, valuation of billed and unbilled receivables from clients, discretionary compensation, income taxes, pension assumptions, incurred but not reported claims, and goodwill and intangible assets. The critical accounting policies discussed below involve making difficult, subjective or complex accounting estimates that could have a material effect on our financial condition and results of operations. These critical accounting policies require us to make assumptions about matters that are highly uncertain at the time of the estimate or assumption. Different estimates that we could have used, or changes in estimates that are reasonably likely to occur, may have a material effect on our financial condition and results of operations.

Revenue Recognition

Revenue includes fees primarily generated from consulting services provided. We recognize revenue from these consulting engagements when hours are worked, either on a time-and-expense basis or on a fixed-fee basis, depending on the terms and conditions defined at the inception of an engagement with a client. We have engagement letters with our clients that specify the terms and conditions upon which the engagements are based. These terms and conditions can only be changed upon agreement by both parties. Individual associates' billing rates are principally based on a multiple of salary and compensation costs.

Revenue for fixed-fee arrangements that span multiple months is based upon the percentage of completion method. We typically have three types of fixed-fee arrangements: annual recurring projects, projects of a short duration, and non-recurring system projects. Annual recurring projects and the projects of short duration are typically straightforward and highly predictable in nature. As a result, the project manager and financial staff are able to identify, as the project status is reviewed and bills are prepared monthly, the occasions when cost overruns could lead to the recording of a loss accrual.

We have non-recurring system projects that are longer in duration and subject to more changes in scope as the project progresses. We evaluate at least quarterly, and more often as needed, project managers' estimates-to-complete to assure that the projects' current statuses are accounted for properly. Certain software contracts generally provide that if the client terminates a contract, we are entitled to payment for services performed through termination.

Revenue recognition for fixed-fee engagements is affected by a number of factors that change the estimated amount of work required to complete the project such as changes in scope, the staffing on the engagement and/or the level of client participation. The periodic engagement evaluations require us to make judgments and estimates regarding the overall profitability and stage of project completion that, in turn, affect how we recognize revenue. We recognize a loss on an engagement when estimated revenue to be received for that engagement is less than the total estimated direct and indirect costs associated with the engagement. Losses are recognized in the period in which the loss becomes probable and the amount of the loss is reasonably estimable. We have experienced certain costs in excess of estimates from time to time. Management believes it is rare, however, for these excess costs to result in overall project losses.

We have developed various software programs and technologies that we provide to clients in connection with consulting services. In most instances, such software is hosted and maintained by us and ownership of the technology and rights to the related code remain with us. Software developed to be utilized in providing services to a client, but for which the client does not have the contractual right to take possession, is capitalized during the implementation stage. Revenue associated with the related contract, together with amortization of the related capitalized software, is recognized over the service period. As a result, we do not recognize revenue during the implementation phase of an engagement.

In connection with the Merger, we acquired the reinsurance brokerage business of Towers Perrin. In our capacity as a reinsurance broker, we collect premiums from reinsureds and, after deducting our brokerage commissions, we remit the premiums to the respective reinsurance underwriters on behalf of reinsureds. In general, compensation for reinsurance brokerage services is earned on a commission basis. Commissions are calculated as a percentage of a reinsurance premium as stipulated in the reinsurance contracts with our clients and reinsurers. We recognize brokerage services revenue on the later of the inception date or billing date of the contract. In addition, we hold cash needed to settle amounts due reinsurers or reinsureds, net of any commissions due to us, pending remittance to the ultimate recipient. We are permitted to invest these funds in high quality liquid instruments.

Revenue recognized in excess of billings is recorded as unbilled accounts receivable. Cash collections and invoices generated in excess of revenue recognized are recorded as deferred revenue until the revenue recognition criteria are met. Client reimbursable expenses, including those relating to travel, other out-of-pocket expenses and any third-party costs, are included in revenue, and an equivalent amount of reimbursable expenses are included in professional and subcontracted services as a cost of revenue.

Valuation of Billed and Unbilled Receivables from Clients

We maintain allowances for doubtful accounts to reflect estimated losses resulting from the clients' failure to pay for the services after the services have been rendered, including allowances when customer disputes may exist. The related provision is recorded as a reduction to revenue. Our allowance policy is based on the aging of the billed and unbilled client receivables and has been developed based on the write-off history. Facts and circumstances such as the average length of time the receivables are past due, general market conditions, current economic trends and our clients' ability to pay may cause fluctuations in our valuation of billed and unbilled receivables.

Discretionary Compensation

Our compensation program includes a discretionary bonus that is determined by management and has historically been paid once per fiscal year in the form of cash and/or deferred stock units after our annual operating results are finalized. As a result of the Merger, interim bonuses were paid in March 2010 relating to the period ended December 31, 2009 and were also paid September 2010 relating to the six-month period ended June 30, 2010, after which time bonuses are expected to be paid annually each September.

An estimated annual bonus amount is initially developed at the beginning of each fiscal year in conjunction with our budgeting process. Estimated annual operating performance is reviewed quarterly and the discretionary annual bonus amount is then adjusted, if necessary, by management to reflect changes in the forecast of pre-bonus profitability for the year.

Income Taxes

We account for income taxes in accordance with Accounting Standards Codification ("ASC") 740, *Income Taxes*, which prescribes the use of the asset and liability approach to the recognition of deferred tax assets and liabilities related to the expected future tax consequences of events that have been recognized in our financial statements or income tax returns. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets when it is more likely than not that a portion or all of a given deferred tax asset will not be realized. In accordance with ASC 740, income tax expense includes (i) deferred tax expense, which generally represents the net change in the deferred tax asset or liability balance during the year plus any change in valuation allowances and (ii) current tax expense, which represents the amount of tax currently payable to or receivable from a taxing authority plus amounts accrued for expected tax contingencies (including both tax and interest). ASC 740 prescribes a recognition threshold of more-likely-than-not, and a measurement attribute for all tax positions taken or expected to be taken on a tax return, in order for those positions to be recognized in the financial statements. We continually review tax laws, regulations and related guidance in order to properly record any uncertain tax positions. We adjust these reserves in light of changing facts and circumstances, such as the outcome of tax audits. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate.

Incurred But Not Reported (IBNR) Claims

We accrue for IBNR professional liability claims that are probable and estimable, and for which we have not yet contracted for insurance coverage. We use actuarial assumptions to estimate and record a liability for IBNR professional liability claims. Our estimated IBNR liability is based on long-term trends and averages, and considers a number of factors, including changes in claim reporting patterns, claim settlement patterns, judicial decisions, and legislation and economic decisions. Our estimated IBNR liability does not include actuarial projections for the effect of claims data for large cases due to the insufficiency of actuarial experience with such cases. Our estimated IBNR liability will fluctuate if claims experience changes over time. Our IBNR liability was $274.8 million and $222.3 million as of June 30, 2011 and 2010, respectively. To the extent our captive insurance companies, PCIC and SMIC, expect losses to be covered by a third party they record a receivable for the amount expected to be recovered. This receivable is classified in other current or other noncurrent assets in our consolidated balance sheet.

Pension Assumptions

We sponsor both qualified and non-qualified defined benefit pension plans and other post-retirement benefit plan or "OPEB" plans in North America and Europe. These plans represented 98% of our total pension obligations as of June 30, 2011. We also sponsor funded and unfunded defined benefit pension plans in certain other countries representing the remaining 2% of the liability.

Under the legacy Watson Wyatt plans in North America, benefits are based on the number of years of service and the associate's compensation during the five highest paid consecutive years of service. The non-qualified plan, included only in North America, provides for pension benefits that would be covered under the qualified plan but are limited by the Internal Revenue Code. The non-qualified plan has no assets and therefore is an unfunded arrangement. Beginning January 2008, Watson Wyatt made changes to the plan in the United Kingdom related to years of service used in calculating benefits for associates. Benefits earned prior to January 2008 are based on the number of years of service and the associate's compensation during the three years before leaving the plan and benefits earned after January 2008 are based on the number of years of service and the associate's average compensation during the associate's term of service since that date. The plan liabilities in Germany were a result of Watson Wyatt's acquisition of Heissmann GmbH in 2007. A significant percentage of the liabilities represent the grandfathered pension benefit for associates hired prior to a July 1991 plan amendment. The pension plan for those hired after July 1991 is a defined contribution type arrangement. In the Netherlands, the pension benefit is a percentage of service and average salary over the working life of the associate, where salary includes allowances and bonuses up to a set maximum salary and is offset by the current social security benefit. The benefit liability is reflected on the balance sheet. The measurement date for each of the plans is June 30.

The legacy Towers Perrin pension plans in the United States accrue benefits under a cash-balance formula for associates hired or rehired after 2002 and for all associates for service after 2007. For associates hired prior to 2003 and active as of January 2003, benefits prior to 2008 are based on a combination of a cash balance formula, for the period after 2002, and a final average pay formula based on years of plan service and the highest five consecutive years of plan compensation prior to 2008. Under the cash balance formula benefits are based on a percentage of each year of the associate's plan compensation. The Canadian Retirement Plan provides a choice of a defined benefit approach or a defined contribution approach. The non-qualified plans in North America provide for pension benefits that would be covered under the qualified plan in the respective country but are limited by statutory maximums. The non-qualified plans have no assets and therefore are unfunded arrangements. The U.K. Plan provides predominantly lump sum benefits. Benefit accruals under the U.K. Plan ceased on March 31, 2008. The plans in Germany mostly provide benefits under a cash balance benefit formula. Benefits under the Netherlands plan accrue on a final pay basis on earnings up to a maximum amount each year. The benefit assets and liabilities are reflected on the balance sheet. The measurement date for each of the plans has historically been December 31, but has been changed to June 30 as a result of the Merger. The determination of our pension benefit obligations and related benefit expense under the plans is based on a number of assumptions that, given the longevity of the plans, are long-term in focus. A change in one or a combination of these assumptions could have a material impact on our pension benefit obligation and related expense. For this reason, management employs a long-term view so that assumptions do not change frequently in response to short-term volatility in the economy. Any difference between actual and assumed results is amortized into our pension expense over the average remaining service period of participating associates. We consider several factors prior to the start of each fiscal year when determining the appropriate annual assumptions, including economic forecasts, relevant benchmarks, historical trends, portfolio composition and peer comparisons.

The compensation committee of our board of directors approved an amendment to the terms of the existing U.S. qualified and non-qualified defined benefit pension plans, postretirement benefit plans and defined contribution plans which was communicated in September 2010. Effective December 31, 2010, the existing U.S. qualified and non-qualified pension plans were frozen to new participants, and benefit accruals will be frozen under the current benefit formulas effective December 31, 2011. New pension benefits will accrue beginning on January 1, 2012 under a new stable value pension design for qualified and non-qualified pension plans maintained for U.S. associates, including U.S. named executive officers. Retiree medical benefits provided under our U.S. postretirement benefit plans were frozen to new hires effective January 1, 2011. Life insurance benefits under the same plans will be frozen with respect to service, eligibility and amounts as of January 1, 2012 for active associates. As a result of these changes to the U.S. pension and post-retirement benefit plans, there were remeasurements of the legacy Watson Wyatt U.S. plans and the legacy

Towers Perrin post-retirement benefit plan as of September 30, 2010. The legacy Towers Perrin pension plan was not required to be remeasured due to the plan design.

Assumptions Used in the Valuations of the Defined Benefit Pension Plans

The following assumptions were used in the valuations of Towers Watson's defined benefit pension plans. The assumptions presented for the North American plans represent the weighted-average of rates for all U.S. and Canadian plans. The assumptions presented for Towers Watson's European plans represent the weighted-average of rates for the U.K., Germany and Netherlands plans. In relation to the acquisition of Towers Perrin on January 1, 2010, the legacy plans of Towers Perrin have been included in the assumptions as of and for the years ended June 30, 2011 and 2010. The assumptions as of and for the year ended June 30, 2009 represent only the legacy Watson Wyatt plans.

The assumptions used to determine net periodic benefit cost for the fiscal years ended June 30, 2011, 2010 and 2009 were as follows:

	Year Ended June 30,					
	2011		2010		2009	
	North America	Europe	North America	Europe	North America	Europe
Discount rate	5.80%	5.25%	6.43%	6.03%	6.91%	6.47%
Expected long-term rate of return on assets	8.16%	6.79%	8.11%	6.48%	8.61%	6.53%
Rate of increase in compensation levels	3.88%	3.88%	3.93%	5.09%	4.08%	5.36%

The following table presents the assumptions used in the valuation to determine the projected benefit obligation for the fiscal years ended June 30, 2011 and 2010:

	June 30, 2011		June 30, 2010	
	North America	Europe	North America	Europe
Discount rate	5.79%	5.62%	5.86%	5.25%
Rate of increase in compensation levels	3.82%	3.93%	3.88%	3.88%

For the 2011 fiscal year, the discount rate used to determine net periodic benefit cost was initially based on the rates in the table shown above for the determination of the projected benefit obligation as of June 30, 2010, which included a 5.86% rate for North America. As a result of plan changes adopted during the first quarter of fiscal year 2011, the legacy Watson Wyatt U.S. Pension Plans were remeasured as of September 30, 2010. Upon remeasurement the discount rate assumption was changed for these plans and the net periodic benefit cost for the 2011 fiscal year is now calculated using a weighted average discount rate of 5.79% for North America.

Towers Watson's discount rate assumptions were determined by matching expected future pension benefit payments with current AA corporate bond yields from the respective countries for the same periods. In the United States, specific bonds were selected to match plan cash flows. In Canada, yields were taken from a corporate bond yield curve. In Europe, the discount rate was set based on yields on European AA corporate bonds at the measurement date.

The expected rates of return assumptions at 8.16% and 6.79% per annum for North America and Europe, respectively, were supported by an analysis performed by Towers Watson of the weighted-average yield expected to be achieved with the anticipated makeup of investments.

The following information illustrates the sensitivity to a change in certain assumptions for the North American pension plans for fiscal year 2012:

Change in Assumption	Effect on FY 2012 Pre-Tax Pension Expense
25 basis point decrease in discount rate	+$8.3 million
25 basis point increase in discount rate	-$8.2 million
25 basis point decrease in expected return on assets	+$4.9 million
25 basis point increase in expected return on assets	-$4.9 million

The above sensitivities reflect the impact of changing one assumption at a time. Economic factors and conditions often affect multiple assumptions simultaneously and the effects of changes in key assumptions are not necessarily linear.

The following information illustrates the sensitivity to a change in certain assumptions for the European pension plans for fiscal year 2012:

Change in Assumption	Effect on FY 2012 Pre-Tax Pension Expense
25 basis point decrease in discount rate	+$3.9 million
25 basis point increase in discount rate	-$4.0 million
25 basis point decrease in expected return on assets	+$1.5 million
25 basis point increase in expected return on assets	-$1.5 million

The sensitivities reflect the effect of assumption changes occurring after acquisition accounting has been applied. The differences in the discount rate and compensation level assumption used for the North American and European plans above can be attributed to the differing interest rate environments associated with the currencies and economies to which the plans are subject. The differences in the expected return on assets are primarily driven by the respective asset allocation in each plan, coupled with the return expectations for assets in the respective currencies.

Goodwill and Intangible Assets

In applying the purchase method of accounting for business combinations, amounts assigned to identifiable assets and liabilities acquired were based on estimated fair values as of the date of the acquisitions, with the remainder recorded as goodwill. Intangible assets are initially valued at fair market value using generally accepted valuation methods appropriate for the type of intangible asset. Intangible assets with definite lives are amortized over their estimated useful lives and are reviewed for impairment if indicators of impairment arise. Intangible assets with indefinite lives are tested for impairment annually as of March 31. The fair value of the intangible assets is compared with their carrying value and an impairment loss would be recognized for the amount by which the carrying amount exceeds the fair value. Goodwill is tested for impairment annually as of March 31, and whenever indicators of impairment exist.

The evaluation is a two-step process whereby the fair value of the reporting unit is compared with its carrying amount, including goodwill. In estimating the fair value of a reporting unit, we used valuation techniques that fall under income or market approaches. Under the discounted cash flow method, an income approach, the business enterprise value is determined by discounting to present value the terminal value which is calculated using debt-free after-tax cash flows for a finite period of years. Key estimates in this approach are internal financial projection estimates prepared by management, business risk, and expected rate of return on capital. The guideline company method, a market approach, develops valuation multiples by comparing our reporting units to similar publicly traded companies. Key estimates and selection of valuation multiples rely on the selection of similar companies, obtaining estimates of forecasted revenue and EBITDA estimates for the similar companies and selection of valuation multiples as they apply to the reporting unit characteristics. Under the similar transactions method, a market approach, actual transaction prices and operating data from companies deemed reasonably similar to the reporting units is used to develop valuation multiples as an indication of how much a knowledgeable investor in the marketplace would be willing to pay for the business units. As the fair value of our reporting units exceeds their carrying value, we do not perform step two to determine the impairment loss. In the event that a reporting unit's carrying value exceeded its fair value, we would determine the implied fair value of the reporting unit used in step one to all the assets and liabilities of that reporting unit (including any recognized or unrecognized intangible assets) as if the reporting unit had been acquired in a business combination. Then the implied fair value of goodwill would be compared to the carrying amount of goodwill to determine if goodwill is impaired. For the fiscal year ended June 30, 2011, we did not record any impairment losses of goodwill or intangibles.

Results of Operations

Watson Wyatt is the accounting predecessor in the Merger; as such, the historical results of Watson Wyatt have become those of Towers Watson and are presented herein as historical results. The consolidated statement of operations of Towers Watson for the fiscal year ended June 30, 2011 includes the results of operations of the merged Towers Watson.

The consolidated statement of operations of Towers Watson for the fiscal year ended June 30, 2010 includes the results of Towers Perrin's operations beginning January 1, 2010, or six months of the twelve-month period. As a result, the consolidated statement of operations for fiscal year ended June 30, 2011 is compared to the pro forma combined financial information for fiscal year ended June 30, 2010 is prepared and presented to aid in explaining the results of operations of the merged Towers Watson. The pro forma unaudited consolidated statement of operations of Towers Watson for the fiscal year ended June 30, 2010 is prepared as if the Merger occurred on July 1, 2009. The pro forma unaudited consolidated statement of operations of Towers Watson for the fiscal year ended June 30, 2009 is prepared as if the Merger occurred on July 1, 2008.

The consolidated statement of operations of Towers Watson for the fiscal year ended June 30, 2009 includes only the financial results of Watson Wyatt.

As a result of the Merger, Towers Watson aligned and grouped general and administrative accounts using a natural account methodology. The accounting predecessor, Watson Wyatt, allocated certain support service charges to general and administrative expenses from specific offices, teams and accounts. The results of operations for the fiscal years ended June 30, 2010, and 2009 have been retrospectively realigned to the new general and administrative expense methodology.

Historical Results of Operations

The table below sets forth our consolidated statements of operations, on a historical basis, and data as a percentage of revenue for the periods indicated.

Consolidated Statements of Operations

(Thousands of U.S. dollars)

	Fiscal Year Ended June 30,					
	2011		2010		2009	
Revenue	$3,259,451	100%	$2,387,829	100%	$1,676,029	100%
Costs of providing services:						
Salaries and employee benefits	2,043,063	63%	1,540,417	65%	1,029,299	61%
Professional and subcontracted services	246,348	8%	163,848	7%	119,323	7%
Occupancy	144,191	4%	109,454	5%	72,566	4%
General and administrative expenses	281,576	9%	220,937	9%	172,010	10%
Depreciation and amortization	130,575	4%	101,084	4%	73,448	4%
Transaction and integration expenses	100,535	3%	87,644	4%	—	—%
	2,946,288	90%	2,223,384	93%	1,466,646	88%
Income from operations	313,163	10%	164,445	7%	209,383	12%
Income/(loss) from affiliates	1,081	—%	(1,274)	—%	8,350	—%
Interest income	5,523	—%	2,950	—%	2,022	—%
Interest expense	(12,475)	—%	(7,508)	—%	(2,778)	—%
Other non-operating income	19,349	1%	11,304	—%	4,926	—%
Income before income taxes	326,641	10%	169,917	7%	221,903	13%
Provision for income taxes	129,916	4%	50,907	2%	75,276	4%
Net income before non-controlling interests	196,725	6%	119,010	5%	146,627	9%
Net income/(loss) attributable to non-controlling interests	2,288	—%	(1,587)	—%	169	—%
Net income attributable to controlling interests	$ 194,437	6%	$ 120,597	5%	$ 146,458	9%

Historical Results of Operations for the Fiscal Year Ended June 30, 2011 Compared to Fiscal Year Ended June 30, 2010

Revenue for the fiscal year ended June 30, 2011 was $3.3 billion, an increase of $871.6 million, or 37%, compared to $2.4 billion for the fiscal year ended June 30, 2010. The increase was primarily a result of the Merger and combination of Towers Perrin's and Watson Wyatt's operations as of January 1, 2010. Net income attributable to controlling interests for the fiscal year ended June 30, 2011 was $194.4 million, an increase of $73.8 million, or 61%, compared to $120.6 million for the fiscal year ended June 30, 2010.

Salaries and employee benefits were 63% of revenue for the fiscal year ended June 30, 2011, a decrease of 2% from 65% of revenue for the fiscal year ended June 30, 2010. Transaction and integration expenses related to the Merger were 3% of revenue for fiscal year 2011, a decrease 1%, from 4% of revenue for fiscal year 2010. There were no other significant increases or decreases of more than one percent comparing the statements of operations line items as a percent of revenue period over period for the fiscal years ended June 30, 2011 and 2010.

The provision for income taxes for fiscal year 2011 is 39.8% compared with 30.0% in fiscal year 2010. Our effective tax rate increased for fiscal year 2011 as compared to fiscal year 2010 primarily due to a change in the mix of income between foreign and U.S. operations and an increase in the valuation allowance for foreign jurisdictions for fiscal year 2011. The effective tax rate in fiscal year 2010 was significantly lower due to a valuation allowance release on U.S. foreign tax credits as we determined that it was more likely than not that these foreign tax credits would be realized within the carryforward period.

Net income attributable to controlling interests.

Net income attributable to controlling interests for the fiscal year ended June 30, 2011 was $194.4 million compared to net income attributable to controlling interests of $120.6 million for the fiscal year ended June 30, 2010.

Earnings per share.

Diluted earnings per share for the fiscal year ended June 30, 2011 was $2.62, compared to $2.03 for the fiscal year ended June 30, 2010.

Non-U.S. GAAP Measures

Diluted earnings per share has been adjusted to exclude certain Merger-related items including amortization of intangible assets, transaction and integration expenses (deductible and non-deductible for taxes), stock-based compensation related to Restricted Class A shares (recorded in salaries and employee benefits), other tax items and a deferred payment from divestiture. After excluding these items, adjusted diluted earnings per share, a non-U.S. GAAP measure, for the fiscal year ended June 30, 2011 was $4.46.

We use EBITDA, Adjusted EBITDA, Adjusted Net Income Attributable to Controlling Interests and Adjusted Diluted Earnings Per Share, non-U.S. GAAP measures, to evaluate our financial performance and separately evaluate our performance of the transaction and integration activities as well as changes in tax law. We believe these measures are useful in evaluating our results of operations and in providing a baseline for the evaluation of future operating results. We define EBITDA as net income before non-controlling interests adjusted for provision for income taxes, interest, net and depreciation and amortization. Reconciliation of EBITDA and Adjusted EBITDA to net income before non-controlling interests, Adjusted Net Income Attributable to Controlling Interests to net income attributable to controlling interests and Adjusted Diluted Earnings Per Share to diluted earnings per share are included in the tables below. These non-U.S. GAAP measures are not defined in the same manner by all companies and may not be comparable to other similarly titled measures of other companies.

Non-U.S. GAAP measures should be considered in addition to, and not as a substitute for, the information contained within our financial statements.

	Year Ended June 30,		
	2011	2010	2009
		(in thousands)	
Reconciliation of net income before non-controlling interests to EBITDA and Adjusted EBITDA is as follows:			
Net income before non-controlling interests	$196,725	$ 119,010	$146,627
Provision for income taxes	129,916	50,907	75,276
Interest, net	6,952	4,558	756
Depreciation and amortization	130,575	101,084	73,448
EBITDA	464,168	275,559	296,107
Transaction and integration expenses	100,535	87,644	—
Stock-based compensation (a)	71,715	48,006	—
Other non-operating income (b)	(20,430)	(10,030)	(13,276)
Adjusted EBITDA	$615,988	$ 401,179	$282,831

(a) Stock-based compensation is included in salary and employee benefits expense and relates to shares of Restricted Class A common stock held by our current associates which were awarded to them as former Towers Perrin employees in connection with the Merger.

(b) Other non-operating income includes income from affiliates, and other non-operating income.

A reconciliation of net income attributable to controlling interests, as reported under generally accepted accounting principles, to adjusted net income attributable to controlling interests, and of diluted earnings per share as reported under generally accepted accounting principles to adjusted diluted earnings per share is as follows:

	Year Ended June 30, 2011 (In thousands, except share and per share amounts)
Net income attributable to controlling interests	$ 194,437
Adjusted for certain Merger-related items (c):	
Amortization of intangible assets	34,087
Transaction and integration expenses including severance (d)	64,799
Stock-based compensation (e)	46,850
Deferred payment from divestiture (f)	(9,429)
Other tax items	603
Adjusted net income attributable to controlling interests	$ 331,347
Weighted average shares of common stock — diluted (000)	74,139
Earnings per share — diluted, as reported	$ 2.62
Adjusted for certain Merger-related items:	
Amortization of intangible assets	0.46
Transaction and integration expenses including severance	0.87
Stock-based compensation	0.63
Deferred payment from divestiture	(0.13)
Other tax items	0.01
Adjusted earnings per share — diluted	$ 4.46

(c) The adjustments to net income attributable to controlling interests and diluted earnings per share of certain Merger-related items are net of tax. In calculating the net of tax amounts, the effective tax rate for amortization of intangible assets was 34.4%, transaction and integration expenses including severance was 35.6%, stock-based compensation was 34.7%, other non-operating income was 34.5%, deferred payment was 34.5%. Included in other tax items was a $1.1 million benefit resulting from a tax restructuring in Japan and $1.7 million expense resulting from incorporation of former Watson Wyatt branches, which is included in the consolidated statement of operations under provision for income taxes.

(d) Included in transaction and integration expenses including severance is approximately $2.0 million of expenses related to the recent acquisitions of Aliquant and EMB which were completed in the second quarter and third quarter of fiscal year 2011, respectively.

(e) Stock-based compensation relates to shares of Restricted Class A common stock held by our current associates which were awarded to them as former Towers Perrin employees in connection with the Merger.

(f) Reflects a gain on the sale of e-Value, a sale of a financial modeling software, and the deferred payment from divestiture received in the second quarter related to a divestiture by former Towers Perrin in June 2009 before the closing of the Merger which is included in non-operating income. Both items are included in non operating income.

Historical Results of Operations for the Fiscal Year Ended June 30, 2010 Compared to Fiscal Year Ended June 30, 2009

Revenue for the fiscal year ended June 30, 2010 was $2.4 billion, an increase of $711.8 million, or 42%, compared to $1.7 billion for the fiscal year ended June 30, 2009. The increase was primarily a result of the Merger and combination of Towers Perrin's and Watson Wyatt's operations as of January 1, 2010. Net income attributable to controlling interests for the fiscal year ended June 30, 2010 was $120.6 million, a decrease of $25.9 million, or 18%, compared to $146.5 million for the fiscal year ended June 30, 2009. The decrease was primarily due to transaction and integration expenses of $87.6 million incurred in connection with the Merger during fiscal year ended June 30, 2010.

Salaries and employee benefits were 65% of revenue for the fiscal year ended June 30, 2010, an increase of 4% from 61% of revenue for the fiscal year ended June 30, 2009. This increase is the result of stock-based compensation of $54.7 million recorded in the second half of fiscal 2010, which consisted of $48.0 million related to the vesting of Restricted A shares issued to Towers Perrin employees in the Merger and $4.6 million related to the vesting of the unamortized fair value of Watson Wyatt stock options and deferred stock units outstanding at the time of the Merger. The remaining increase is the result of higher salaries and employee benefits as a percentage of revenue for Towers Perrin. There were no other significant increases or decreases of more than one percent comparing the statements of operations line items as a percent of revenue period over period for the fiscal years ended June 30, 2010 and 2009.

Provision for income taxes for the fiscal year ended June 30, 2010 was $50.9 million, compared to $75.3 million for the fiscal year ended June 30, 2009. The effective tax rate for the year was 30.0% for the fiscal year ended June 30, 2010 and 33.9% for the fiscal year ended June 30, 2009. The provision for income taxes for fiscal year 2010 includes a deferred tax charge for $10.6 million due to the enactment of the Patient Protection and Affordable Care Act and U.S. Health Care and Education Reconciliation Act of 2010. We also released a net valuation allowance of $27.5 million for U.S. foreign tax credits. We believe that it is more likely than not that these foreign tax credits will be realized within the carryforward period as a result of generating future sources of foreign income.

Moreover, we released $3.6 million of reserves related to uncertain tax positions as a result of expiring statutes of limitations and effectively settled tax positions following the examination of our 2007 and 2008 U.S. federal corporate income tax returns.

Net income attributable to controlling interests.

Net income attributable to controlling interests for the fiscal year ended June 30, 2010 was $120.6 million inclusive of the amortization of deal-related intangible assets, deductible and non-deductible transaction and integration expenses including severance, stock-based compensation related to Restricted Class A shares (recorded in salaries and employee benefits), loss of the Medicare Part D subsidy and other Merger-related tax items, compared to net income attributable to controlling interests of $146.5 million for the fiscal year ended June 30, 2009.

Earnings per share.

Diluted earnings per share for the fiscal year ended June 30, 2010 were $2.03, compared to $3.42 for the fiscal year ended June 30, 2009.

UNAUDITED SUPPLEMENTAL PRO FORMA COMBINED STATEMENTS OF OPERATIONS

The consolidated statement of operations of Towers Watson for the fiscal year ended June 30, 2010 includes the results of Towers Perrin's operations beginning January 1, 2010, or six months of the twelve-month period. As a result, the consolidated statement of operations for fiscal year ended June 30, 2011 is compared to the unaudited supplemental pro forma combined financial information for fiscal year ended June 30, 2010 is prepared and presented to aid in explaining the results of operations of the merged Towers Watson. The pro forma unaudited consolidated statement of operations of Towers Watson for the fiscal year ended June 30, 2010 is prepared as if the Merger occurred on July 1, 2009.

The pro forma consolidated statement of operations for the fiscal year ended June 30, 2010 combines Towers Watson's historical unaudited consolidated statement of operations for the six months ended June 30, 2010 with Watson Wyatt's and Towers Perrin's historical unaudited consolidated statements of operations for the six months ended December 31, 2009. Watson Wyatt's fiscal year ended on June 30 while Towers Perrin's fiscal year ended on December 31. Towers Perrin's financial information has been recast to conform to Watson Wyatt's fiscal year end.

The pro forma unaudited consolidated statement of operations of Towers Watson for the fiscal year ended June 30, 2009 is prepared as if the Merger occurred on July 1, 2008. Towers Perrin's historical unaudited consolidated statement of operations for the six months ended December 31, 2009 was derived by subtracting Towers Perrin's unaudited consolidated statement of operations for the six months ended June 30, 2009 from Towers Perrin's audited consolidated statement of operations for the year ended December 31, 2009. The unaudited pro forma combined financial statements should be read together with the respective historical financial statements and related notes of Towers Perrin and Watson Wyatt and the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations."

The unaudited pro forma combined statements of operations give effect to the Merger including:

- related Merger consideration;
- adjustments made to record the assets and liabilities of Towers Perrin at their estimated fair values;
- reclassifications made to conform Towers Perrin's and Watson Wyatt's historical financial statement presentation to Towers Watson's; and
- the consolidation of Professional Consultants Insurance Company, Inc., which we refer to as "PCIC."

Prior to the Merger, Towers Perrin was a private, employee-owned corporation. As a result, Towers Perrin's historical unaudited consolidated statement of operations for the six months ended June 30, 2009 does not reflect the level of net income that Towers Perrin contributes to Towers Watson, as a public company. Further, the revenue growth that we expect Towers Watson to achieve from strengthening core services and expanding the existing portfolio of services is not reflected in the unaudited pro forma combined financial statements.

The unaudited pro forma combined statements of operations for the fiscal year ended June 30, 2010 do not reflect certain financial targets relating to the Merger, such as our targeted synergy cost savings, reductions in compensation and benefits expense resulting from the retirement of Class R participants, and a further targeted reduction in compensation expense resulting from the elimination of the principal bonus payments historically paid to legacy Towers Perrin Principals.

Pro forma earnings per share reflect the impact of significant non-cash and non-recurring expenses resulting from the Merger, including compensation expense incurred as a result of the issuance of Towers Watson Restricted Class A common stock to Towers Perrin restricted stock unit ("RSU") holders and the incremental amortization of acquired intangible assets.

Towers Watson is implementing an integration plan that may affect how the assets acquired, including intangibles, will be utilized. If assets in the combined company are phased out or no longer used, additional amortization, depreciation and/or impairment charges would be recorded.

The following unaudited pro forma combined statements of operations for the fiscal years ended June 30, 2010 and 2009 are provided for informational purposes only. They do not purport to represent what Towers Watson's results of operations would have been had the Merger been completed as of the date indicated and do not purport to be indicative of the results of operations that Towers Watson may achieve in the future.

Consolidated Statement of Operations
Year Ended June 30, 2011

	Year Ended June 30, 2011
Revenue	$ 3,259,451
Costs of providing services:	
Salaries and employee benefits	2,043,063
Professional and subcontracted services	246,348
Occupancy	144,191
General and administrative expenses	281,576
Depreciation and amortization	130,575
Transaction and integration expenses	100,535
	2,946,288
Income from operations	313,163
Income from affiliates	1,081
Interest income	5,523
Interest expense	(12,475)
Other non-operating income	19,349
Income before income taxes	326,641
Provision for income taxes	129,916
Net income before non-controlling interests	196,725
Net income attributable to non-controlling interests	2,288
Net income attributable to controlling interests	$ 194,437
Earnings per share:	
Net income — Basic	$ 2.62
Net income — Diluted	$ 2.62
Weighted average shares of common stock, basic (000)	74,075
Weighted average shares of common stock, diluted (000)	74,139

Unaudited Supplemental Pro Forma Combined Statement of Operations
Year Ended June 30, 2010

	Year Ended June 30, 2010	Six Months Ended December 31, 2009		Year Ended June 30, 2010	
	As Reported	Historical		Pro Forma	
	Towers Watson	Towers Perrin	PCIC	Adjustments	As Adjusted
	(In thousands, except share and per share data)				
Revenue	$ 2,387,829	$ 798,131	$12,750	$ (9,404)H (8,390)K	$3,180,916
Costs of providing services:					
Salaries and employee benefits	1,540,417	558,855	107	46,832 B	2,146,211
Professional and subcontracted services	163,848	79,421	483		243,752
Occupancy	109,454	35,406	—	1,835 A	146,695
General and administrative expenses	220,937	40,351	16,924	(9,404)H	268,808
Depreciation and amortization	101,084	19,007	—	11,508 A	131,599
Transaction and integration expenses	87,644	15,734	—	(103,378)E	—
	2,223,384	748,774	17,514	(52,607)	2,937,065
Income from operations	164,445	49,357	(4,764)	34,813	243,851
(Loss)/income from affiliates	(1,274)	(164)	—	353 J	(1,085)
Interest income	2,950	530	1,517	(266)C	4,731
Interest expense	(7,508)	(1,536)	—	(2,000)D (947)G	(11,991)
Other non-operating income	11,304	5,281	—		16,585
Income before income taxes	169,917	53,468	(3,247)	31,953	252,091
Provision for income taxes	50,907	9,779	(1,187)	8,419 F	67,918
Net income before non-controlling interests	119,010	43,689	(2,060)	23,534	184,173
Net loss attributable to non-controlling interests	(1,587)	—	—	(559)I	(2,146)
Net income/(loss) attributable to controlling interests	$ 120,597	$ 43,689	$ (2,060)	$ 24,093	$ 186,319
Earnings per share:					
Net income — Basic	$ 2.04			M	$ 3.14
Net income — Diluted	$ 2.03			M	$ 3.14
Weighted average shares of common stock, basic (000)	59,257			M	59,257
Weighted average shares of common stock, diluted (000)	59,372			M	59,372

Unaudited Supplemental Pro Forma Combined Statement of Operations
Year Ended June 30, 2009

	Historical				
	Watson Wyatt	Towers Perrin	PCIC	Pro Forma Adjustments	As Adjusted
	(In thousands, except share and per share data)				
Revenue	$ 1,676,029	$ 1,586,299	$39,873	$ (27,804)H (23,074)K	$3,251,323
Costs of providing services:					
Salaries and employee benefits	1,029,299	1,107,619	147	99,397B	2,236,462
Professional and subcontracted services	119,323	172,825	1,144		293,292
Occupancy	72,566	68,157	—	3,669A	144,392
General and administrative expenses	172,010	200,047	19,226	(27,804)H	352,109
Depreciation and amortization	73,448	38,758	—	(11,370)E 24,308A	136,514
	1,466,646	1,587,406	20,517	88,200	3,162,769
Income from operations	209,383	(1,107)	19,356	(139,078)	88,554
(Loss)/income from affiliates	8,350	5,257	—	(13,313)J	294
Interest income	2,022	4,708	4,924	(3,087)C	8,567
Interest expense	(2,778)	(3,489)	—	(4,000)D	(12,160)
Other non-operating income	4,926	14,884	—	(1,893)G	19,810
Income before income taxes	221,903	20,253	24,280	(161,371)	105,065
Provision for income taxes	75,276	40,223	8,268	(63,251)F	60,516
Net income before non-controlling interests	146,627	(19,970)	16,012	(98,120)	44,549
Net loss attributable to non-controlling interests	169	—	—	4,346I	4,515
Net income attributable to controlling interests	$ 146,458	$ (19,970)	$16,012	$ (102,466)	$ 40,034
Earnings per share:					
Net income — basic	$ 3.43			M	$ 0.68
Net income — diluted	$ 3.42			M	$ 0.67
Weighted average shares of common stock, basic (000)	42,690			M	59,257
Weighted average shares of common stock, diluted (000)	42,861			M	59,372

Pro Forma Adjustments

The pro forma adjustments reflected in the unaudited supplemental pro forma combined financial information are as follows:

A) Reflects estimated amortization of Towers Perrin's acquired intangible assets on an accelerated amortization basis over their estimated useful lives. Customer-related intangible assets are amortized over a 12-year estimated life and developed technology intangible assets are amortized over a weighted-average four-year estimated life. The trademark and trade names intangible asset has an indefinite life. Also reflects an adjustment to rent expense to approximate fair value of acquired leases.

B) Reflects non-cash compensation expense in connection with the issuance of Towers Watson restricted Class A common stock to Towers Perrin RSU holders in the Merger. The graded method of expense methodology assumes that the restricted shares are issued to Towers Perrin RSU holders in equal amounts of shares which vest over one year, two years and three years. The current estimate of total non-cash compensation expense relating to Towers Watson restricted Class A common stock for the three-year period is $160.0 million. This estimate was determined assuming a 10% annual forfeiture rate based on actual and expected attrition.

C) Reflects interest income forgone as a result of the cash consideration of $200 million paid to Towers Perrin Class R Participants in conjunction with the redemption of Towers Watson Class R common stock.

D) Reflects interest accrued on $200 million principal amount of Towers Watson Notes issued to Towers Perrin Class R Participants. Interest on the Towers Watson Notes accrued at a 2.0% fixed rate per annum, compounded annually.

E) Reflects the elimination of Merger-related transaction costs (including financial advisory, legal and valuation fees). Because transaction costs will not have a continuing impact, they are not reflected in the unaudited pro forma combined statement of operations.

F) Reflects the provision for taxes as a result of the Merger. A U.S. statutory rate of 40.0% was used for the fiscal year 2011, except for adjustments related to PCIC for which a 34% statutory rate was used since PCIC would not be included in the U.S. consolidated tax return. For the fiscal year 2010 the U.S. statutory rate of 39.6% was used. For purposes of determining the estimated income tax expense for the adjustments reflected in the unaudited pro forma combined statement of operations, taxes were determined by applying the applicable statutory tax rate for jurisdictions where each pro forma adjustment is expected to be reported. Although not reflected in these unaudited pro forma combined statements of operations, the effective tax rate of the combined company could be significantly different depending on post-acquisition activities, including repatriation decisions, the geographic mix of income, and post-Merger restructuring activities.

G) Reflects one year of amortization of $5.7 million of bank fees associated with the Towers Watson credit facility, which will be amortized over a three-year period.

H) Reflects the elimination of premium revenue and unearned revenues from Watson Wyatt and Towers Perrin as recorded by PCIC, as well as related expense recorded by Watson Wyatt and Towers Perrin.

I) Reflects the 27.14% non-controlling interest in PCIC of the remaining minority shareholder.

J) Reflects the elimination of Watson Wyatt's and Towers Perrin's earnings from PCIC as recorded under the equity method.

K) Reflects the reduction to Towers Perrin's software revenue attributable to performance obligations completed prior to the Merger. This reduction is required to reflect the acquired deferred software revenue at fair value as of the date of the Merger.

L) Reflects the elimination of merger-related deferred payment on the sale of an investment. Because this deferred payment will not have a continuing impact, it is not reflected in the unaudited pro forma consolidated statement of operations.

M) Earnings per share calculations for the fiscal years ended June 30, 2011, 2010 and 2009 are based on Towers Watson's fully diluted shares outstanding as of June 30, 2011, 2010 and 2009, respectively.

Statement of Operations for the Fiscal Year Ended June 30, 2011
Compared to Pro Forma Financial Information for the Fiscal Year Ended June 30, 2010

Revenue

Towers Watson revenue for the fiscal year ended June 30, 2011 was $3.3 billion, an increase of $78.5 million, or 2%, from pro forma revenue of $3.2 billion for the fiscal year ended June 30, 2010. Our revenue growth reflects increased revenue from both new and existing clients. In addition, revenue from our two new acquisitions, Aliquant and EMB, contributed to the increase in revenue in the second half of fiscal year 2011.

We use constant currency to evaluate our results of operations because we are a global company subject to foreign currency translation fluctuations in our year-over-year comparisons. Constant currency is calculated by translating prior year revenue at the current year average exchange rate. The average exchange rate used to translate our revenues earned in British pounds sterling was 1.5878 for fiscal 2011, and the average exchange rate used to translate our revenues earned in Euros was 1.3637 for fiscal year 2011.

A comparison of segment revenue for the fiscal year ended June 30, 2011, as compared to the fiscal year ended June 30, 2010 is as follows:

- Benefits revenue increased 2% and was $1.9 billion for fiscal year 2011 compared to $1.8 billion for fiscal year 2010. On a constant currency basis, our Retirement practice revenue remained consistent, which represents the majority of the segment's revenue. The growth in the Retirement practice is from the developing markets in Asia and Latin America which is driven by new legislation and client demand. The Retirement practice in North America and Europe experienced decreased revenue in fiscal year 2011 compared to the same period in fiscal year 2010 because of a strong prior year comparable from project work related to regulatory changes. Revenue increased on a constant currency basis in our Technology and Administration Solutions practice, with revenue growth in the U.S. and a slight decline in Europe. Growth in the U.S. was largely due to the addition of Aliquant, a health and welfare benefits administration outsourcing firm that we acquired during the second quarter of fiscal year 2011. Revenue increased in our Health and Group Benefits practice as health care reform deadlines approach. Revenue in our Benefits segment increased 1% on an organic basis which excludes the effects of acquisitions and currency effects.

- Risk and Financial Services revenue increased 2% and was $740.7 million and $727.6 million for the fiscal years ended June 30, 2011 and 2010, respectively. Revenue increased on a constant currency basis in our Risk Consulting and Software practice primarily due to the addition of EMB, a non-life consulting and software company, that we acquired during our third quarter of fiscal year 2011. Revenue for our Risk Consulting and Software practice, without the inclusion of EMB, decreased due to a decrease in project activity. Revenue from our Brokerage practice decreased on a constant currency basis from decreases in pricing and volume as a result of overall market conditions in the U.S. property and casualty insurance marketplace, which were only partially offset from new client activity in Europe. Revenue from our Investment practice decreased on a constant currency basis compared to fiscal year 2010 due to less activity in North America, a change in revenue mix in Europe and due to a strong Investment practice comparable in the prior year. Revenue in our Risk and Financial Services segment decreased 2% on an organic basis which excludes the effects of acquisitions and currency.

- Talent and Rewards revenue remained consistent and was $543.5 million and $540.0 million for the fiscal year ended June 30, 2011 and 2010, respectively. Revenues from our Executive Compensation practice continued to decrease as work moved to a new Board-focused Executive Compensation boutique firm, Pay Governance, to help some of our clients address perceived independence issues. After adjusting for the revenue that was transferred to Pay Governance and for two small acquisitions in Dubai and Sweden, Talent and Rewards experienced 7% constant currency revenue growth. On an organic basis, revenues in all practices, Executive Compensation; Rewards, Talent and Communication; and Data, Surveys and Technology, increased. The organic increase in revenue for Executive Compensation is due to increased project activity in North America in both management and compensation committee consulting and strong growth in Asia Pacific. Increases in revenue in Asia Pacific, particularly China, is attributed to local companies expanding nationally, regionally and globally and implement executive pay plans to support growth. Organic revenue growth in Reward, Talent and Communication was due to significant increases in all geographic regions especially in Asia. We also experienced organic revenue growth in our Data, Surveys and Technology practice due to growth in data and surveys in all geographic regions, especially in Asia.

Salaries and Employee Benefits

Salaries and employee benefits were $2.0 billion for the fiscal year ended June 30, 2011 compared to $2.1 billion for the fiscal year ended 2010, a decrease of $103.1 million, or 5%. The decrease is principally due to decreases in discretionary compensation, pension and employer related taxes partially offset by an increase in other employee benefits. As a percentage of revenue, salaries and employee benefits decreased to 63% for fiscal year 2011 from 67% for fiscal year 2010.

Professional and Subcontracted Services

Professional and subcontracted services used in consulting operations for the fiscal year ended June 30, 2011 were $246.3 million, compared to $243.8 million for the fiscal year ended June 30, 2010, an increase of $2.6 million, or 1%. The increase was principally due to increased use of external service providers to supplement our day-to-day operations. Professional and subcontracted services were 8% of revenue for fiscal year 2011 and 2010.

Occupancy

Occupancy expense for the fiscal year ended June 30, 2011 was $144.2 million compared to $146.7 million for the fiscal year ended June 30, 2010, a decrease of $2.5 million, or 2%. This decrease is principally due to the reduction of leased office space resulting from the Merger. As a percentage of revenue, occupancy expense decreased to 4% for fiscal year 2011 from 5% for fiscal year 2010.

General and Administrative Expenses

General and administrative expenses for the fiscal year ended June 30, 2011 were $281.6 million, compared to $268.8 million for the fiscal year ended June 30, 2010, an increase of $12.8 million, or 5%. This increase is primarily due to increases in travel and entertainment expenses, general office costs as well as increases in promotions offset by decreases in professional liability expense as a result of a reduction in reserves for specific claims. As a percentage of revenue, general and administrative expenses increased to 9% for fiscal year 2011 from 8% for fiscal year 2010.

Depreciation and Amortization

Depreciation and amortization expense for the fiscal year ended June 30, 2011 was $130.6 million, compared to $131.6 million for the fiscal year ended June 30, 2010, a decrease of $1.0 million, or 1%. The decrease results primarily from the change in the average exchange rates used to translate our expenses incurred in British pounds sterling and the Euro. On a constant currency basis, depreciation and amortization expense increased principally due to an increase in amortization of intangibles related to the Aliquant and EMB acquisitions in fiscal year 2011, partially offset by a decrease in depreciation of fixed assets. As a percentage of revenue, depreciation and amortization expense was 4% for fiscal years 2011 and 2010.

Transaction and Integration Expenses

Transaction and integration expenses incurred related to the Merger were $100.5 million for the fiscal year ended June 30, 2011 compared to $103.4 million for the fiscal year ended June 30, 2010, a decrease of $2.8 million, or 3%. Transaction and integration expenses principally consist of investment banker fees, regulatory filing expenses, integration consultants, as well as legal, accounting, marketing, and IT integration expenses. As a percentage of revenue, transaction and integration expenses were 3% for fiscal year 2011 and 4% for fiscal year 2010. Transaction and integration expenses are eliminated in the pro forma combined statements of operations because these costs will not have a continuing impact.

Income / (Loss) From Affiliates

Income from affiliates for the fiscal year ended June 30, 2011 was $1.1 million compared to loss from affiliates of $1.1 million for the fiscal year ended June 30, 2010, an increase of $2.2 million, or 200%. During fiscal year 2011, we increased our effective ownership interest in Fifth Quadrant Actuaries and Consultants Holdings (Pty) Ltd. ("Fifth Quadrant") from 20% to 40%. As a result, 40% of Fifth Quadrant's operating results are included in our income from affiliates. Loss from affiliates for fiscal year 2010 includes our share of our affiliates' losses as well as an asset write-down of an equity affiliate.

Interest Income

Interest income for the fiscal year ended June 30, 2011 was $5.5 million, compared to $4.7 million for the fiscal year ended June 30, 2010. The increase is mainly due to a higher average cash balance in the current period compared to the prior period, combined with higher short-term interest rates in Canada and Europe.

Interest Expense

Interest expense for the fiscal year ended June 30, 2011 was $12.5 million, compared to $12.0 million for the fiscal year ended June 30, 2010. The increase was due to higher debt balances in fiscal year 2011 compared to fiscal year 2010.

Other Non-Operating Income

Other non-operating income for the fiscal year ended June 30, 2011 was $19.3 million, compared to $16.6 million for the fiscal year ended June 30, 2010. Included in fiscal year 2011 is a gain on the sale of eValue, a financial modeling software acquired from Towers Perrin in the Merger. Included in historical other non-operating income for fiscal 2011 is a $9.4 million deferred payment we received related to a divestiture by Towers Perrin in June 2009 before the closing of the Merger and a gain on divestiture of a technology. The first nine months of fiscal 2010 included $5.0 million of payments received from the licensing of a brand name in conjunction with the sale of an investment.

Pro Forma Financial Information for the Fiscal Year Ended June 30, 2010 Compared to the Fiscal Year Ended June 30, 2009

Revenue

Towers Watson pro forma revenue for the fiscal year ended June 30, 2010 was $3.2 billion, a decrease of $70.4 million, or 2%, from $3.3 billion for the fiscal year ended June 30, 2009.

A comparison of pro forma segment revenue for the fiscal year ended June 30, 2010, as compared to the fiscal year ended June 30, 2009 is as follows:

- Benefits revenue increased less than 1% and was $1.8 billion for the fiscal year ended June 30, 2010 compared to $1.8 billion for the fiscal year ended June 30, 2009. Health and Group Benefits and Technology and Administration Solutions practices had single digit increases year over year, which was partially offset by a less than 1% decrease in the Retirement practice that makes up the majority of the segment's revenue.
- Risk and Financial Services revenue decreased 4% and was $720.9 million and $750.4 million for the fiscal years ended June 30, 2010 and 2009, respectively. This decrease was a result of a decrease in revenue of the Risk Consulting and Software practice from fiscal year 2009 to fiscal year 2010, which was partially offset by increases in revenue of the Investment and Brokerage practices in fiscal year 2010 compared to fiscal year 2009.
- Talent and Rewards revenue decreased 7% and was $538.8 million and $582.0 million for the fiscal years ended June 30, 2010 and 2009, respectively. This decrease was primarily the result of a decrease in revenue from the Rewards, Talent and Communication practice from fiscal year 2009 to fiscal year 2010. Executive Compensation practice also decreased slightly and was partially offset by a single digit increase in Data, Surveys and Technology revenue for fiscal year 2010 compared to fiscal year 2009.

Salaries and Employee Benefits

Salaries and employee benefits were $2.1 billion for the fiscal year ended June 30, 2010 compared to $2.2 billion for the fiscal year ended 2009, a decrease of $90.3 million or 4%. On a constant currency basis, the decrease was principally due to a decrease in base salary expense and other employee benefits expense resulting from a 7% reduction in headcount, as well as fiscal year 2009 Towers Perrin principal bonuses, partially offset by an increase in discretionary compensation and pension expenses. As a percentage of revenue, salaries and employee benefits decreased to 67% for fiscal year 2010 from 69% for fiscal year 2009.

Professional and Subcontracted Services

Professional and subcontracted services used in consulting operations for the fiscal year ended June 30, 2010 were $243.8 million, compared to $293.3 million for the fiscal year ended June 30, 2009, a decrease of $49.5 million, or 17%. The decrease results primarily from the change in the average exchange rates used to translate our expenses incurred in British pounds sterling and the Euro. On a constant currency basis, the decrease was principally due to a decrease in external service providers and reimbursable expenses incurred on behalf of clients, primarily attributable to the current economic environment. As a percentage of revenue, professional and subcontracted services decreased to 8% for fiscal year 2010 from 9% for fiscal year 2009.

Occupancy

Occupancy expense for the fiscal year ended June 30, 2010 was $146.7 million compared to $144.4 million for the fiscal year ended June 30, 2009, an increase of $2.3 million, or 2%. On a constant currency basis, the increase was the result of entering into new leases during the third quarter of fiscal year 2009. As a percentage of revenue, occupancy expense increased to 5% for fiscal year 2010 from 4% for fiscal year 2009.

General and Administrative Expenses

General and administrative expenses for the fiscal year ended June 30, 2010 were $268.8 million, compared to $352.1 million for the fiscal year ended June 30, 2009, a decrease of $83.3 million, or 24%. On a constant currency basis, the most significant decreases were due to decreases in professional liability expense as a result of a reduction in reserves for specific claims and recognized foreign exchange gains primarily related to the re-measurement of short-term assets. Other decreases include travel expense, promotion expense, and general office expense. As a percentage of revenue, general and administrative expenses decreased to 8% for fiscal year 2010 from 11% for fiscal year 2009.

Depreciation and Amortization

Depreciation and amortization expense for the fiscal year ended June 30, 2010 was $131.6 million, compared to $136.5 million for the fiscal year ended June 30, 2009, a decrease of $4.9 million, or 4%. The decrease results primarily from the change in the average exchange rates used to translate our expenses incurred in British pounds sterling and the Euro. On a constant currency basis, depreciation and amortization expense increased principally due to an increase in amortization of intangibles related to the Merger, partially offset by a decrease in depreciation of fixed assets. As a percentage of revenue, depreciation and amortization expense was 4% for fiscal years 2010 and 2009.

Transaction and Integration Expenses

Transaction and integration expenses incurred related to the Merger were $103.4 million for the fiscal year ended June 30, 2010. Transaction and integration expenses principally consist of investment banker fees, regulatory filing expenses, integration consultants, as well as legal, accounting, marketing, and IT integration expenses. As a percentage of revenue, transaction and integration expenses were 3% for fiscal year 2010. Transaction and integration expenses are eliminated in the pro forma combined statements of operations because these costs will not have a continuing impact.

(Loss) / Income From Affiliates

Loss from affiliates for the fiscal year ended June 30, 2010 was $1.1 million compared to income from affiliates of $294 thousand for the fiscal year ended June 30, 2009. Income from affiliates during the fiscal year 2009 included the loss associated with the sale of an investment by Towers Perrin in June 2009. Loss from affiliates for the fiscal year 2010 includes our share of our affiliates' losses as well as an asset write-down of an equity affiliate.

Interest Income

Interest income for the fiscal year ended June 30, 2010 was $4.7 million, compared to $8.6 million for the fiscal year ended June 30, 2009. The decrease is mainly due to a lower average cash balance in the current period compared to the prior period, combined with lower short-term interest rates in the United States and Europe.

Interest Expense

Interest expense for the fiscal year ended June 30, 2010 was $12.0 million, compared to $12.2 million for the fiscal year ended June 30, 2009. The decrease was principally due to the decline in Libor.

Other Non-Operating Income

Other non-operating income for the fiscal year ended June 30, 2010 was $16.6 million, compared to $19.8 million for the fiscal year ended June 30, 2009. The additional income in fiscal year 2009 compared to fiscal year 2010 was principally due to contingent payments received during fiscal year 2009 from an investment that was sold in June 2009, combined with other contingent payments received in fiscal year 2009.

Explanatory Note Regarding Pro Forma Financial Information

The unaudited pro forma combined statements of operations and pro forma analysis above have been provided to present illustrative combined unaudited statements of operations for fiscal years ended June 30, 2010 and 2009, giving effect to the business combination as if it had been completed on July 1, 2009. This presentation was for illustrative purposes only and is not indicative of the results of operations that might have occurred had the business combination actually taken place as of the dates specified, or that may be expected to occur in the future.

Historical Results of Towers Watson

The following sections of Management's Discussion and Analysis are based on actual results of the business and do not contain pro forma information.

Liquidity and Capital Resources

Our most significant sources of liquidity are funds generated by operating activities, available cash and cash equivalents, and our credit facilities. Consistent with our liquidity position, management considers various alternative strategic uses of cash reserves including acquisitions, dividends and stock buybacks, or any combination of these options.

We believe that we have sufficient resources to fund operations beyond the next 12 months, including $99.3 million payable in March 2012 in principal and interest on the notes issued in connection with the tender offer we completed in June 2010. The key variables that we manage in response to current and projected capital resource needs include credit facilities and short-term borrowing arrangements, working capital and our stock repurchase program.

Our cash and cash equivalents at June 30, 2011 totaled $528.9 million, compared to $435.9 million at June 30, 2010. The increase in cash from June 30, 2010 to June 30, 2011 was principally attributable to cash flows from operations including an increase in net income.

Our cash and cash equivalents balance includes $76.7 million from the consolidated balance sheets of PCIC and SMIC, which is available for payment of professional liability claims reserves. As a result, we have a net $452.2 million of cash that is available for our use.

Our restricted cash at June 30, 2011 totaled $153.2 million, compared to $164.5 million at June 30, 2010, of which $147.9 million is available for payment of reinsurance premiums on behalf of reinsurance clients and an additional $5.3 million is held for payment of health and welfare premiums on behalf of our clients.

Our non-U.S. operations are substantially self-sufficient for their working capital needs. As of June 30, 2011, $412.2 million of Towers Watson's total cash balance of $528.9 million was held outside of the United States. There are no significant repatriation restrictions other than local or U.S. taxes associated with repatriation.

While we currently do not foresee a need to repatriate funds, should we require more capital in the U.S. than is generated by our operations locally, we could elect to repatriate funds held in foreign jurisdictions or raise capital in the U.S. through debt or equity issuances. These alternatives could result in higher effective tax rates or increased interest expense.

Assets and liabilities associated with non-U.S. entities have been translated into U.S. dollars as of June 30, 2011, at U.S. dollar rates that fluctuate compared to historical periods. As a result, cash flows derived from changes in the consolidated balance sheets include the impact of the change in foreign exchange translation rates.

Events that could temporarily change the historical cash flow dynamics discussed above include significant changes in operating results, material changes in geographic sources of cash, unexpected adverse impacts from litigation or future pension funding during periods of severe downturn in the capital markets.

Cash Flows From/(Used in) Operating Activities.

Cash flows from operating activities was $541.2 million for fiscal year 2011 compared to cash flows used in operating activities of $84.6 million for fiscal year 2010. This increase of $625.9 million is primarily attributable to the following:

- a $77.7 million increase in net income for fiscal year 2011 compared to fiscal year 2010;
- a $534.2 million increase in cash flows from an increase in accounts payable, accrued liabilities and deferred income. The fiscal year 2010 comparable period experienced a decrease in cash flows due to the payment of Watson Wyatt's bonus related to both the fiscal year ended June 30, 2009 and the six months ended December 31, 2009, as well as, Towers Perrin's bonus related to calendar year December 31, 2009.

The allowance for doubtful accounts increased $4.7 million from June 30, 2010 to June 30, 2011. The number of days of accounts receivable increased to 78 at June 30, 2011 compared to 69 at June 30, 2010.

Cash Flows Used in Investing Activities.

Cash flows used in investing activities for fiscal year 2011 were $200.9 million, compared to $371.4 million of cash flows from investing activities for fiscal year 2010. The decrease is due to $141.9 million of cash paid for the acquisitions of EMB and Aliquant in fiscal 2011 less $10.3 million cash acquired in the acquisitions.

Cash Flows Used in Financing Activities.

Cash flows used in financing activities for fiscal year 2011 were $272.7 million, compared to $49.1 million for fiscal year 2010. The decrease was due to $200 million repayment of notes payable, plus interest, in fiscal year 2011.

Capital Commitments

Expenditures of capital were $76.9 million for fiscal year 2011.

Dividends

During the fiscal year ended June 30, 2011, our board of directors approved the payment of a quarterly cash dividend in the amount of $0.075 per share. Total dividends paid in fiscal year June 30, 2011 and 2010 were $21.6 million and $15.2 million, respectively.

Off-Balance Sheet Arrangements and Contractual Obligations

	Remaining payments by fiscal year due as of June 30, 2011				
Contractual Cash Obligations (in thousands)	Total	Less than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Notes Payable and accrued interest*	$ 99,341	$ 99,341	$ —	$ —	$ —
Lease Commitments	601,226	105,107	180,236	132,370	183,512
	$700,567	$204,448	$180,236	$132,370	$ 183,512

* The $99.3 million is due in March 2012.

Operating Leases. We lease office space under operating lease agreements with terms typically averaging 10 years. We have determined that there is not a large concentration of leases that will expire in any one fiscal year. Consequently, management anticipates that any increase in future rent expense on leases will be mainly market driven. Intangible assets and liabilities were recognized for the difference between the contractual cash obligations shown above and the estimated market rates at the time of the acquisitions. The resulting intangibles will amortize to rent expense but do not impact the amounts shown above since there is no change to our contractual cash obligations.

Pension Contribution. Contributions to our various pension plans for fiscal year 2012 are projected to be $33.2 million.

Uncertain Tax Positions. The table above does not include liabilities for uncertain tax positions under ASC 740, *Income Taxes*. The settlement period for the $39.8 million noncurrent portion of the liability cannot be reasonably estimated since it depends on the timing and possible outcomes of tax examinations with various tax authorities.

Contingent Consideration from Acquisitions. The table above does not include liabilities for contingent consideration for our Aliquant and EMB acquisitions in fiscal year 2011. We expect to pay out approximately $1 million and £2.4 million in fiscal year 2012 and £2.4 million per year for fiscal year 2013 through fiscal year 2016 related to these contingent consideration provisions in our agreements and subject to performance requirements on behalf of the sellers.

Indebtedness

Subordinated Notes due January 2011

On December 30, 2009, in connection with the Merger and the Class R Elections as described in Note 2, Towers Watson entered into an indenture with the trustee for the issuance of Towers Watson Notes due January 2011 in the aggregate principal amount of $200 million. The Towers Watson Notes due January 2011 were issued on January 6, 2010, bearing interest from January 4, 2010 at a fixed per-annum rate of 2.0%, and matured on January 1, 2011. The indenture contained limited operating covenants, and obligations under the Towers Watson Notes due January 2011 were subordinated to and junior in right of payment to the prior payment in full in cash of all Senior Debt (as defined in the indenture) on the terms set forth in the Indenture. On January 3, 2011 (the first business day following the note maturity date), Towers Watson repaid both principal and interest on the Notes which was funded in part by a $75 million borrowing under our Senior Credit Facility.

Subordinated Notes due March 2012

On June 15, 2010, in connection with an offer to exchange shares of Class B-1 Common Stock for unsecured subordinated notes, Towers Watson entered into an indenture with the trustee for the issuance of Towers Watson Notes due March 2012 in the aggregate principal amount of $97.3 million. The Towers Watson Notes due March 2012 were issued on June 29, 2010, bearing interest from June 15, 2010 at a fixed per-annum rate, compounded quarterly on the "interest reset dates," equal to the greater of (i) 2.0%, or (ii) 120.0% of the short-term applicable federal rate listed under the quarterly column, in effect at the applicable "interest reset date." The Towers Watson Notes due March 2012 will mature on March 15, 2012 and are included in the notes payable balance on our consolidated balance sheet as of June 30, 2011. Obligations under the Towers Watson Notes due March 2012 are subordinated to and junior in right of payment to the prior payment in full in cash of all Senior Debt (as defined in the indenture).

Towers Watson Senior Credit Facility

On January 1, 2010, in connection with the Merger, Towers Watson and certain subsidiaries entered into a three-year, $500 million revolving credit facility with a syndicate of banks (the "Senior Credit Facility"), which expires on December 31, 2012. Borrowings under the Senior Credit Facility bear interest at a spread to either Libor or the Prime Rate. We are charged a quarterly commitment fee, currently 0.5% of the Senior Credit Facility, which varies with our financial leverage and is paid on the unused portion of the Senior Credit Facility. Obligations under the Senior Credit Facility are guaranteed by Towers Watson and all of its domestic subsidiaries (other than PCIC) and are secured by a pledge of 65% of the voting stock and 100% of the non-voting stock of Towers Perrin Luxembourg Holdings S.A.R.L.

The Senior Credit Facility contains customary representations and warranties and affirmative and negative covenants. The Senior Credit Facility requires Towers Watson to maintain certain financial covenants that include a minimum Consolidated Interest Coverage Ratio and a maximum Consolidated Leverage Ratio (which terms in each case are defined in the Senior Credit Facility). In addition, the Senior Credit Facility contains restrictions on the ability of Towers Watson to, among other things, incur additional indebtedness; pay dividends; make distributions; create liens on assets; make investments, loans or advances; make acquisitions; dispose of property; engage in sale-leaseback transactions; engage in mergers or consolidations, liquidations and dissolutions; engage in certain transactions with affiliates; and make changes in lines of businesses. As of June 30, 2011, we were in compliance with our covenants.

As of June 30, 2011 and 2010, Towers Watson had no borrowings outstanding under the Senior Credit Facility.

Letters of Credit under the Senior Credit Facility

As of June 30, 2011, Towers Watson had standby letters of credit totaling $24.9 million associated with our captive insurance companies in the event that we fail to meet our financial obligations. Additionally, Towers Watson had $1.9 million of standby letters of credit covering various other existing or potential business obligations. The aforementioned letters of credit are issued under the Senior Credit Facility, and therefore reduce the amount that can be borrowed under the Senior Credit Facility by the outstanding amount of these standby letters of credit.

Additional Borrowings, Letters of Credit and Guarantees not part of the Senior Credit Facility

Towers Watson Consultoria Ltda. (Brazil) has a bilateral credit facility with a major bank totaling Brazilian Real (BRL) 6.5 million (U.S. $4.2 million). As of June 30, 2011, a total of BRL $5.3 million (U.S. $3.4 million) was outstanding under this facility.

Towers Watson has also provided a $5.0 million Australian dollar-denominated letter of credit (U.S. $5.4 million) to an Australian governmental agency as required by the local regulations. The estimated fair market value of these letters of credit is immaterial because they have never been used, and we believe that the likelihood of future usage is remote.

Towers Watson also has $6.5 million of letters of guarantee from major banks in support of office leases and performance under existing or prospective contracts.

Risk Management

As a part of our risk management program, we purchase customary commercial insurance policies, including commercial general liability and claims-made professional liability insurance. Our professional liability insurance currently includes a self-insured retention of $1 million per claim, and covers professional liability claims against us, including the cost of defending such claims.

Effective July 1, 2010, Stone Mountain Insurance Company ("SMIC"), a wholly-owned captive insurance company, has provided us with $50 million of professional liability insurance coverage per claim and in the aggregate, including the cost of defending such claims, above the $1 million self-insured retention. SMIC secured $25 million of reinsurance coverage from unaffiliated reinsurance companies in excess of the $25 million SMIC retained layer. Excess insurance attaching above the SMIC coverage is provided by various unaffiliated commercial insurance companies. Because we have a self-insured retention for each claim and because Stone Mountain is wholly-owned by us, our primary errors and omissions risk is self-insured. We reserve for contingent liabilities based on ASC 450, *Contingencies*, when it is determined that a liability, inclusive of defense costs, is probable and reasonably estimable. The contingent liabilities recorded are primarily developed actuarially.

For the policy period beginning July 1, 2011 and ending July 1, 2012, our professional liability insurance includes a self-insured retention of $1 million per claim. For this policy period, Towers Watson also retains $10 million in the aggregate above the $1 million self-insured retention per claim. SMIC provides us with $40 million of coverage per claim and in the aggregate, above the retentions. SMIC secured $25 million of reinsurance from unaffiliated reinsurance companies in excess of the $15 million SMIC retained layer. Excess insurance attaching above the SMIC coverage is provided by various unaffiliated commercial insurance companies. Because of the $1 million self-insured retention per claim and the additional $10 million aggregate retention above, and because Stone Mountain is wholly-owned by us, our primary errors and omissions risk is self-insured.

Before the Merger, Watson Wyatt and Towers Perrin each obtained substantial professional liability insurance from an affiliated captive insurance company, Professional Consultants Insurance Company ("PCIC"). A limit of $50 million per claim and in the aggregate was provided by PCIC subject to a $1 million per claim self-insured retention and coverage was structured substantially similarly to the coverage currently provided by SMIC. PCIC secured reinsurance of $25 million attaching above the $25 million PCIC retained layer. In addition, both legacy companies carried excess insurance from unaffiliated commercial insurance companies above the self-insured retention and the coverage provided by PCIC.

Before the Merger, Watson Wyatt accounted for its share of PCIC's earnings using the equity method. Our ownership interest in PCIC is 72.86% post-Merger. As a consequence, PCIC's results of operations are consolidated into our results of operations. Although the PCIC insurance policies for Towers Watson's fiscal year 2010 continue to cover professional liability claims above a $1 million per claim self-insured retention, the consolidation of PCIC will effectively net PCIC's premium income against our premium expense for the first $25 million of loss above the self-insured retention for each legacy company. Accordingly, the impact of PCIC's reserve development may result in fluctuations in our earnings. PCIC ceased issuing insurance policies effective July 1, 2010 and at that time entered into a run-off mode of operation. Our shareholder agreements with PCIC could require additional payments to PCIC if development of claims significantly exceeds prior expectations. If these circumstances were to occur, we would record a liability at the time it becomes probable and reasonably estimable.

We provide for the self-insured retention where specific estimated losses and loss expenses for known claims are considered probable and reasonably estimable. Although we maintain professional liability insurance coverage, this insurance does not cover claims made after expiration of our current policies of insurance. Generally accepted accounting principles require that we record a liability for incurred but not reported ("IBNR") professional liability claims if they are probable and reasonably estimable, and for which we have not yet contracted for insurance coverage. We use actuarial assumptions to estimate and record our IBNR liability. As of June 30, 2011, we had a $274.8 million IBNR liability balance. To the extent our captive insuance companies, PCIC and SMIC, expect losses to be covered by a third party they record a receivable for the amount expected to be recovered. This receivable is classified in other current or other noncurrent assets in our consolidated balance sheet.

As stated above, commencing July 1, 2010, Towers Watson obtained primary insurance for errors and omissions professional liability risks from SMIC on a claims-made basis. SMIC has issued a policy of insurance substantially similar to the policies historically issued by PCIC.

Insurance market conditions for us and our industry have varied in recent years, but the long-term trend has been increasing premium cost. Although the market for insurance is presently robust, trends toward higher self-insured retentions, constraints on aggregate excess coverage for this class of professional liability risk and financial difficulties which have, over the past few years, been faced by several longstanding E&O carriers are anticipated to recur periodically, and to be reflected in our future annual insurance renewals. As a result, we will continue to assess our ability to secure future insurance coverage, and we cannot assure that such coverage will continue to be available indefinitely in the event of specific adverse claims experience, adverse loss trends, market capacity constraints or other factors.

In light of increasing litigation worldwide, including litigation against professionals, we have a policy that all client relationships be documented by engagement letters containing specific risk mitigation clauses that were not included in all historical client agreements. Certain contractual provisions designed to mitigate risk may not be legally enforceable in litigation involving breaches of fiduciary duty or certain other alleged errors or omissions, or in certain jurisdictions. We may incur significant legal expenses in defending against litigation. With the exception of our brokerage business, nearly 100% of our U.S. and U.K. corporate clients have signed engagement letters including some if not all of our preferred risk mitigation clauses, and processes to maintain that protocol in the United States and the United Kingdom, and to complete it elsewhere, are underway.

Recent Accounting Pronouncements

Adopted

ASC 810, *Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51,* requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent's equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income. It also amends certain consolidation procedures for consistency with the requirements of ASC 805, *Business Combinations.* The provisions also include expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. We adopted these provisions on July 1, 2009. As a result, our non-controlling interest of $1.0 million as of June 30, 2009, which was previously included in other non-current liabilities, was reclassified to non-controlling interest in total equity. In addition, our non-controlling interest of $1.6 million for the year ended June 30, 2010, which was previously included in (loss)/income from affiliates, was reclassified to net (loss)/income attributable to non-controlling interests in our results of operations.

Not yet adopted

On December 17, 2010, the Financial Accounting Standards Board (FASB) issued ASU 2010-28, *Intangibles—Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts (a consensus of the FASB Emerging Issues Task Force),* which (1) does not prescribe a specific method of calculating the carrying value of a reporting unit in the performance of step 1 of the goodwill impairment test and (2) requires entities with a zero or negative carrying value to assess, considering qualitative factors such as but not limited to those listed in ASC 350-20-35-30 whether it is more likely than not that a goodwill impairment exists. If an entity concludes that it is more likely than not that an impairment of goodwill exists, the entity must perform step 2 of the goodwill impairment test. These provisions are effective for impairment tests performed in our fiscal year 2012. Upon adoption, if any of our reporting units have a zero or negative carrying value, we must assess, on the basis of current facts and circumstances, whether it is more likely than not that an impairment of our goodwill exists. If so, we would perform step 2 of the goodwill impairment test on the day of adoption and record the impairment charge, if any, as a cumulative-effect adjustment through beginning retained earnings. We are currently evaluating the impact, if any, on our financial position or results of operations of adopting this provision.

On June 16, 2011, the FASB issued ASU 2011-05, *Comprehensive Income (Topic 220): Presentation of Comprehensive Income*, which revised the manner in which entities present comprehensive income in their financial statements. The new guidance removes the presentation options in ASC 220, *Comprehensive Income*, and requires entities to report components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. The ASU does not change the items that must be reported in other comprehensive income. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 with early adoption permitted. We are still evaluating the impact of the change in presentation to our consolidated statement of operations and our consolidated statement of changes in stockholders' equity and will adopt the new presentation in our fiscal 2013 filings.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

We are exposed to market risks in the ordinary course of business. These risks include interest rate risk, foreign currency exchange and translation risk.

Interest Rate Risk

The primary objective of our investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. To achieve this objective, we maintain our portfolio in mainly short- term securities that are recorded on the balance sheet at fair value.

Foreign Currency Risk

For the fiscal year ended June 30, 2011, 48.7% of our revenue was denominated in currencies other than the U.S. dollar, typically in the local currency of our foreign operations. These operations also incur most of their expenses in the local currency. Accordingly, our foreign operations use the local currency as their functional currency and our primary international operations use the British pound sterling, Canadian dollar and the Euro. Our international operations are subject to risks typical of international operations, including, but not limited to, differing economic conditions, changes in political climate, differing tax structures, other regulations and restrictions, and foreign exchange rate volatility. Accordingly, our future results could be adversely impacted by changes in these or other factors. At June 30, 2011, a uniform 10% strengthening in the value of the U.S. dollar relative to the currencies in which our transactions are denominated would result in a decrease in net income attributable to controlling interests of $13.0 million, or 7.1%, for the fiscal year ended June 30, 2011. This theoretical calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar. This calculation is not indicative of our actual experience in foreign currency transactions.

Translation Exposure

Foreign exchange rate fluctuations may adversely impact our consolidated financial position as well as our consolidated results of operations and may adversely impact our financial position as the assets and liabilities of our foreign operations are translated into U.S. dollars in preparing our consolidated balance sheet. Additionally, foreign exchange rate fluctuations may adversely impact our consolidated results of operations as exchange rate fluctuations on transactions denominated in currencies other than our functional currencies result in gains and losses that are reflected in our consolidated statement of operations. Certain of Towers Watson's foreign brokerage subsidiaries, primarily in the United Kingdom, receive revenue in currencies (primarily in U.S. dollars) that differ from their functional currencies. To reduce this variability, Towers Watson uses foreign exchange forward contracts and over-the-counter options to hedge the foreign exchange risk of the forecasted collections for up to a maximum of two years in the future. See Note 7, "Derivative Financial Instruments" in the notes to the consolidated financial statements contained on this Form 10-K for a further discussion of our foreign currency forwards and their fair market value.

We consolidate our international subsidiaries by converting them into U.S. dollars in accordance with generally acceptable accounting principles of foreign currency translation. The results of operations and our financial position will fluctuate when there is a change in foreign currency exchange rates.

Item 8. Financial Statements and Supplementary Data.

Our consolidated financial statements, together with the related notes and the report of independent registered public accounting firm, are set forth on the pages indicated in Item 15.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of the chief executive officer, or CEO, and chief financial officer, or CFO, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, our management, including the CEO and CFO, concluded that our disclosure controls and procedures were effective as of June 30, 2011 in providing reasonable assurance that the information required to be disclosed in our periodic reports we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (2) accumulated and communicated to our management to allow their timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting in the quarter ended June 30, 2011 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Internal control over financial reporting refers to the process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, and overseen by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

(1) Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;

(2) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

(3) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the company. Management has used the framework set forth in the report entitled Internal Control — Integrated Framework published by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission to evaluate the effectiveness of the company's internal control over financial reporting. Based on this evaluation, management has concluded that the company's internal control over financial reporting was effective as of June 30, 2011.

The effectiveness of our internal controls over financial reporting has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Towers Watson & Co.
New York, New York

We have audited the internal control over financial reporting of Towers Watson & Co. and subsidiaries (the "Company") as of June 30, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended June 30, 2011 of the Company and our report dated August 29, 2011 expressed an unqualified opinion on those financial statement and financial statement schedule.

/s/ DELOITTE & TOUCHE LLP

McLean, Virginia
August 29, 2011

Item 9B. Other Information.

None.

Part III.

Item 10. Directors, Executive Officers, and Audit Committee of the Registrant.

Information with respect to the executive officers of the Company is provided in Part I, Item 1 above under the heading "Executive Officers of the Company". Information as to the individuals serving on the board of directors of the Company is set forth below.

The remaining information required by this item will be included in a definitive proxy statement to be filed within 120 days after the end of our fiscal year, and that information is incorporated herein by this reference.

Directors of the Company

John J. Gabarro

Professor Emeritus, Harvard Business School

Victor F. Ganzi

Retired Chief Executive Officer, The Hearst Corporation

John J. Haley

Chief Executive Officer and Chairman of the Board of Directors

Mark V. Mactas

President, Chief Operating Officer, Deputy Chair of the Board of Directors

Mark Maselli

Managing Director, Health and Group Benefits

Brendan R. O'Neill

Retired Chief Executive Officer, Imperial Chemical Industries PLC

Linda D. Rabbitt

Founder and Chief Executive Officer, Rand Construction Corporation, and Lead Director

Gilbert T. Ray

Retired Partner, O'Melveny & Myers LLP

Paul Thomas

Senior Executive, Rank North America

Wilhelm Zeller

Retired Chief Executive Officer, Hannover Re Group

Item 11. Executive Compensation.

The response to this item will be included in a definitive proxy statement to be filed within 120 days after the end of our fiscal year, and that information is incorporated herein by this reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The response to this item will be included in a definitive proxy statement to be filed within 120 days after the end of our fiscal year, and that information is incorporated herein by this reference.

Item 13. Certain Relationships and Related Transactions.

The response to this item will be included in a definitive proxy statement to be filed within 120 days after the end of our fiscal year, and that information is incorporated herein by this reference.

Item 14. Principal Auditor Fees and Services.

The response to this item will be included in a definitive proxy statement to be filed within 120 days after the end of our fiscal year, and that information is incorporated herein by this reference.

Part IV

Item 15. Exhibits and Financial Statement Schedules.

a) Financial Information

(1) Consolidated Financial Statements of Towers Watson & Co.

Report of Independent Registered Public Accounting Firm

Financial Statements:

Consolidated Statements of Operations for each of the three years in the period ended June 30, 2011
Consolidated Balance Sheets at June 30, 2011 and 2010
Consolidated Statements of Cash Flows for each of the three years in the period ended June 30, 2011
Consolidated Statements of Changes in Stockholders' Equity for each of the three years in the period ended June 30, 2011
Notes to the Consolidated Financial Statements

(2) Consolidated Financial Statement Schedule for each of the three years in the period ended June 30, 2011

Valuation and Qualifying Accounts and Reserves (Schedule II)
All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

(3) Exhibits

See (b) below.

b) Exhibits

See Exhibit Index on page 100.

c) Financial Statement Schedules

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWERS WATSON & CO.
(Registrant)

Date: August 29, 2011

By: /s/ John J. Haley
John J. Haley
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ John J. Haley John J. Haley	Chief Executive Officer and Director	August 29, 2011
/s/ Mark V. Mactas Mark V. Mactas	President, Chief Operating Officer and Director	August 29, 2011
/s/ Roger F. Millay Roger F. Millay	Chief Financial Officer	August 29, 2011
/s/ Peter L. Childs Peter L. Childs	Principal Accounting Officer	August 29, 2011
/s/ John J. Gabarro John J. Gabarro	Director	August 29, 2011
/s/ Victor F. Ganzi Victor F. Ganzi	Director	August 29, 2011
/s/ Mark Maselli Mark Maselli	Director	August 29, 2011
/s/ Brendan R. O'Neill Brendan R. O'Neill	Director	August 29, 2011
/s/ Linda D. Rabbitt Linda D. Rabbitt	Director	August 29, 2011
/s/ Gilbert T. Ray Gilbert T. Ray	Director	August 29, 2011
/s/ Paul D. Thomas Paul D. Thomas	Director	August 29, 2011
/s/ Wilhelm Zeller Wilhelm Zeller	Director	August 29, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Towers Watson & Co.
New York, New York

We have audited the accompanying consolidated balance sheets of Towers Watson & Co. and subsidiaries (the "Company") as of June 30, 2011 and 2010, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2011. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Towers Watson & Co. and subsidiaries at June 30, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2011, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of June 30, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 29, 2011 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

McLean, Virginia
August 29, 2011

TOWERS WATSON & CO.
Consolidated Statements of Operations
(Thousands of U.S. dollars, except share and per share data)

	Year Ended June 30,		
	2011	2010	2009
Revenue	$3,259,451	$2,387,829	$1,676,029
Costs of providing services:			
Salaries and employee benefits	2,043,063	1,540,417	1,029,299
Professional and subcontracted services	246,348	163,848	119,323
Occupancy	144,191	109,454	72,566
General and administrative expenses	281,576	220,937	172,010
Depreciation and amortization	130,575	101,084	73,448
Transaction and integration expenses	100,535	87,644	—
	2,946,288	2,223,384	1,466,646
Income from operations	313,163	164,445	209,383
Income/(loss) from affiliates	1,081	(1,274)	8,350
Interest income	5,523	2,950	2,022
Interest expense	(12,475)	(7,508)	(2,778)
Other non-operating income	19,349	11,304	4,926
Income before income taxes	326,641	169,917	221,903
Provision for income taxes	129,916	50,907	75,276
Net income before non-controlling interests	196,725	119,010	146,627
Net income/(loss) attributable to non-controlling interests	2,288	(1,587)	169
Net income attributable to controlling interests	$ 194,437	$ 120,597	$ 146,458
Earnings per share:			
Net income attributable to controlling interests — basic	$ 2.62	$ 2.04	$ 3.43
Net income attributable to controlling interests — diluted	$ 2.62	$ 2.03	$ 3.42
Weighted average shares of common stock, basic (000)	74,075	59,257	42,690
Weighted average shares of common stock, diluted (000)	74,139	59,372	42,861

See accompanying notes to the consolidated financial statements

TOWERS WATSON & CO.
Consolidated Balance Sheets
(Thousands of U.S. dollars, except share data)

	June 30, 2011	June 30, 2010
Assets		
Cash and cash equivalents	$ 528,923	$ 435,927
Restricted cash	153,154	164,539
Short-term investments	43,682	51,009
Receivables from clients:		
Billed, net of allowances of $12,636 and $7,975	502,910	421,602
Unbilled, at estimated net realizable value	276,020	215,912
	778,930	637,514
Other current assets	145,862	156,312
Total current assets	1,650,551	1,445,301
Fixed assets, net	252,343	227,308
Deferred income taxes	188,569	344,481
Goodwill	1,943,574	1,717,295
Intangible assets, net	694,922	683,487
Other assets	368,991	155,745
Total Assets	$5,098,950	$4,573,617
Liabilities		
Accounts payable, accrued liabilities and deferred income	$ 683,810	$ 409,308
Reinsurance payables	147,902	164,539
Note payable	99,341	201,967
Other current liabilities	247,424	189,966
Total current liabilities	1,178,477	965,780
Revolving credit facility	—	—
Accrued retirement benefits	784,559	1,061,557
Professional liability claims reserve	312,108	335,034
Other noncurrent liabilities	221,136	246,574
Total Liabilities	2,496,280	2,608,945
Commitments and contingencies		
Stockholders' Equity		
Class A Common Stock — $.01 par value: 300,000,000 shares authorized; 57,897,889 and 47,160,497 issued and 56,949,548 and 47,160,497 outstanding	579	472
Class B Common Stock — $.01 par value: 93,500,000 shares authorized; 16,651,890 and 27,043,196 issued and 16,651,890 and 27,043,196 outstanding	167	270
Additional paid-in capital	1,773,285	1,679,624
Treasury stock, at cost — 948,341 and 0 shares	(52,360)	—
Retained earnings	883,161	711,570
Accumulated other comprehensive loss	(13,305)	(436,329)
Total Stockholders' Equity	2,591,527	1,955,607
Non-controlling interest	11,143	9,065
Total Equity	2,602,670	1,964,672
Total Liabilities and Total Equity	$5,098,950	$4,573,617

See accompanying notes to the consolidated financial statements

TOWERS WATSON & CO.
Consolidated Statements of Cash Flows
(Thousands of U.S. dollars)

	Year Ended June 30,		
	2011	2010	2009
Cash flows from/(used in) operating activities:			
Net income before non-controlling interests	$ 196,725	$ 119,010	$ 146,627
Adjustments to reconcile net income to net cash from/(used in) operating activities:			
Provision for doubtful receivables from clients	13,004	11,759	5,355
Depreciation	78,461	69,684	59,556
Amortization of intangible assets	52,114	31,400	13,892
Provision/(benefit) for deferred income taxes	14,448	(5,134)	14,205
Equity from affiliates	(622)	869	(8,080)
Stock-based compensation	79,922	52,953	932
Other, net	(10,209)	(9,975)	(2,474)
Changes in operating assets and liabilities (net of business acquisitions)			
Receivables from clients	(98,468)	(41,339)	57,991
Other current assets	18,728	(2,205)	3,279
Other noncurrent assets	(39,343)	50,854	(3,497)
Accounts payable, accrued liabilities and deferred income	238,824	(295,402)	(28,717)
Restricted cash	22,167	(49,756)	—
Reinsurance payables	(20,431)	49,756	—
Accrued retirement benefits	(55,859)	(71,292)	(42,069)
Professional liability claims reserves	(28,746)	16,171	(5,900)
Other current liabilities	8,857	20,874	4,138
Other noncurrent liabilities	20,944	(24,050)	10,631
Income tax related accounts	50,721	(8,801)	1,678
Cash flows from/(used in) operating activities	541,237	(84,624)	227,547
Cash flows (used in)/from investing activities:			
Cash paid for business acquisitions	(141,885)	(200,025)	(1,185)
Cash acquired from business acquisitions	10,349	603,208	—
Purchases of fixed assets	(76,859)	(25,752)	(39,195)
Capitalized software costs	(22,487)	(19,632)	(23,374)
Purchases of held-to-maturity securities	(14,295)	—	—
Redemptions of held-to-maturity securities	14,295	—	—
Purchases of available-for-sale securities	(54,696)	(17,789)	—
Redemption of available-for-sale securities	72,703	16,191	—
Investment in affiliates	(5,805)	—	(2,302)
Proceeds from sale of investments	—	10,749	—
Proceeds from divestitures	17,772	4,486	4,926
Cash flows (used in)/from investing activities	(200,908)	371,436	(61,130)
Cash flows used in financing activities:			
Borrowings under credit facility	75,000	126,333	267,912
Repayments under credit facility	(75,000)	(125,650)	(267,912)
Financing of credit facility	—	(5,679)	—
Repayments of notes payable	(200,000)	—	—
Dividends paid	(21,599)	(15,249)	(12,785)
Repurchases of common stock	(30,646)	(34,922)	(77,443)
Tax payment on vested shares	(26,596)	—	—
Issuances of common stock and excess tax benefit	6,158	6,068	6,509
Cash flows used in financing activities	(272,683)	(49,099)	(83,719)
Effect of exchange rates on cash	25,350	(11,618)	2,502
Increase/(decrease) in cash and cash equivalents	92,996	226,095	85,200
Cash and cash equivalents at beginning of period	435,927	209,832	124,632
Cash and cash equivalents at end of period	$ 528,923	$ 435,927	$ 209,832
Supplemental disclosures:			
Cash paid for interest	$ 4,268	$ 2,595	$ 2,780
Cash paid for income taxes, net of refunds	$ 64,117	$ 58,624	$ 66,480
Notes payable issued in connection with the Merger	$ —	$ 200,000	$ —
Notes payable issued in connection with the tender offer	$ —	$ 98,469	$ —
Issuance of stock in conjunction with the acquisitions of EMB and the Merger	$ 11,250	$1,357,379	$ —
Contingent payments accrued in conjunction with the acquisitions of EMB and Aliquant	$ 20,026	$ —	$ —
Common stock associated with vesting of Restricted A Shares	26,248	—	—

See accompanying notes to the consolidated financial statements

TOWERS WATSON & CO.

Consolidated Statement of Changes in Equity

(In Thousands of U.S. dollars and Number of Shares in Thousands)

	Class A Common Stock Outstanding	Class A Common Stock	Class B Common Stock Outstanding	Class B Common Stock	Additional Paid-in Capital	Treasury Stock, at Cost	Retained Earnings	Accumulated Other Comprehensive Loss	Non-Controlling Interest	Total
Balance as of June 30, 2009	42,657	$ 438	—	$ —	$ 452,938	$ (63,299)	$ 608,634	$ (145,073)	$ —	$ 853,638
Comprehensive Income										
Net income	—	—	—	—	—	—	62,468	—	—	62,468
Foreign currency translation adjustment, net of tax	—	—	—	—	—	—	—	(50,218)	—	(50,218)
Total comprehensive income										12,250
Class A Common Stock:										
Watson Wyatt Cash dividends declared	—	—	—	—	—	—	(6,364)	—	—	(6,364)
Repurchases of common stock	(792)	—	—	—	—	(34,922)	—	—	—	(34,922)
Issuances of common stock and excess tax benefit	337	—	—	—	(2,090)	17,640	—	—	—	15,550
Stock-based compensation	—	—	—	—	69	—	—	—	—	69
Retirement of treasury stock	—	(16)	—	—	(80,565)	80,581	—	—	—	—
Balance as of December 31, 2009	42,202	$ 422	—	$ —	$ 370,352	$ —	$ 664,738	$ (195,291)	$ —	$ 840,221
Merger of Towers Perrin and Watson Wyatt:										
Class A Common Stock:										
Towers Watson stock issued for consideration of Merger:										
Issuance of Class A restricted shares	4,249	43	—	—	43,686	—	—	—	—	43,729
Issuance of Class B1-B4 shares	—	—	29,483	294	1,313,356	—	—	—	—	1,313,650
Cash dividends declared	—	—	—	—	—	—	(11,297)	—	—	(11,297)
Issuances of common stock and excess tax benefit	536	7	—	—	(2,210)	—	—	—	—	(2,203)
Stock-based compensation	—	—	—	—	52,884	—	—	—	—	52,884
Repurchases of Class B-1 shares from tender offer	—	—	(2,267)	(24)	(98,444)	—	—	—	—	(98,468)
Acceleration of Class B shares to Class A shares	173	—	(173)	—	—	—	—	—	—	—
Comprehensive Income:										
Net income	—	—	—	—	—	—	58,129	—	9,065	67,194
Additional minimum pension liability, net of tax	—	—	—	—	—	—	—	(163,105)	—	(163,105)
Hedge effectiveness, net of tax	—	—	—	—	—	—	—	(1,986)	—	(1,986)
Unrealized gain on available-for-sale securities, net of tax	—	—	—	—	—	—	—	98	—	98
Foreign currency translation adjustment, net of tax	—							(76,045)		(76,045)
Total comprehensive loss										(173,844)
Balance as of June 30, 2010	47,160	$ 472	27,043	$ 270	$ 1,679,624	$ —	$ 711,570	$ (436,329)	$ 9,065	$ 1,964,672
Comprehensive Income										
Net income	—	—	—	—	—	—	194,437	—	2,288	196,725
Additional minimum pension liability, net of tax	—	—	—	—	—	—	—	263,903	—	263,903
Foreign currency translation adjustment, net of tax	—	—	—	—	192	—	—	154,995	—	155,187
Unrealized loss on available for sale securities, net of tax	—	—	—	—	—	—	—	968	(210)	758
Hedge effectiveness, net of tax	—	—	—	—	—	—	—	3,158	—	3,158
Total comprehensive income										619,731
Repurchases of common stock	—	—	—	—	—	(30,646)	—	—	—	(30,646)
Shares received for employee taxes upon conversion of Restricted A shares	—	—	—	—	—	(26,596)	—	—	—	(26,596)
Exercises of stock options and purchases under our ESPP	—	—	—	—	—	4,882	—	—	—	4,882
Class A Common Stock:										
Cash dividends declared	—	—	—	—	—	—	(22,846)	—	—	(22,846)
Issuances of common stock and excess tax benefits	111	1	—	—	1,097	—	—	—	—	1,098
Stock-based compensation	—	—	—	—	79,922	—	—	—	—	79,922
Conversion of Restricted A shares to Class A shares	(19)				—	—	—	—	—	—
Conversion of Class B-1 shares to Class A shares	5,642	56	(5,642)	(56)	—	—	—	—	—	—
Issuance of Class B-3 and B-4 shares for acquisition	—	—	228	2	11,248	—	—	—	—	11,250
Acceleration of Class B shares to Class A shares	83	1	(84)	—	—	—	—	—	—	1
Adjustment to repurchases of Class B-1 shares from tender offer	—	—	28	—	1,202	—	—	—	—	1,202
Secondary offering conversion of Class B1 shares to Class A shares	4,921	49	(4,921)	(49)	—	—	—	—	—	—
Balance as of June 30, 2011	57,898	$ 579	16,652	$ 167	$ 1,773,285	$ (52,360)	$ 883,161	$ (13,305)	$ 11,143	$ 2,602,670

See accompanying notes to the consolidated financial statements

Notes to the Consolidated Financial Statements
(Tabular amounts in thousands except per share data)

Note 1 — Summary of Significant Accounting Policies

On January 1, 2010, pursuant to the Agreement and Plan of Merger, as amended by Amendment No. 1 (the "Merger Agreement"), Watson Wyatt Worldwide, Inc. ("Watson Wyatt") and Towers, Perrin, Forster & Crosby, Inc. ("Towers Perrin") combined their businesses through two simultaneous mergers (the "Merger") and became wholly owned subsidiaries of Jupiter Saturn Holding Company, which subsequently changed its name to Towers Watson & Co. ("Towers Watson", the "Company" or "we"). Since the consummation of the Merger, Towers Perrin changed its name to Towers Watson Pennsylvania Inc., and Watson Wyatt changed its name to Towers Watson Delaware Holdings Inc. However, for ease of reference, we continue to use the legacy Towers Perrin and Watson Wyatt names throughout this Report.

Although the business combination of Watson Wyatt and Towers Perrin was a "merger of equals", generally accepted accounting principles require that one of the combining entities be identified as the acquirer by reviewing facts and circumstances as of the acquisition date. Watson Wyatt was determined to be the accounting acquirer. As such, the historical results of Watson Wyatt through December 31, 2009 have become those of the new registrant, Towers Watson. The consolidated financial statements of Towers Watson as of and for the fiscal year ended June 30, 2011 include the results of Towers Perrin's operations. The consolidated financial statements of Towers Watson as of and for the fiscal year ended June 30, 2010 include the results of Towers Perrin's operations beginning January 1, 2010. The consolidated financial statements of Towers Watson for the fiscal year ended June 30, 2009 include only the results of Watson Wyatt.

Nature of the Business — Towers Watson is a leading global professional services company that helps organizations improve performance through effective people, risk and financial management. We offer solutions in the areas of employee benefits, talent management, rewards, and risk and capital management. Our fiscal year ends on June 30th.

Principles of Consolidation — Our consolidated financial statements include our accounts and those of our majority-owned and controlled subsidiaries after elimination of intercompany accounts and transactions. Investments in affiliated companies over which we have the ability to exercise significant influence are accounted for using the equity method.

Use of Estimates — The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Our estimates, judgments and assumptions are continually evaluated based on available information and experience. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates. Estimates are used when accounting for revenue recognition, allowances for billed and unbilled receivables from clients, discretionary compensation, income taxes, pension and post-retirement assumptions, incurred but not reported claims, and goodwill and intangible assets.

Cash and Cash Equivalents — We consider all instruments that are readily convertible to known amounts of cash, and so near their maturity that they present insignificant risk of changes in value because of changes in interest rates to be cash equivalents.

Restricted Cash — Our restricted cash balance as of June 30, 2011 and 2010 includes $147.9 million and $164.5 million, respectively, of cash received from our clients and reinsurers in connection with our reinsurance brokerage business. This cash is under our control such that we direct the investment of this cash and retain the interest income but is restricted to current operation of this business, consisting of the payment of reinsurance premiums, refund of overpayments and reinsurer payments on claims. According to regulations governing our reinsurance business, we are unable to use the cash in a way that deviates from these activities. In addition, at June 30, 2011 we have $5.3 million of restricted cash from our recently acquired Aliquant business which is restricted for the payment of our client's health and welfare premiums. The change in restricted cash from period to period is included in the cash flows from operating activities on our statement of cash flows.

Marketable Securities — Our investments are classified at the time of purchase as either available-for-sale or held-to-maturity, and reassessed as of each balance sheet date. Our marketable securities consist of available-for-sale securities, and are marked-to-market based on prices provided by our investment advisors, with unrealized gains and temporary unrealized losses reported as a component of other comprehensive income net of tax, until realized. When realized, we recognize gains and losses on the sales of the securities on a specific identification method and include the realized gains or losses in other income, net, in the consolidated statements of operations. We include interest, dividends, and amortization of premium or discount on securities classified as available-for-sale in other income, net in the consolidated statements of operations. We also evaluate our available-for-sale securities to determine whether a decline in fair value of a security below the amortized cost basis is other than temporary. Should the decline be considered other than temporary, we write down the cost of the security and include the loss in earnings. In making this determination we consider such factors as the reason for and significance of the decline, current economic conditions, the length of time for which there has been an unrealized loss, the time to maturity, and other relevant information. Available-for-sale securities are classified as either short-term or long-term based on management's intention of when to sell the securities or maturity date, if applicable.

Receivables from Clients — Billed receivables from clients are presented at their billed amount less an allowance for doubtful accounts. Billed receivables include reinsurance intermediary amounts due to us and reinsurance advances. Reinsurance advances represent instances where we advance premiums, refunds or claims to reinsurance underwriters or parties to reinsurance contracts prior to collection. Unbilled receivables are stated at net realizable value less an allowance for unbillable amounts. Allowance for doubtful accounts related to billed receivables was $12.6 million and $8.0 million as of June 30, 2011 and 2010, respectively. Allowance for unbilled receivables was $16.7 million and $11.7 million as of June 30, 2011 and 2010, respectively.

Revenue Recognition — Revenue includes fees primarily generated from consulting services provided. We recognize revenue from these consulting engagements when hours are worked, either on a time-and-expense basis or on a fixed-fee basis, depending on the terms and conditions defined at the inception of an engagement with a client. We have engagement letters with our clients that specify the terms and conditions upon which the engagements are based. These terms and conditions can only be changed upon agreement by both parties. Individual consultants' billing rates are principally based on a multiple of salary and compensation costs.

Revenue for fixed-fee arrangements, which span multiple months, is based upon the percentage of completion method. We typically have three types of fixed-fee arrangements: annual recurring projects, projects of a short duration, and non-recurring system projects. Annual recurring projects and the projects of short duration are typically straightforward and highly predictable in nature. As a result, the project manager and financial staff are able to identify, as the project status is reviewed and bills are prepared monthly, the occasions when cost overruns could lead to the recording of a loss accrual.

We have non-recurring system projects that are longer in duration and subject to more changes in scope as the project progresses. We evaluate at least quarterly, and more often as needed, project managers' estimates-to-complete to assure that the projects' current status is accounted for properly. Certain subscription contracts generally provide that if the client terminates a contract, we are entitled to payment for services performed through termination.

Revenue recognition for fixed-fee engagements is affected by a number of factors that change the estimated amount of work required to complete the project such as changes in scope, the staffing on the engagement and/or the level of client participation. The periodic engagement evaluations require us to make judgments and estimates regarding the overall profitability and stage of project completion that, in turn, affect how we recognize revenue. We recognize a loss on an engagement when estimated revenue to be received for that engagement is less than the total estimated direct and indirect costs associated with the engagement. Losses are recognized in the period in which the loss becomes probable and the amount of the loss is reasonably estimable. We have experienced certain costs in excess of estimates from time to time. Management believes that it is rare, however, for these excess costs to result in overall project losses.

We have developed various software programs and technologies that we provide to clients in connection with consulting services. In most instances, such software is hosted and maintained by us and ownership of the technology and rights to the related code remain with us. Software developed to be utilized in providing services to a client, but for which the client does not have the contractual right to take possession, is capitalized during the implementation stage. Revenue associated with the related contract, together with amortization of the related capitalized software, is recognized over the service period. As a result, we do not recognize revenue during the implementation phase of a software engagement.

In connection with the Merger, we acquired the reinsurance brokerage business of Towers Perrin. In our capacity as a reinsurance broker, we collect premiums from reinsureds and, after deducting our brokerage commissions, we remit the premiums to the respective reinsurance underwriters on behalf of reinsureds. In general, compensation for reinsurance brokerage services is earned on a commission basis. Commissions are calculated as a percentage of a reinsurance premium as stipulated in the reinsurance contracts with our clients and reinsurers. We recognize brokerage services revenue on the later of the inception date or billing date of the contract. In addition, we hold cash needed to settle amounts due reinsurers or reinsureds, net of any commissions due to us, pending remittance to the ultimate recipient. We are permitted to invest these funds in high quality liquid instruments.

Revenue recognized in excess of billings is recorded as unbilled accounts receivable. Cash collections and invoices generated in excess of revenue recognized are recorded as deferred revenue until the revenue recognition criteria are met. Client reimbursable expenses, including those relating to travel, other out-of-pocket expenses and any third-party costs, are included in revenue, and an equivalent amount of reimbursable expenses are included in professional and subcontracted services as a cost of revenue.

Income Taxes —We account for income taxes in accordance with Accounting Standards Codification ("ASC") 740, *Income Taxes*, which prescribes the use of the asset and liability approach to the recognition of deferred tax assets and liabilities related to the expected future tax consequences of events that have been recognized in our financial statements or income tax returns. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets when it is more likely than not that a portion or all of a given deferred tax asset will not be realized. In accordance with ASC 740, income tax expense includes (i) deferred tax expense, which generally represents the net change in the deferred tax asset or liability balance during the year plus any change in valuation allowances and (ii) current tax expense, which represents the amount of tax currently payable to or receivable from a taxing authority plus amounts accrued for expected tax contingencies (including both tax and interest). ASC 740 prescribes a recognition threshold of more-likely-than-not, and a measurement attribute for all tax positions taken or expected to be taken on a tax return, in order for those positions to be recognized in the financial statements. We continually review tax laws, regulations and related guidance in order to properly record any uncertain tax liability positions. We adjust these reserves in light of changing facts and circumstances, such as the outcome of tax audits. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate.

Foreign Currency Translation — Gains and losses on foreign currency transactions, including settlement of intercompany receivables and payables, are recognized currently in the general and administrative expenses line of our consolidated statements of operations. Foreign currency transactions resulted in gains (losses) of $0.2 million, $1.3 million and ($3.3) million in fiscal years 2011, 2010 and 2009, respectively. Assets and liabilities of our subsidiaries outside the United States are translated into the reporting currency, the U.S. dollar, based on exchange rates at the balance sheet date. Revenue and expenses of our subsidiaries outside the United States are translated into U.S. dollars at weighted average exchange rates. Gains and losses on translation of our equity interests in our subsidiaries outside the United States and on intercompany notes are reported separately as accumulated other comprehensive income within stockholders' equity in the consolidated balance sheets, since we do not plan or anticipate settlement of such balances in the foreseeable future.

Fair Value of Financial Instruments — The carrying amount of our cash and cash equivalents, receivables from clients and notes and accounts payable approximates fair value because of the short maturity and liquidity of those instruments. The investments are available-for-sale securities held at estimated fair value with maturities of less than three years. There were no borrowings outstanding under our revolving credit agreement at June 30, 2011.

Concentration of Credit Risk — Financial instruments that potentially subject us to concentrations of credit risk consist principally of certain cash and cash equivalents, fixed income securities, and receivables from clients. We invest our excess cash in financial instruments that are rated in the highest short-term rating category by major rating agencies. Concentrations of credit risk with respect to receivables from clients are limited due to our large number of clients and their dispersion across many industries and geographic regions.

Change to Presentation of our Balance Sheet and Cash flows — We have changed the presentation of our cash received from our clients and reinsurers in connection with our reinsurance brokerage business to restricted cash from cash and cash equivalents on our consolidated balance sheet as of June 30, 2010. As a result of the balance sheet change, we decreased cash flows from investing activities by $118.5 million and total ending cash and cash equivalents on the statement of cash flows for the fiscal year ended June 30, 2010 by $164.5 million related to the amount of reinsurance cash received from Towers Perrin in the Merger. In addition, the change in restricted cash from January 1, 2010 to June 30, 2010 is included as an increase in restricted cash in the cash flows from operating activities of $49.8 million, which is offset by an increase in reinsurance payables.

Incurred But Not Reported (IBNR) Claims — We accrue for IBNR professional liability claims that are probable and estimable, and for which we have not yet contracted for insurance coverage. We use actuarial assumptions to estimate and record a liability for IBNR professional liability claims. Our estimated IBNR liability is based on long-term trends and averages, and considers a number of factors, including changes in claim reporting patterns, claim settlement patterns, judicial decisions, and legislation and economic decisions, but excludes the effect of claims data for large cases due to the insufficiency of actual experience with such cases. Our estimated IBNR liability will fluctuate if claims experience changes over time. This liability was $274.8 million and $222.3 million at June 30, 2011 and 2010, respectively. To the extent our captive insuance companies, PCIC and SMIC, expect losses to be covered by a third party they record a receivable for the amount expected to be recovered. This receivable is classified in other current or other noncurrent assets in our consolidated balance sheet.

Stock-based Compensation —During fiscal years 2011, 2010 and 2009, we recognized compensation expense of $79.9 million, $57.9 million and $1.0 million, respectively, in connection with our stock-based compensation plans. This does not include any expense related to the 2001 Deferred Stock Unit Plan for Selected Employees, as expense related to shares awarded under this plan is recorded as a component of our accrual for discretionary compensation.

The total income tax benefit recognized in the income statement for the exercise of non-qualified stock options, vesting of restricted stock units and the award of stock purchase plan shares was $37 thousand, $28 thousand and $37 thousand for fiscal years 2011, 2010 and 2009, respectively.

Earnings per Share (“EPS”) — We adhere to guidance under ASC 260, *Earnings per Share*, relating to the two-class method of presenting EPS. This guidance addresses whether awards granted in share-based transactions are participating securities prior to vesting and therefore need to be included in the earning allocation in computing earnings per share using the two-class method. ASC 260-10-45-60 requires non-vested share-based payment awards that have non-forfeitable rights to dividends or dividend equivalents to be treated as a separate class of securities in calculating earnings per share. Our participating securities include non-vested restricted stock.

Goodwill and Intangible Assets — In applying the purchase method of accounting for business combinations, amounts assigned to identifiable assets and liabilities acquired were based on estimated fair values as of the date of the acquisitions, with the remainder recorded as goodwill. Intangible assets are initially valued at fair market value using generally accepted valuation methods appropriate for the type of intangible asset. Intangible assets with definite lives are amortized over their estimated useful lives and are reviewed for impairment if indicators of impairment arise. Intangible assets with indefinite lives are tested for impairment annually as of March 31. The fair value of the intangible assets is compared with their carrying value and an impairment loss would be recognized for the amount by which the carrying amount exceeds the fair value. Goodwill is tested for impairment annually as of March 31, and whenever indicators of impairment exist.

The evaluation is a two-step process whereby the fair value of the reporting unit is compared with its carrying amount, including goodwill. In estimating the fair value of a reporting unit, we used level 3 valuation techniques that fall under income or market approaches. Under the discounted cash flow method, an income approach, the business enterprise value is determined by discounting to present value the terminal value which is calculated using debt-free after-tax cash flows for a finite period of years. Key estimates in this approach are internal financial projection estimates prepared by management, business risk, and expected rate of return on capital. The guideline company method, a market approach, develops valuation multiples by comparing our reporting units to similar publicly traded companies. Key estimates and selection of valuation multiples rely on the selection of similar companies, obtaining estimates of forecasted revenue and EBITDA estimates for the similar companies and selection of valuation multiples as they apply to the reporting unit characteristics. Under the similar transactions method, a market approach, actual transaction prices and operating data from companies deemed reasonably similar to the reporting units is used to develop valuation multiples as an indication of how much a knowledgeable investor in the marketplace would be willing to pay for the business units. As the fair value of our reporting units exceeds their carrying value, we did not perform step two to determine the impairment loss. In the event that a reporting unit's carrying value exceeded its fair value, we would determine the implied fair value of the reporting unit used in step one to all the assets and liabilities of that reporting unit (including any recognized or unrecognized intangible assets) as if the reporting unit had been acquired in a business combination. Then the implied fair value of goodwill would be compared to the carrying amount of goodwill to determine if goodwill is impaired. For the fiscal year ended June 30, 2011, we did not record any impairment losses of goodwill or intangibles.

Recent Accounting Pronouncements

Adopted

ASC 810, *Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51,* requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent's equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income. It also amends certain consolidation procedures for consistency with the requirements of ASC 805, *Business Combinations.* The provisions also include expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. We adopted these provisions on July 1, 2009. As a result, our non-controlling interest of $1.0 million as of June 30, 2009, which was previously included in other non-current liabilities, was reclassified to non-controlling interest in total equity. In addition, our non-controlling interest of $1.6 million for the year ended June 30, 2010, which was previously included in (loss)/income from affiliates, was reclassified to net (loss)/income attributable to non-controlling interests in our results of operations.

Not yet adopted

On December 17, 2010, the Financial Accounting Standards Board (FASB) issued ASU 2010-28, *Intangibles—Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts (a consensus of the FASB Emerging Issues Task Force),* which (1) does not prescribe a specific method of calculating the carrying value of a reporting unit in the performance of step 1 of the goodwill impairment test and (2) requires entities with a zero or negative carrying value to assess, considering qualitative factors such as but not limited to those listed in ASC 350-20-35-30 whether it is more likely than not that a goodwill impairment exists. If an entity concludes that it is more likely than not that an impairment of goodwill exists, the entity must perform step 2 of the goodwill impairment test. These provisions are effective for impairment tests performed in our fiscal year 2012. Upon adoption, if any of our reporting units have a zero or negative carrying value, we must assess, on the basis of current facts and circumstances, whether it is more likely than not that an impairment of our goodwill exists. If so, we would perform step 2 of the goodwill impairment test on the day of adoption and record the impairment charge, if any, as a cumulative-effect adjustment through beginning retained earnings. We are currently evaluating the impact, if any, on our financial position or results of operations of adopting this provision.

On June 16, 2011, the FASB issued ASU 2011-05, *Comprehensive Income (Topic 220): Presentation of Comprehensive Income*, which revised the manner in which entities present comprehensive income in their financial statements. The new guidance removes the presentation options in ASC 220, *Comprehensive Income*, and requires entities to report components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. The ASU does not change the items that must be reported in other comprehensive income. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 with early adoption permitted. We are still evaluating the impact of the change in presentation to our consolidated statement of operations and our consolidated statement of changes in stockholders' equity and will adopt the new presentation in our fiscal 2013 filings.

Note 2 — Mergers and Acquisitions

Merger

Watson Wyatt and Towers Perrin merged on January 1, 2010 to form Towers Watson to combine the strengths and a strong set of complementary services of the legacy firms to drive growth and result in a larger global presence and market share gains across all of our business lines.

Consideration Exchanged

As a result of closing of the Merger, all outstanding Towers Perrin and Watson Wyatt common stock, restricted stock units and derivative securities were converted into the right to receive the following forms of consideration:

- 46,911,275 shares of Towers Watson Class A Common Stock (less a number of shares that were withheld for tax purposes in respect of Watson Wyatt deferred stock units and deferred shares), including 4,248,984 shares of Restricted Towers Watson Class A Common Stock:
- 29,483,008 shares of Towers Watson Class B Common Stock, including:
    - 12,798,118 shares of Class B-1 Common Stock (which was subsequently reduced by 2,267,265 shares related to our tender offer in June 2010 and 4,921,001 shares related to our secondary offering in September 2010, further described in Note 13, and all of which remaining shares were converted to shares of Class A Common Stock on January 1, 2011);
    - 5,561,630 shares of Class B-2 Common Stock;
    - 5,561,630 shares of Class B-3 Common Stock; and
    - 5,561,630 shares of Class B-4 Common Stock;
- 8,548,835 shares of Towers Watson Class R Common Stock, which subsequently were redeemed automatically in exchange for the right to receive:
    - $200 million in cash (subject to applicable tax withholding and gross-up adjustments); and
    - Towers Watson Notes in an aggregate principal amount of $200 million.

In addition, on January 1, 2010, Towers Watson issued shares of Class F stock, no par value, pro rata to all holders of Towers Perrin common stock, which shares represent only the contingent right to receive, three years after the Merger, a pro rata portion of a number of shares of Towers Watson Class A common stock equal to the number of shares of Restricted Towers Watson Class A common stock forfeited by former Towers Perrin employees plus a number of shares of Towers Watson Class A common stock with a value equivalent to the amount of dividends attributed to such forfeited shares.

Fair Value of Consideration

The Merger has been accounted for using the acquisition method of accounting as prescribed in Accounting Standards Codification 805, *Business Combinations* (ASC 805). The total consideration of $1.8 billion is comprised of $200 million of cash and $200 million of notes payable to Class R shareholders and of stock consideration for the following: Class A shares for certain foreign shareholders of $9.9 million, Restricted Class B-1, B-2, B-3 and B-4 shares of $1.3 billion and Restricted Class A shares of $43.7 million.

The consideration given in the form of cash and notes payable was measured in the amount of cash paid and notes payable issued. According to ASC 805 the fair value of the securities traded in the market the day before the Merger is consummated is used to determine the fair value of the equity consideration. As accounting predecessor, Watson Wyatt's closing share price on the NYSE on December 31, 2009 of $47.52 was used to determine the fair value of equity consideration. The equity consideration for the Class A shares to certain foreign shareholders of $9.9 million is valued at $47.52 multiplied by 209,013, the number of shares issued. The estimated fair value of the restricted Class B-1-B-4 shares of $1.3 billion was calculated at $47.52 multiplied by 29,483,008, the number of shares issued and applying a discount to approximate the fair value of the one-, two-, three- and four-year period of restriction lapse until the shares are converted into freely tradable Towers Watson Class A common stock. The estimated fair value of the Restricted Class A shares of $43.7 million includes (i) the vested portion of the Towers Perrin restricted stock units, which was earned by employees related to the service condition from grant date in October 2009 until January 1, 2010, the date of the Merger, valued at $47.52 per share and (ii) 10% of the unvested portion of the Towers Perrin restricted stock units, which is the estimate of forfeitures that will result from employees not fulfilling the service condition during the three year vesting post-Merger, which will be proportionately distributed to Class F shareholders, the Towers Perrin shareholders as of the Merger date.

PCIC

As of December 31, 2009, Towers Perrin and Watson Wyatt each owned a 36.4% equity investment in Professional Consultants Insurance Company ("PCIC"). PCIC is a captive insurance company that provides professional liability insurance on a claims-made basis. Watson Wyatt applied the equity method of accounting for its investment in PCIC through December 31, 2009. As of December 31, 2009, Watson Wyatt's investment in PCIC was $13.7 million. Towers Watson's financial statements as of and for the fiscal year ended June 30, 2010, included herein, reflect Watson Wyatt's equity method of accounting for PCIC for the six months ended December 31, 2009, which resulted in recording a loss from affiliates of $0.1 million.

As a result of the Merger, Towers Watson has a majority ownership interest in PCIC and consequently retained a majority of the economic risks and rewards of PCIC. As a result, Towers Watson now consolidates PCIC's financial position and results of operations in its consolidated financial statements beginning January 1, 2010. All intercompany accounts and transactions have been eliminated in consolidation.

Fair value of net assets acquired and intangibles

According to ASC 805, the assets acquired and liabilities of Towers Perrin assumed by Towers Watson were recorded at their respective fair values as of January 1, 2010, the Merger's effective date. The valuation and determination of estimated fair value include significant estimates and assumptions. Management also evaluated the methodology and valuation models to determine the estimated useful lives and amortization method.

Customer relationships

A customer relationship intangible asset was identified separate from goodwill based on determination of the length, strength and contractual nature of the relationship that Towers Perrin shared with its clients. This customer relationship information was analyzed via the application of the multi-period excess earnings method, an income approach. Significant assumptions used in the income approach are revenue growth, retention rate, operating expenses, charge for contributory assets and trade name and the discount rate used to calculate the present value of the cash flows. The customer relationship, valued at $140.8 million, is amortized on an accelerated amortization basis over the estimated useful life of 12 years which correlated to the years of material results included in the income approach model.

Trademarks and trade names

The Towers Perrin trade name was identified as an intangible asset separate from goodwill based on evaluation of the importance of the Towers Perrin trade name to the Towers Perrin business through understanding the brand recognition in the market, importance of the trade name to the customer, and the amount of revenue associated with the trade name. In developing the estimated fair value, the trade name was valued utilizing the relief from royalty method, an income approach. Significant assumptions used in the relief from royalty method were revenue growth, royalty rate, and discount rate used to calculate the present value of cash flows. The Towers Perrin trade name, valued at $275.5 million, has an estimated indefinite-lived asset and is not amortized but tested annually for impairment or if factors exist to indicate impairment.

Developed technology

Developed technology identified separately from goodwill as an intangible asset consists of intellectual property such as proprietary software used internally for revenue producing activities or by clients. Developed technology can provide significant advantages to the owner in terms of product differentiation, cost advantages and other competitive advantages. Three external-use technologies of Towers Perrin: MoSes, eValue and the Global Compensation technology are offered for sale or subscription and have associated revenue streams. In addition, 22 internally developed technology applications were identified as primary applications used in Towers Perrin's business but did not have associated revenue streams. The external-use technologies, for which revenue sources were directly identified, were valued by applying the multi-period excess earnings method, an income approach. The internal-use technologies were valued by applying the cost to replicate method, a cost approach. Significant assumptions used in the multi-period excess earnings method were revenue growth, decay rate, cost of revenue, operating expenses, charge for use of contributory assets and trade name and discount rate used to calculate the present value of the cash flows. The external-use technology, valued at $58.2 million, is amortized on an accelerated basis over a weighted-average useful life of 3.6 years. Significant assumptions used in the cost to replicate method were cost to replace including the number and skill level of man hours and cost per hour based on fully burdened salary of staff; profit margin if the work were performed by a third party; and obsolescence factor. The internal-use technology, valued at $67.2 million, is amortized on a straight-line basis over the weighted-average estimated useful life of 4.2 years.

Favorable and unfavorable lease contracts

Assets and liabilities for favorable and unfavorable lease contracts were identified separately from goodwill related to Towers Perrin's real estate lease agreements. The assets and liabilities were valued by comparing cash obligations for lease agreements to the estimated market rent at the time of the transactions. The resulting favorable or unfavorable positions are recorded gross as assets or liabilities on the balance sheet. Significant assumptions used in the valuation were market rent, annual escalation percentages based on current inflation rates and a discount rate used to calculate the present value of the cash flows. Both the assets for favorable lease agreements, valued at $11.1 million, and the liabilities for unfavorable lease agreements, valued at $28.6 million, are amortized on a straight-line basis over the life of the respective lease to occupancy costs. The weighted-average estimated useful life for the leases on the acquisition date was 7.3 years.

Measurement period

As of December 31, 2010, the accounting for the Merger was complete. During the six months ended December 31, 2010, we identified the following adjustments to the initial fair value of the opening balance sheet of Towers Perrin to (1) increase non-current deferred tax asset by $10.5 million, (2) decrease to non-current assets by $0.9 million, (3) decrease fixed assets by $0.5 million, (4) increase accounts payable, (5) accrued liabilities and (6) deferred income by $0.2 million, resulting in a decrease to goodwill of $8.9 million. Our June 30, 2010 comparative balance sheet has been retrospectively adjusted to reflect these adjustments.

The table below sets forth the Merger consideration transferred to Towers Perrin shareholders and the tangible and intangible net assets received in the Merger:

	January 1, 2010 (In thousands, except share and per share data)		
Calculation of Consideration Transferred			
Cash paid			$ 200,000
Notes payable issued to Towers Perrin shareholders			200,000
Towers Perrin shares converted to Towers Watson shares	42,489,840		
Less Class R shares	(8,548,835)		
Less 10% of consideration in RSUs	(4,248,984)		
Shares of Towers Watson stock issued		29,692,021	
Closing price of Watson Wyatt stock, December 31, 2009		$ 47.52	
Average discount for restricted stock		7%	
Aggregate fair value of the Towers Watson common stock issued			1,313,650
Fair value of RSUs assumed in the Merger			43,729
Total consideration transferred			$1,757,379
Current assets		$ 1,002,567	
Other non-current assets		219,755	
Identifiable intangible assets		552,785	
Deferred tax asset, net		149,381	
Current liabilities		(672,033)	
Other long-term liabilities		(760,708)	
Goodwill		1,265,632	
Total tangible and intangible net assets			$1,757,379

The following unaudited pro forma combined statement of operations have been provided to present illustrative combined unaudited statement of operations for the fiscal year ended June 30, 2010 and 2009, giving effect to the business combination as if it had been completed on July 1, 2009. The pro forma combined statement of operations for the fiscal year ended June 30, 2010 combines Watson Wyatt's historical unaudited consolidated statement of operations for the six months ended December 31, 2009 with Towers Perrin's historical unaudited consolidated statement of operations for the six months ended December 31, 2009 and Towers Watson unaudited consolidated statement of operations for the six months ended June 30, 2010. Included in the pro forma results and in the historical results of operations of Towers Watson is approximately $750 million of revenue and $20 million of earnings of the legacy firm Towers Perrin for the six months ended June 30, 2010. The unaudited pro forma consolidated statements of operation are presented for illustrative purposes only and are not indicative of the results of operations that might have occurred had the business combination actually taken place as of the date specified, or that may be expected to occur in the future. The unaudited pro forma combined statement of operations are as follows:

	Year Ended June 30,	
	2010	2009
	(in thousands)	
Revenue	$3,180,916	$3,251,323
Costs of providing services:		
Salaries and employee benefits	2,146,211	2,236,462
Professional and subcontracted services	243,752	293,292
Occupancy	146,695	144,392
General and administrative expenses	268,808	352,109
Depreciation and amortization	131,599	136,514
	2,937,065	3,162,769
Income from operations	243,851	88,554
Loss from affiliates	(1,085)	294
Interest income	4,731	8,567
Interest expense	(11,991)	(12,160)
Other non-operating income	16,585	19,810
Income before income taxes	252,091	105,065
Provision for income taxes	67,918	64,157
Net income before non-controlling interests	184,173	40,908
Net loss attributable to non-controlling interests	(2,146)	4,515
Net income attributable to controlling interests	$ 186,319	$ 36,393

Acquisitions

During the second and third quarters of fiscal 2011, we completed two acquisitions. These acquisitions individually or combined were insignificant for pro forma and other disclosures required by ASC 805. The following summary is provided to give our investors better understanding of our recent strategic acquisitions.

On December 31, 2010, Towers Watson purchased Aliquant, a privately-held, full-service health and welfare benefits administration outsourcing firm for $67.7 million. The Aliquant business complements our Technology and Administration Solutions practice in our Benefits segment. The preliminary estimate of consideration transferred and allocation of the fair value to tangible and intangible assets received and liabilities assumed was recorded in the third quarter of fiscal 2011, which included fixed assets, customer related intangibles, developed technology and non-compete agreements at their estimated acquisition date fair values. Our estimate of fair value was developed using income approach valuation models such as the multi-period excess earnings method for the customer related intangibles of $13.9 million and the relief from royalty method for the developed technology intangible of $4.0 million. Significant assumptions used in the valuation are: revenue growth rate, retention rate, expense and contributory asset charges, royalty rate and discount rate. As of June 30, 2011, we recorded $49.5 million of goodwill related to the acquisition of Aliquant.

On January 31, 2011, Towers Watson purchased EMB, a large specialist property/casualty consulting and software company. The EMB business complements our Risk Consulting and Software line of business in our Risk and Financial Services segment. We paid $69.8 million cash and issued common stock valued at $11.4 million consisting of 113,858 shares of Class B-3 and 113,858 shares of Class B-4 common stock, which convert to Towers Watson Class A common stock on January 1, 2013 and 2014, respectively. The Asian put model was used to calculate the discounts on the restrictions of the underlying stock. We have included an estimated earn-out payment of $16.9 million in consideration. The purchase agreement calls for deferred cash payments totaling $27.9 million which are recorded as compensation expense over the period earned by the former partners subject to continued employment. During the third and fourth quarters of fiscal 2011, we recorded the tangible assets received and liabilities assumed and the preliminary fair value of deferred revenue and intangibles: $13.5 million of customer related intangibles, $12.1 million of developed technology, $1.6 million of in-process technology and less than $1 million of favorable or unfavorable lease agreements and tradename intangible. We estimated that a discount of $9.6 million was required to record the fair value of the deferred maintenance revenue acquired based on the cost of maintenance plus a modest profit over the remaining contract period. We also recorded $5.4 million of related deferred income tax amounts. As a result of our preliminary assessment we determined that total consideration transferred was $101.9 million and preliminary goodwill was $50.3 million.

Note 3 — Fixed Income Securities

We hold available-for-sale fixed income securities comprised of U.S. treasury securities and obligations of the U.S. government, government agencies and authorities; corporate bonds; and obligations of states, municipalities and political subdivisions. The fixed income securities are classified either as short-term investments or non-current assets (within other assets on the consolidated balance sheet) depending on the date of their maturity. Additional information on fixed income security balances is provided in the following table as of June 30, 2011 and 2010:

	June 30, 2011			June 30, 2010		
	Amortized Cost	Unrealized Gains	Estimated Fair Value	Amortized Cost	Unrealized Gains	Estimated Fair Value
Short-term investments: due in one year or less	$ 43,227	$ 430	$ 43,657	$ 50,585	$ 424	$ 51,009
Non-current assets: due in one through five years	49,625	769	50,394	60,142	1,956	62,098

Proceeds from sales and maturities of investments for fixed income securities during the fiscal year ended June 30, 2011 were $72.7 million, resulting in a gain of $0.3 million. Proceeds from sales of investments for fixed income securities during the fiscal year ended June 30, 2010 were $16.2 million, resulting in a loss of $0.01 million. There were no investments that have been in a continuous loss position for more than one year, and there have been no other-than-temporary impairments recognized.

Note 4 — Fixed Assets

Furniture, fixtures, equipment and leasehold improvements are recorded at cost and presented net of depreciation or amortization. Furniture, fixtures and equipment are depreciated straight-line over lives ranging from three to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease terms or the asset lives.

The components of fixed assets are as follows:

	June 30,	
	2011	2010
Furniture, fixtures and equipment	$ 195,891	$ 172,899
Computer software	276,384	239,153
Leasehold improvements	165,847	157,554
	638,122	569,606
Less: accumulated depreciation and amortization	(385,779)	(342,298)
Fixed assets, net	$ 252,343	$ 227,308

Total unamortized computer software costs were $116.1 million and $108.4 million as of June 30, 2011 and 2010, respectively. Total amortization expense for computer software was $34.6 million, $33.9 million and $31.0 million for fiscal years 2011, 2010 and 2009, respectively. Total depreciation expense was $44.0 million, $35.8 million and $28.6 million for fiscal years 2011, 2010 and 2009, respectively.

Note 5 — Goodwill and Intangible Assets

The components of goodwill and intangible assets are outlined below for the fiscal years ended June 30, 2011 and 2010:

	Benefits	Risk and Financial Services	Talent and Rewards	All Other	Total
Balance as of June 30, 2009	$ 394,954	$115,942	$ 30,644	$ 1,214	$ 542,754
Goodwill acquired and contingent payments	820,151	365,767	79,735	—	1,265,653
Translation adjustment	(63,424)	(22,336)	(5,352)	—	(91,112)
Balance as of June 30, 2010	1,151,681	459,373	105,027	1,214	1,717,295
Goodwill acquired	49,769	49,150	2,191	—	101,110
Translation adjustment	86,909	30,241	8,019	—	125,169
Balance as of June 30, 2011	$1,288,359	$538,764	$115,237	$ 1,214	$1,943,574

The $49.8 of goodwill acquired in Benefits primarily relates to the acquisition of Aliquant which was completed on December 31, 2010 and amounted to $49.5 in goodwill.

The $49.2 of goodwill acquired in Risk and Financial Services is primarily due to the addition $50.3 in goodwill related to the acquisition of EMB, which was completed on January 31, 2011. The addition was partially offset by the write-off of $1.1 of goodwill, which resulted from the sale of e-Value (financial modeling software).

The following table reflects changes in the net carrying amount of the components of intangible assets for the fiscal years ended June 30, 2011 and 2010:

	Trademark & trade name	Customer related intangible	Core/ developed technology	Non-compete agreements	Favorable lease agreements	Total
Balance as of June 30, 2009	$ 100,511	$ 78,843	$ 6,757	$ 122	$ —	$186,233
Intangible assets acquired	275,500	140,800	125,400	—	11,085	552,785
Amortization	—	(18,087)	(13,170)	(120)	(1,495)	(32,872)
Translation adjustment	(9,218)	(12,750)	(261)	(2)	(428)	(22,659)
Balance as of June 30, 2010	366,793	188,806	118,726	—	9,162	683,487
Intangible assets acquired	—	27,396	17,806	250	—	45,452
Intangible assets written-off	—	—	—	—	(1,376)	(1,376)
Amortization	—	(29,081)	(22,603)	(250)	(2,622)	(54,556)
Translation adjustment	6,769	15,034	(162)	—	274	21,915
Balance as of June 30, 2011	$ 373,562	$202,155	$113,767	$ —	$ 5,438	$694,922

For the fiscal years ended June 30, 2011 and 2010, we recorded $52.0 million and $31.3 million of amortization related to our intangible assets, respectively. This amount excluded amortization of favorable lease agreements which is recorded as an increase to rent expense.

In conjunction with the Merger and ASC 805, we estimated the fair value of acquired leases and recorded an intangible unfavorable lease liability. As of June 30, 2011 and 2010 this liability was $21.3 million and $26.0 million, respectively. The change for the fiscal year ended June 30, 2011 was comprised of a reduction to rent expense of $4.4 million and translation of $0.3 million.

Components of the change in the gross carrying amount of trademark and trade name, customer related intangibles, core/developed technology and favorable and unfavorable lease agreements reflect foreign currency translation adjustments between June 30, 2010 and 2011 as well as the addition of the intangible assets identified from the acquisition of Aliquant and EMB. Additionally, certain intangible assets associated with favorable lease agreements were written off during the year as a result of the combining of office space associated with the Merger. Certain of the intangible assets and liabilities are denominated in the currencies of our subsidiaries outside the United States, and are translated into our reporting currency, the U.S. dollar, based on exchange rates at the balance sheet date.

The following table reflects the carrying value of intangible assets and liabilities as of June 30, 2011 and 2010:

	Fiscal Year 2011		Fiscal Year 2010	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Intangible assets:				
Trademark and trade name	$373,964	$ 402	$367,195	$ 402
Customer related intangibles	280,547	78,392	237,072	48,266
Core/developed technology	166,110	52,343	148,664	29,938
Non-compete agreements	1,525	1,525	1,275	1,275
Favorable lease agreements	6,808	1,370	10,657	1,495
Total intangible assets	$828,954	$ 134,032	$764,863	$ 81,376

Certain trademark and trade-name intangibles have indefinite useful lives and are not amortized. The weighted average remaining life of amortizable intangible assets and liabilities at June 30, 2011 was 8.1 years.

The following table reflects:

1) future estimated amortization expense for amortizable intangible assets consisting of:
   - customer related intangibles
   - core/developed technology
   - non-compete agreements
2) the rent offset resulting from the amortization of the net lease intangible assets and liabilities for future fiscal years as follows:

Fiscal year ending June 30,	Amortization	Rent Offset
2012	$ 56,843	$ (3,045)
2013	52,525	(2,731)
2014	45,276	(2,407)
2015	37,714	(2,083)
2016	32,760	(1,566)
Thereafter	90,804	(4,064)
Total	$ 315,922	$ (15,896)

Note 6 — Fair Value Measurements

We have categorized our financial instruments into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets and liabilities (Level 1) and lowest priority to unobservable inputs (Level 3). In some cases, the inputs used to measure fair value might fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Financial assets and liabilities recorded in the accompanying consolidated balance sheets are categorized based on the inputs in the valuation techniques as follows:

Level 1 — Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market.

Level 2 — Financial assets and liabilities whose values are based on the following:

a) Quoted prices for similar assets or liabilities in active markets;

b) Quoted prices for identical or similar assets or liabilities in non-active markets;

c) Pricing models whose inputs are observable for substantially the full term of the asset or liability; and

d) Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full asset or liability.

Level 3 — Financial assets and liabilities whose values are based on prices, or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The following presents our assets and liabilities measured at fair value on a recurring basis as of June 30, 2011 and 2010:

	Fair Value Measurements on a Recurring Basis at June 30, 2011			
	Level 1	Level 2	Level 3	Total
Assets:				
Available-for-sale securities:				
U.S. treasury securities and obligations of the U.S. government, government agencies and authorities (a)	$ 2,043	$ 31,304	$ —	$ 33,347
Corporate bonds (a)	—	46,085	—	46,085
Obligations of states, municipalities and political subdivisions (a)	—	14,620	—	14,620
Equity securities (b)	1,383	—	—	1,383
Mutual funds (c)	7,138	—	—	7,138
Derivatives:				
Foreign exchange forwards (d)	—	2,665	—	2,665
Liabilities:				
Derivatives:				
Foreign exchange forwards (d)	$ —	$ 137	$ —	$ 137

	Fair Value Measurements on a Recurring Basis at June 30, 2010			
	Level 1	Level 2	Level 3	Total
Assets:				
Available-for-sale securities:				
U.S. treasury securities and obligations of the U.S. government, government agencies and authorities (a)	$ 6,183	$ 15,957	$ —	$ 22,140
Corporate bonds (a)	—	72,076	—	72,076
Obligations of states, municipalities and political subdivisions (a)	—	18,878	—	18,878
Equity securities (b)	1,056	—	—	1,056
Mutual funds (c)	5,235	—	—	5,235
Derivatives:				
Foreign exchange forwards (d)	—	731	—	731
Foreign exchange options (d)	—	37	—	37
Liabilities:				
Derivatives:				
Foreign exchange forwards (d)	$ —	$ 4,100	$ —	$ 4,100
Foreign exchange options (d)	—	177	—	177

(a) These assets are included in short-term investments or other assets on the consolidated balance sheet. See Note 3 for the classification of all fixed income securities as current or non-current.

(b) These assets are included in short-term investments or other assets on the consolidated balance sheet.

(c) These assets are included in other assets on the consolidated balance sheet.

(d) These derivative investments are included in other current assets or accounts payable, accrued liabilities and deferred income on the consolidated balance sheet. See Note 7 for further information on our derivative investments.

We recorded a gain of $0.6 million and a loss of $0.1 million, respectively, for the fiscal years ended June 30, 2011 and 2010, in general and administrative expenses in the consolidated statements of operations related to the changes in the fair value of our financial instruments for foreign exchange forward contracts and foreign exchange options accounted for as foreign currency hedges, which were still held at June 30, 2011 and 2010, respectively. There was no material gain or loss recorded in the consolidated statements of operations for available-for-sale securities still held at June 30, 2011 or 2010.

To determine the fair value of our derivative investments, we receive a quoted value from the counterparty for each contract. The quoted price we receive is a Level 2 valuation based on observable quotes in the marketplace for the underlying currency. We use these underlying values to estimate amounts that would be paid or received to terminate the contracts at the reporting date based on current market prices for the underlying currency.

The U.S. Treasury securities, equity securities and mutual funds are valued using quoted market prices as of the end of the trading day. Corporate bonds and certain obligations of government agencies or states, municipalities and political subdivisions are valued based on yields currently available on comparable securities of issuers with similar credit ratings. We monitor the value of the investments for other-than-temporary impairment on a quarterly basis.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. There were no transfers between Levels 1, 2 or 3 during the year ended June 30, 2011.

Note 7 — Derivative Financial Instruments

We are exposed to market risk from changes in foreign currency exchange rates. To manage this exposure, we enter into various derivative transactions. These instruments have the effect of reducing our exposure to unfavorable changes in foreign currency rates. We do not enter into derivative transactions for trading purposes.

Derivative transactions are governed by our established set of policies and procedures covering areas such as authorization, counterparty exposure and hedging practices. We also evaluate new and existing transactions and agreements to determine if they require derivative accounting treatment. Positions are monitored using fair market value and sensitivity analyses.

Certain derivatives also give rise to credit risks from the possible non-performance by counterparties. The credit risk is generally limited to the fair value of those contracts that are favorable to us. We have established strict counterparty credit guidelines and enter into transactions only with financial institutions with securities of investment grade or better. We monitor counterparty exposures and review any downgrade in credit rating. To mitigate pre-settlement risk, minimum credit standards become more stringent as the duration of the derivative financial instrument increases. To minimize the concentration of credit risk, we enter into derivative transactions with a portfolio of financial institutions. Based on these factors, we consider the risk of counterparty default to be minimal.

Accounting Policy for Derivatives

All derivative instruments are recognized in the accompanying consolidated balance sheets at fair value. Derivative instruments with a positive fair value are reported in other current assets and derivative instruments with a negative fair value are reported in other current liabilities in the accompanying consolidated balance sheet. Changes in the fair value of derivative instruments are recognized immediately in general and administrative expenses, unless the derivative is designated as a hedge and qualifies for hedge accounting.

There are three hedging relationships where a derivative (hedging instrument) may qualify for hedge accounting: (1) a hedge of the change in fair value of a recognized asset or liability or firm commitment (fair value hedge), (2) a hedge of the variability in cash flows from forecasted transactions (cash flow hedge), and (3) a hedge of the variability caused by changes in foreign currency exchange rates (foreign currency hedge). Under hedge accounting, recognition of derivative gains and losses can be matched in the same period with that of the hedged exposure and thereby minimize earnings volatility. If the derivative does not qualify for hedge accounting, we consider the transaction to be an "economic hedge" and changes in the fair value of the derivative asset or liability are recognized immediately in general and administrative expenses. At June 30, 2011, we had entered into foreign currency cash flow hedges and economic hedges.

In order for a derivative to qualify for hedge accounting, the derivative must be formally designated as a fair value, cash flow, or a foreign currency hedge by documenting the relationship between the derivative and the hedged item. Additionally, the hedge relationship must be expected to be highly effective at offsetting changes in either the fair value or cash flows of the hedged item at both inception of the hedge and on an ongoing basis. We assess the ongoing effectiveness of our hedges and measures and records hedge ineffectiveness, if any, at the end of each quarter.

For a cash flow hedge, the effective portion of the change in fair value of a hedging instrument is recognized in other comprehensive income, as a component of shareholders' investment, and subsequently reclassified to general and administrative expenses. The ineffective portion of a cash flow hedge is recognized immediately in general and administrative expenses.

We discontinue hedge accounting prospectively when (1) the derivative expires or is sold, terminated, or exercised, (2) we determine that the hedging transaction is no longer highly effective, (3) a hedged forecasted transaction is no longer probable of occurring in the time period described in the hedge documentation, (4) the hedged item matures or is sold, or (5) management elects to discontinue hedge accounting voluntarily.

When hedge accounting is discontinued because the derivative no longer qualifies as a cash flow hedge we continue to carry the derivative in the accompanying consolidated balance sheet at its fair value, recognize subsequent changes in the fair value of the derivative in current-period general and administrative expenses, and continue to defer the derivative gain or loss in other comprehensive income or loss until the hedged forecasted transaction affects expenses. If the hedged forecasted transaction is not likely to occur in the time period described in the hedge documentation or within a two month period of time thereafter, the deferred derivative gain or loss is reclassified immediately to general and administrative expenses.

Our reinsurance intermediary subsidiary in the United Kingdom receives revenues in currencies (primarily in U.S. dollars) that differ from its functional currency. As a result, the foreign subsidiary's functional currency revenue will fluctuate as the currency exchange rates change. To reduce this variability, we use foreign exchange forward contracts and over-the-counter options to hedge the foreign exchange risk of the forecasted collections. We have designated these derivatives as cash flow hedges of forecasted foreign currency denominated collections. We also use derivative financial contracts, principally foreign exchange forward contracts, to hedge non-functional currency obligations. Primarily, these exposures arise from intercompany lending between entities with different functional currencies. At June 30, 2011, the longest outstanding maturity was 17 months. As of June 30, 2011, a net $1.9 million pretax gain has been deferred in other comprehensive income. A pretax gain of $1.4 million is expected to be recognized in general and administrative expenses during the next twelve months when the hedged revenue is recognized. During the fiscal years ended June 30, 2011 and 2010, we recognized no material gains or losses due to hedge ineffectiveness.

As of June 30, 2011 and 2010, we had cash flow hedges with a notional value of $69.3 million and $87.7 million, respectively, to hedge revenue cash flows. We determine the fair value of our foreign currency derivatives based on quoted prices received from the counterparty for each contract, which we evaluate using pricing models whose inputs are observable. The net fair value of all derivatives held as of June 30, 2011 and 2010 was an asset/(liability) of $2.5 million and ($3.5) million, respectively. See Note 6, *Fair Value Measurements*, for further information regarding the determination of fair value.

The fair value of our derivative instruments held as of June 30, 2011 and 2010 and their location in the consolidated balance sheet are as follows:

	Asset derivatives			Liability derivatives		
	Balance sheet location	Fair value June 30,		Balance sheet location	Fair value June 30,	
		2011	2010		2011	2010
Derivatives designated as hedging instruments:						
Foreign exchange forwards	Other current assets	$ 2,073	$ 731	Accounts payable, accrued liabilities and deferred income	$ (114)	$ (4,100)
Foreign exchange options	Other current assets	—	37	Accounts payable, accrued liabilities and deferred income	—	(94)
Total derivatives designated as hedging instruments		2,073	768		(114)	(4,194)
Derivatives not designated as hedging instruments:						
Foreign exchange forwards	Other current assets	$ 592	$ —	Accounts payable, accrued liabilities and deferred income	$ (23)	$ —
Foreign exchange options	Other current assets	—	—	Accounts payable, accrued liabilities and deferred income	—	(83)
Total derivatives not designated as hedging instruments		592	—		(23)	(83)
Total derivative assets (liabilities)		$ 2,665	$ 768		$ (137)	$ (4,277)

The effect of derivative instruments that are designated as hedging instruments on the consolidated statement of operations and the consolidated statement of changes in stockholders' equity for the fiscal years ended June 30, 2011 and 2010 are as follows (there were no such instruments held during the fiscal year ended June 30, 2009):

Derivatives designated as hedging instruments for the fiscal years ended June 30, 2011 and 2010:	Gain (loss) recognized in OCI (effective portion)		Location of loss reclassified from OCI into income (effective portion)	Loss reclassified from OCI into income (effective portion)		Location of gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)	Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)	
	2011	2010		2011	2010		2011	2010
Foreign exchange forwards	$4,323	$(3,335)	General and administrative expenses	$ (683)	$ (266)	General and administrative expenses	$ 125	$ (65)
Foreign exchange options	—	(207)	General and administrative expenses	(207)	—	General and administrative expenses	—	(32)
Total	$4,323	$(3,542)		$ (890)	$ (266)		$ 125	$ (97)

As of June 30, 2011 and 2010, we had $22.5 million and $1.5 million, respectively, of notional value of derivatives held as economic hedges primarily to hedge intercompany loans denominated in currencies other than the functional currency. The effect of derivatives that have not been designated as hedging instruments on the consolidated statement of operations for the fiscal years ended June 30, 2011 and 2010 is as follows (there were no such instruments held during the fiscal year ended June 30, 2009):

Derivatives not designated as hedging instruments:	Location of gain (loss) recognized in income	Gain (loss) recognized in income Fiscal year ended June 30, 2011	Gain (loss) recognized in income Fiscal year ended June 30, 2010
Foreign exchange forwards	General and administrative expenses	$ 2,976	$ 1,869
Foreign exchange options	General and administrative expenses	—	(350)
Total		$ 2,976	$ 1,519

Note 8 — Accounts Payable and Accrued Liabilities, Including Discretionary Compensation

Accounts payable and accrued liabilities consist of:

	June 30, 2011	June 30, 2010
Accounts payable and accrued liabilities	$199,456	$138,821
Accrued payroll and bonuses	348,143	150,761
Deferred revenue	136,211	119,726
Total accounts payable, accrued liabilities and deferred income	$683,810	$409,308

Note 9 — Leases

We lease office space under operating lease agreements with terms generally averaging ten years. Our real estate lease agreements contain rent increases, rent holidays, leasehold incentives or rent concessions. All costs incurred for rent expense are recorded on a straight-line basis (inclusive of any lease incentives and rent holidays) over the life of the lease within occupancy expenses in the statement of operations, with an offset to deferred rent liabilities recorded in the consolidated balance sheet. Rental expense was $146.9 million, $107.3 million and $78.4 million for fiscal years 2011, 2010 and 2009, respectively, inclusive of operating expenses related to such space. We have entered into sublease agreements for some of our excess leased space. Sublease income was $2.7 million, $1.3 million and $1.0 million for fiscal years 2011, 2010 and 2009, respectively.

Future minimum lease payments for the operating lease commitments which have not been reduced by cumulative anticipated cash inflows for sublease income of $5.6 million are:

Fiscal year ending June 30,	Amortization
2012	$ 105,107
2013	94,624
2014	85,611
2015	72,730
2016	59,640
Thereafter	183,513
Total	$ 601,225

We evaluate office capacity on an ongoing basis to meet changing needs in our markets with a goal of minimizing our occupancy expense.

Note 10 — Retirement Benefits

Defined Benefit Plans

Towers Watson sponsors both qualified and non-qualified defined benefit pension plans and other post-retirement benefit plan or "OPEB" plans in North America and Europe. As of June 30, 2011, these funded and unfunded plans represented 98 percent of total Towers Watson's pension obligations and as a result are disclosed herein. Towers Watson also sponsors funded and unfunded defined benefit pension plans in certain other countries as well, representing the remaining 2 percent of the liability.

Under the legacy Watson Wyatt plans in North America, benefits are based on the number of years of service and the associate's compensation during the five highest paid consecutive years of service. The non-qualified plan, included only in North America, provides for pension benefits that would be covered under the qualified plan but are limited by the Internal Revenue Code. The non-qualified plan has no assets and therefore is an unfunded arrangement. Watson Wyatt made changes in 2008 to the plan in the U.K. related to years of service used in calculating benefits for associates. Benefits earned prior to January 2008 are based on the number of years of service and the associate's compensation during the three years before leaving the plan and benefits earned after January 2008 are based on the number of years of service and the associate's average compensation during the associate's term of service since that date. The plan liabilities in Germany were a result of Watson Wyatt's acquisition of Heissmann GmbH in 2007. A significant percentage of the liabilities represent the grandfathered pension benefit for employees hired prior to a July 1991 plan amendment. The pension plan for those hired after July 1991 is a defined contribution type arrangement. In the Netherlands, the pension benefit is a percentage of service and average salary over the working life of the employee, where salary includes allowances and bonuses up to a set maximum salary and is offset by the current social security benefit. The benefit asset and liability are reflected on the balance sheet. The measurement date for each of the plans is June 30.

The legacy Towers Perrin pension plans in the U.S. accrue benefits under a cash-balance formula for associates hired or rehired after 2002 and for all associates for service after 2007. For associates hired prior to 2003 and active as of January 2003, benefits prior to 2008 are based on a combination of a cash balance formula, for the period after 2002, and a final average pay formula based on years of plan service and the highest five consecutive years of plan compensation prior to 2008. Under the cash balance formula, benefits are based on a percentage of each year of the employee's plan compensation. The Canadian Retirement Plan provides a choice of a defined benefit approach or a defined contribution approach. The non-qualified plans in North America provide for pension benefits that would be covered under the qualified plan in the respective country but are limited by statutory maximums. The non-qualified plans have no assets and therefore are unfunded arrangements. The U.K. Plan provides predominantly lump sum benefits. Benefit accruals under the U.K. plan ceased on March 31, 2008. The plans in Germany mostly provide benefits under a cash balance benefit formula. Benefits under the Netherlands plan accrue on a final pay basis on earnings up to a maximum amount each year. The benefit assets and liabilities are reflected on the balance sheet. The measurement date for each of the plans had historically been December 31 but has been changed to June 30 as a result of the Merger.

The compensation committee of our board of directors approved an amendment to the terms of the existing U.S. qualified and non-qualified defined benefit pension plans, postretirement benefit plans and defined contribution plans which was communicated in September 2010. Effective December 31, 2010, the existing U.S. qualified and non-qualified pension plans were frozen to new participants, and benefit accruals will be frozen under the current benefit formulas effective December 31, 2011. New pension benefits will accrue beginning on January 1, 2012 under a new stable value pension design for qualified and non-qualified pension plans maintained for U.S. associates, including U.S. named executive officers. Retiree medical benefits provided under our U.S. postretirement benefit plans were frozen to new hires effective January 1, 2011. Life insurance benefits under the same plans will be frozen with respect to service, eligibility and amounts as of January 1, 2012 for active associates. As a result of these changes to the U.S. pension and post-retirement benefit plans, there were remeasurements of the legacy Watson Wyatt U.S. plans and the legacy Towers Perrin post-retirement benefit plan as of September 30, 2010. The legacy Towers Perrin pension plan was not required to be remeasured due to the plan design.

The disclosures for the European plans are shown separately because the amounts are material relative to North American plans and the assumptions used in the European plans are significantly different than those used in the North American plans.

The determination of Towers Watson's obligations and annual expense under the plans is based on a number of assumptions that, given the longevity of the plans, are long-term in focus. A change in one or a combination of these assumptions could have a material impact on Towers Watson's pension benefit obligation and related expense. For this reason, management employs a long-term view so that assumptions do not change frequently in response to short-term volatility in the economy. Any difference between actual and assumed results is amortized into Towers Watson's pension expense over the average remaining service period of participating associates. Towers Watson considers several factors prior to the start of each fiscal year when determining the appropriate annual assumptions, including economic forecasts, relevant benchmarks, historical trends, portfolio composition and peer comparisons.

Funding is based on actuarially determined contributions and is limited to amounts that are currently deductible for tax purposes. Since funding calculations are based on different measurements than those used for accounting purposes, pension contributions are not equal to net periodic pension cost. We accrue the excess of net periodic pension cost over such contributions and direct benefit payments under non-qualified plan provisions.

The following table sets forth our projected pension contributions for fiscal year 2012, as well as the pension contributions to our various plans in fiscal years 2011 and 2010:

	2012 (Projected)	2011 (Actual)	2010 (Actual)
U.S	$ —	$30,000	$30,000
Canada	15,202	6,346	4,388
Europe	17,986	19,216	21,020

The fair value of plan assets is based on the market value of securities that are in the pension portfolio, which vary by country. To the extent the expected return on the pension portfolio varies from the actual return, there is an unrecognized gain or loss.

Assumptions Used in the Valuations of the Defined Benefit Pension Plans

The following assumptions were used in the valuations of Towers Watson's defined benefit pension plans. The assumptions presented for the North American plans represent the weighted-average of rates for all U.S. and Canadian plans. The assumptions presented for Towers Watson's European plans represent the weighted-average of rates for the U.K., Germany and Netherlands plans. In relation to the acquisition of Towers Perrin on January 1, 2010, the legacy plans of Towers Perrin have been included in the assumptions as of and for the years ended June 30, 2010 and 2011. The assumptions as of and for the year ended June 30, 2009 represent only the legacy Watson Wyatt plans.

The assumptions used to determine net periodic benefit cost for the fiscals years ended June 30, 2011, 2010 and 2009 were as follows:

	Year Ended June 30,					
	2011		2010		2009	
	North America	Europe	North America	Europe	North America	Europe
Discount rate	5.80%	5.25%	6.43%	6.03%	6.91%	6.47%
Expected long-term rate of return on assets	8.16%	6.79%	8.11%	6.48%	8.61%	6.53%
Rate of increase in compensation levels	3.88%	3.88%	3.93%	5.09%	4.08%	5.36%

The following table presents the assumptions used in the valuation to determine the projected benefit obligation for the fiscal years ended June 30, 2011 and 2010:

	June 30, 2011		June 30, 2010	
	North America	Europe	North America	Europe
Discount rate	5.79%	5.62%	5.86%	5.25%
Rate of increase in compensation levels	3.82%	3.93%	3.88%	3.88%

For the 2011 fiscal year, the discount rate used to determine net periodic benefit cost was initially based on the rates in the table shown above for the determination of the projected benefit obligation as of June 30, 2010, which included a 5.86% rate for North America. As a result of plan changes adopted during the first quarter of fiscal year 2011, the legacy Watson Wyatt U.S. Pension Plans were remeasured as of September 30, 2010. Upon remeasurement the discount rate assumption was changed for these plans and the net periodic benefit cost for the 2011 fiscal year was calculated using a weighted average discount rate of 5.79% for North America.

Components of Net Periodic Benefit Cost for Defined Benefit Pension Plans

The following tables set forth the components of net periodic benefit cost for our defined benefit pension plans for North America and Europe for the fiscal years ended June 30, 2011, 2010 and 2009:

	Year ended June 30,					
	2011		2010		2009	
	North America	Europe	North America	Europe	North America	Europe
Service cost	$ 58,050	$ 12,218	$ 38,068	$ 9,844	$ 24,771	$ 7,538
Interest cost	139,840	39,000	95,845	30,631	48,504	22,759
Expected return on plan assets	(158,708)	(40,420)	(93,257)	(27,078)	(50,725)	(20,945)
Amortization of net loss/(gain)	23,997	5,574	15,275	2,615	8,649	(328)
Amortization of prior service (credit)/cost	(6,632)	41	(1,623)	41	(2,279)	42
Settlement/(curtailment) and other adjustments	5,038	(2,279)	2,293	924	—	120
Net periodic benefit cost	$ 61,585	$ 14,134	$ 56,601	$ 16,977	$ 28,920	$ 9,186

Changes in plan assets and benefit obligations were recognized during fiscal 2011 and 2010 and have been included as changes to other comprehensive income for the Company's defined benefit pension plans as follows:

	2011		2010	
	North America	Europe	North America	Europe
Current year actuarial (gain)/loss	$(172,078)	$(107,560)	$220,113	$37,501
Amortization of actuarial loss	(23,997)	(5,574)	(15,275)	(2,615)
Current year prior service credit	(73,926)	—	—	—
Amortization of prior service credit/(cost)	6,632	(41)	1,623	(41)
(Settlement)/curtailment	(4,170)	2,323	(2,293)	(64)
Other	5,378	4,058	1,320	(4,638)
Total recognized in other comprehensive income	$(262,161)	$(106,794)	$205,488	$30,143

The actuarial gains were primarily the result of favorable asset performance globally, together with liability gains resulting from the use of higher discount rates in Germany and the UK. The prior service credits resulted from changes to the U.S. plan provisions which will become effective on January 1, 2012.

The estimated amounts that will be amortized from other comprehensive income into net periodic benefit cost during fiscal 2012 for the Company's defined benefit pension plans are shown below:

	2012	
	North America	Europe
Actuarial loss/(gain)	$ 20,094	$ (2,445)
Prior service (credit)/cost	(8,336)	42
Total	$ 11,758	$ (2,403)

The following table provides a reconciliation of the changes in the qualified plans projected benefit obligations and fair value of assets for the years ended June 30, 2011 and 2010, and a statement of funded status as of June 30, 2011 and 2010:

	2011		2010	
	North America	Europe	North America	Europe
Change in Benefit Obligation				
Benefit obligation at beginning of year	$1,974,882	$617,365	$ 593,725	$355,701
Service cost	46,955	8,239	30,420	7,656
Interest cost	112,391	34,236	77,536	27,501
Actuarial losses/(gains)	32,756	(68,732)	195,603	61,309
Benefit payments	(83,171)	(15,332)	(65,263)	(19,760)
Participant contributions	—	1,740	—	—
Acquisition/business combination/divestiture	—	—	1,139,366	239,603
Plan amendments and other	(55,930)	44	—	2,513
Curtailments	—	(4,889)	—	—
Foreign currency adjustment	24,120	49,693	3,495	(57,158)
Benefit obligation at end of year	$2,052,003	$622,364	$1,974,882	$617,365
Change in Plan Assets				
Fair value of plan assets, beginning of year	$1,832,004	$562,542	$ 517,322	$315,769
Actual return on plan assets	369,875	64,026	103,850	55,514
Company contributions	36,346	19,216	34,388	21,020
Benefit payments	(83,171)	(15,332)	(65,263)	(19,760)
Participant contributions	—	1,740	—	1,820
Acquisition/business combination/divestiture	—	—	1,239,101	241,953
Other	—	(116)	—	(166)
Foreign currency adjustment	19,825	47,083	2,606	(53,609)
Fair value of plan assets, end of year	$2,174,879	$679,159	$1,832,004	$562,541
Funded status at end of year	$ 122,876	$ 56,795	$ (142,878)	$ (54,824)
Accumulated Benefit Obligation	$2,013,171	$602,193	$1,897,011	$601,461

	2011		2010	
	North America	Europe	North America	Europe
Amounts recognized in Consolidated Balance Sheets consist of:				
Noncurrent assets	$179,546	$ 56,795	$ 45,949	$ 2,568
Noncurrent liabilities	(56,670)	—	(188,827)	(57,392)
Net amount recognized	$122,876	$ 56,795	$(142,878)	$(54,824)
Amounts recognized in Accumulated Other Comprehensive Income consist of:				
Net actuarial loss/(gain)	$136,080	$(30,437)	$ 329,076	$ 65,553
Net prior service (credit)/cost	(61,210)	573	(9,628)	572
Accumulated Other Comprehensive Income	$ 74,870	$(29,864)	$ 319,448	$ 66,125

The following table presents the projected benefit obligation and fair value of plan assets for our qualified plans that have a projected benefit obligation in excess of plan assets as of June 30, 2011 and 2010:

	2011		2010	
	North America	Europe	North America	Europe
Projected benefit obligation at end of year	$972,481	$ —	$932,277	$594,687
Fair value of plan assets, end of year	$915,811	$ —	$743,450	$537,296

As of June 30, 2011, our European plan assets exceeded our plans' projected benefit obligation.

The following table presents the projected benefit obligation, accumulated benefit obligation and fair value of plan assets for our qualified plans that have an accumulated benefit obligation in excess of plan assets as of June 30, 2011 and 2010:

	2011		2010	
	North America	Europe	North America	Europe
Projected benefit obligation at end of year	$277,907	$ —	$932,277	$575,196
Accumulated benefit obligation at end of year	$243,221	$ —	$854,406	$564,959
Fair value of plan assets at end of year	$223,457	$ —	$743,450	$519,880

As of June 30, 2011 our European plan assets, exceeded our plans' projected benefit obligation as well as the accumulated benefit obligation.

The following table provides a reconciliation of the changes in the North American and European non-qualified plans projected benefit obligations for the years ended June 30, 2011 and 2010, and a statement of funded status as of June 30, 2011 and 2010. The non-qualified plans reflect only the U.S., Canadian and German plans and are unfunded.

	June 30,	
	2011	2010
Change in Benefit Obligation		
Benefit obligation at beginning of year	$ 627,474	$ 126,922
Service cost	15,075	9,836
Interest cost	32,213	21,439
Actuarial (gains)/losses	(4,117)	39,032
Benefit payments	(78,242)	(37,003)
Acquisition/business combination/divestiture	—	480,337
Plan amendments and other	(17,127)	698
Foreign currency adjustment	26,328	(13,787)
Benefit obligation at end of year	$ 601,604	$ 627,474
Change in Plan Assets		
Fair value of plan assets, beginning of year	$ —	$ —
Actual return on plan assets	—	—
Company contributions	78,242	37,003
Benefit payments	(78,242)	(37,003)
Participant contributions	—	—
Foreign currency adjustment	—	—
Funded status at end of year	$(601,604)	$(627,474)
Amounts recognized in Consolidated Balance Sheets consist of:		
Noncurrent assets	$ —	$ —
Current liabilities	(91,499)	(81,743)
Noncurrent liabilities	(510,105)	(545,731)
Net amount recognized	$(601,604)	$(627,474)
Amounts recognized in Accumulated Other Comprehensive Income consist of:		
Net actuarial loss	$ 26,826	$ 39,517
Net prior service credit	(16,600)	(903)
Accumulated Other Comprehensive Income	$ 10,226	$ 38,614
Information for plans with obligations in excess of plan assets:		
Projected Benefit Obligation	$ 601,604	$ 627,474
Accumulated Benefit Obligation	590,644	606,529
Fair value of plan assets	—	—

Our investment strategy is designed to generate returns that will reduce the interest rate risk inherent in each of the plans' liabilities and enable each of the plans to meet its future obligations. The precise amount for which these obligations will be settled depends on future events, including the life expectancy of the plan's members and salary inflation. The obligations are estimated using actuarial assumptions, based on the current economic environment.

Each pension plan seeks to achieve total returns both sufficient to meet expected future obligations as well as returns greater than its policy benchmark reflecting the target weights of the asset classes used in its targeted strategic asset allocation. Each plan's targeted strategic allocation to each asset class is determined through a plan-specific Asset-Liability Modeling study. These comprehensive studies provide an evaluation of the projected status of asset and liability measures for each plan under a range of both positive and negative environments. The studies include a number of different asset mixes, spanning a range of diversification and potential equity exposures.

In evaluating the strategic asset allocation choices, an emphasis is placed on the long-term characteristics of each individual asset class, and the benefits of diversification among multiple asset classes. Consideration is also given to the proper long-term level of risk for each plan, particularly with respect to the long-term nature of each plan's liabilities, the impact of asset allocation on investment results, and the corresponding impact on the volatility and magnitude of plan contributions and expense and the impact certain actuarial techniques may have on the plan's recognition of investment experience.

For the legacy Watson Wyatt funded plans, the targeted equity allocation as of June 30, 2011 is 55% in the U.S. plan, 65% in the Canadian plan, 30% in the Netherlands plan, and 46% in the U.K. plan.

For the legacy Towers Perrin funded plans, the targeted equity allocation as of June 30, 2011 is 60% in the U.S. plan, 50% in the Canadian plan and 60% in the U.K. plan. The duration of the fixed income assets is plan specific and each has been targeted to minimize fluctuations in plan funded status as a result of changes in interest rates. The Netherlands plan is invested in an insurance contract. Consequently, the asset allocation of the plan is managed by the insurer.

The U.S. and Canadian plans of legacy Towers Perrin employ a smoothed value of assets in calculating pension expense. This smoothed value recognizes the impact of deviations from the assumed rate of return on the non-fixed income portion of the portfolio over a five-year period. However, the smoothed value of the non-fixed income portion of plan assets must be within a corridor between 80% and 120% of the fair value. Fixed income investments are valued at market.

The investments of the legacy Watson Wyatt plans are valued at fair market value.

We monitor investment performance and portfolio characteristics on a quarterly basis to ensure that managers are meeting expectations with respect to their investment approach. With the exception of securities issued by the U.S. Government and its agencies, no single issue is to comprise more than 5% of the portfolio's value although index fund managers are exempt from the security weighting constraints. There are also various restrictions and controls placed on managers including prohibition from investing in our stock.

The expected return on assets assumption is developed in conjunction with advisors and using our asset model that reflects a combination of rigorous historical analysis and the forward-looking views of the financial markets as revealed through the yield on long-term bonds, the price-earnings ratios of the major stock market indices and long-term inflation. Amounts are tested for reasonableness against their historical averages. The fair value of our North American and European plan assets by asset category at June 30, 2011 and 2010 are as follows (see Note 6 for a description of the fair value levels):

	Fair Value Measurements on a Recurring Basis at June 30, 2011						
	Level 1		Level 2		Level 3		Total
	North America	Europe	North America	Europe	North America	Europe	
Asset category:							
Cash	$ 5,837	$ 15,179	$ —	$ —	$ —	$ —	$ 21,016
Cash equivalents	—	—	40,053	—	—	—	40,053
Equity securities:							
U.S. large cap companies	30,479	—	—	—	—	—	30,479
U.S. mid cap companies	73,887	—	—	—	—	—	73,887
U.S. small cap companies	86,199	—	—	—	—	—	86,199
International equities	213,275	14,452	—	—	—	—	227,727
Fixed income:							
U.S. treasuries	46,660	—	152,986	—	—	—	199,646
Corporate bonds	—	—	428,156	112,930	—	—	541,086
Other fixed income	72,002	121,247	50,183(a)	26,263(a)	—	—	269,695
Pooled funds	—	—	434,208(b)	353,161(b)	—	—	787,369
Mutual funds	—	—	488,495	—	—	—	488,495
Limited partnerships	—	—	—	—	50,066	18,085	68,151
Derivatives	—	—	30,377(d)	—	—	—	30,377
Insurance contracts	—	—	—	—	—	17,841	17,841
Total assets	$528,339	$150,878	$1,624,458	$492,354	$50,066	$35,926	$2,882,021
Liability category:							
Derivatives	$ —	$ —	$ 32,542(d)	$ —	$ —	$ —	$ 32,542
Net assets	$528,339	$150,878	$1,591,916	$492,354	$50,066	$35,926	$2,849,479

	Fair Value Measurements on a Recurring Basis at June 30, 2010						
	Level 1		Level 2		Level 3		Total
	North America	Europe	North America	Europe	North America	Europe	
Asset category:							
Cash	$ 1,921	$ 15,375	$ —	$ —	$ —	$ —	$ 17,296
Cash equivalents	—	—	32,915	—	—	—	32,915
Equity securities:							
U.S. large cap companies	21,507	—	—	—	—	—	21,507
U.S. mid cap companies	63,353	—	—	—	—	—	63,353
U.S. small cap companies	83,393	—	24	—	—	—	83,417
International equities	152,369	17,008	—	—	—	—	169,377
Fixed income:							
U.S. treasuries	71,090	—	—	—	—	—	71,090
Corporate bonds	—	—	503,942	99,405	—	—	603,347
Other fixed income	64,485	97,935	85,581(a)	18,011(a)	—	—	266,012
Pooled funds	—	—	432,490(b)	291,206(b)	—	—	723,696
Multi-strategy funds	—	—	146,054(c)	—	—	—	146,054
Mutual funds	—	—	129,174	—	—	—	129,174
Limited partnerships	—	—	—	—	37,643	9,200	46,843
Derivatives	—	—	4,059(d)	—	—	—	4,059
Insurance contracts	—	—	—	—	—	14,406	14,406
Net assets	$458,118	$130,318	$1,334,239	$408,622	$37,643	$23,606	$2,392,546

(a) This category includes municipal and foreign bonds.

(b) This category includes pooled funds of both equity and fixed income securities. Fair value is based on the calculated net asset value of shares held by the plan as reported by the sponsor of the funds.

(c) The fund seeks to exceed the total return of the S&P 500 Index by investing under normal circumstances in S&P 500 Index derivatives, backed by a portfolio of fixed income instruments. Fair value is based on the calculated net asset value of shares held by the plan as reported by the sponsor of the funds.

(d) We use various derivatives such as interest rate swaps, futures and options to match the duration of the corporate bond portfolio with the duration of the plan liability.

Following is a description of the valuation methodologies used for investments at fair value:

Cash equivalents: Valued at the net asset value of shares held by the Company at year end as reported by the sponsor of the funds.

U.S. treasury securities: Valued at the closing price reported in the active market in which the individual security is traded.

Fixed Income: Certain corporate bonds are valued at the closing price reported in the active market in which the bond is traded. Other corporate bonds are valued based on yields currently available on comparable securities of issuers with similar credit ratings.

Pooled Funds, Multi-strategy Funds and Mutual Funds: Valued at the net asset value of shares held by the Company at year end as reported by the sponsor of the funds.

Derivative investments: Valued at the closing level of the relevant index or security and interest accrual through the valuation date.

Limited Partnerships: Valued at the net asset value of units held by the Company at year-end, as determined by multiplying the number of units by the current unit value, which is based on the fair value of the underlying assets held in the trust.

Insurance contracts: The fair values are determined using model-based techniques that include option-pricing models, discounted cash flow models, and similar techniques.

The following table reconciles the net plan investments to the total fair value of the plan assets:

	June 30,	
	2011	**2010**
Net assets held in investments	$2,849,479	$2,392,546
Dividend and interest receivable	4,559	11,195
Other liabilities	—	(9,196)
Fair value of plan assets	$2,854,038	$2,394,545

The following table sets forth a summary of changes in the fair value of the plan's Level 3 assets for the years ended June 30, 2011 and 2010:

	Limited Partnerships	**Insurance Contracts**	**Total**
Beginning balance at June 30, 2009	$ 64,902	$ 934	$ 65,836
Increase due to acquisition	—	15,857	15,857
Net actual return on plan assets relating to assets still held at the reporting date	7,223	178	7,401
Net purchases, sales and settlements	(25,099)	(227)	(25,326)
Change in foreign currency exchange rates	(183)	(2,336)	(2,519)
Ending balance at June 30, 2010	$ 46,843	$ 14,406	$ 61,249
Net actual return on plan assets relating to assets still held at the reporting date	6,817	55	6,872
Net purchases, sales and settlements	13,624	719	14,343
Change in foreign currency exchange rates	867	2,661	3,528
Ending balance at June 30, 2011	$ 68,151	$ 17,841	$ 85,992

Benefit payments for our defined benefit pension plans, which reflect expected future service, as appropriate, are expected to be paid as follows:

	Benefit Payments		
Fiscal Year	North America	Europe	Total
2012	$ 190,507	$ 48,216	$ 238,723
2013	195,981	15,274	211,255
2014	177,386	24,946	202,332
2015	165,501	19,212	184,713
2016	166,389	25,066	191,455
Years 2017 - 2021	935,358	150,483	1,085,841
	$1,831,122	$283,197	$2,114,319

Defined Contribution Plan

Under the legacy Watson Wyatt plan, we sponsor a savings plan that provides benefits to substantially all U.S. associates. We match associate contributions at a rate of 50% of the first 6% up to $60,000 of associates' eligible compensation. We made matching contributions of $3.8 million, $3.4 million and $3.9 million to the plan in fiscal years 2011, 2010 and 2009, respectively. We will also make an annual profit sharing contribution to the plan in an amount that is dependent upon our financial performance during the fiscal year. The performance contributions were $3.4 million, $4.2 million and $3.9 million in fiscal years 2011, 2010 and 2009, respectively.

The legacy Watson Wyatt U.K. pension plan has a money purchase feature to which we make core contributions plus additional contributions matching those of the participating associates up to a maximum rate. Contribution rates are dependent upon the age of the participant and on whether or not they arise from salary sacrifice arrangements through which an individual has taken a reduction in salary and we have paid an equivalent amount as pension contributions. Core contributions amount to 2-6% of pensionable salary with additional matching contributions of a further 2-6%. Company contributions to the plan amounted to $10.0 million, $6.7 million and $6.5 million in fiscal years 2011, 2010 and 2009, respectively.

The legacy Towers Perrin plans consist of sponsoring savings plans in 21 countries that provide benefits to substantially all associates within those countries. Certain of these plans provide for a Company match to associate contributions at various rates. In the United States, we provide a matching contribution of 100% of the first 5% of associate contributions. Company contributions to the plan amounted to $18.0 million and $9.4 million in fiscal years 2011 and 2010, respectively. We make contributions of 10% of pay to the legacy Towers Perrin U.K. plan. Company contributions to the U.K. plan amounted to $6.5 million and $3.3 million in fiscal years 2011 and 2010, respectively.

Effective January 1, 2011, all eligible employees hired beginning on that date participate in a new savings plan design which provides for 100% match on the first 2% of pay and 50% match on the next 4% of pay, and vesting at 100% upon two years of service for employer contributions. All other associates continue participating in their respective legacy plans until January 1, 2012, at which time the legacy plans will be frozen to new contributions and the associates will begin participation in the new savings plan design.

Health Care Benefits

In the legacy Watson Wyatt and Towers Perrin U.S. plans, we sponsor a contributory health care plan that provides hospitalization, medical and dental benefits to substantially all U.S. associates. We accrue a liability for estimated incurred but unreported claims based on projected use of the plan as well as prior plan history. The liability totaled $6.8 million and $4.9 million at June 30, 2011 and 2010, respectively. This liability is included in accounts payable and accrued liabilities in the consolidated balance sheets.

Postretirement Benefits

Under both the legacy Watson Wyatt and legacy Towers Perrin plans, we provide certain health care and life insurance benefits for retired associates. The principal plans cover associates in the U.S. and Canada who have met certain eligibility requirements. Our principal post-retirement benefit plans are primarily unfunded. We accrue a liability for these benefits. Retiree medical benefits provided under our U.S. postretirement benefit plans were frozen to new hires effective January 1, 2011. Life insurance benefits under the same plans will be frozen with respect to service, eligibility and amounts as of January 1, 2012 for active associates.

Assumptions used in the valuation for the U.S. plan, which comprises the majority of the principal postretirement plans, included the following as of the end of the last two fiscal years:

	June 30,	
	2011	2010
Health care cost trend, accumulated benefit obligation (decreasing to 5.00% for 2016 and thereafter)	7.61%	8.03%
Discount rate, accumulated benefit obligation postretirement benefit	5.65%	5.91%
Rate of compensation increase	4.06%	3.29%

Actuarial gains and losses associated with changing any of the assumptions are accumulated as part of the unrecognized net gain balance which is amortized and included in the net periodic postretirement costs over the average remaining service period of participating associates, which is approximately 9 years.

A one percentage point change in the assumed health care cost trend rates would have the following effect:

	1% Increase	1% Decrease
Effect on net periodic postretirement benefit cost in fiscal year 2011	$ 967	$ (595)
Effect on accumulated postretirement benefit obligation as of June 30, 2011	3,839	(3,202)

Net periodic postretirement benefit cost consists of the following components reflected as expense in our consolidated statements of operations:

	Year Ended June 30,		
	2011	2010	2009
Service cost	$ 4,211	$ 3,313	$ 1,157
Interest cost	11,706	8,387	2,495
Expected return on assets	(132)	(66)	—
Amortization of net unrecognized losses/(gains)	1,674	(1,151)	(1,135)
Amortization of prior service credit	(6,842)	(571)	(661)
Curtailment	(2,209)	—	—
Net periodic postretirement benefit cost	$ 8,408	$ 9,912	$ 1,856

Changes in plan assets and benefit obligations were recognized during fiscal 2011 and 2010 and have been included as changes to other comprehensive income for the Company's other postretirement benefit plans as follows:

	2011	2010
Current year actuarial loss	$ 12,771	$ 16,782
Amortization of actuarial (loss)/gain	(1,674)	1,151
Current year prior service credit	(63,745)	—
Amortization of prior service credit	6,842	571
Curtailment	2,209	—
Other	(53)	(156)
Total recognized in other comprehensive income	$(43,650)	$ 18,348

The estimated amounts that will be amortized from other comprehensive income into net periodic benefit cost during fiscal 2012 for the Company's other postretirement benefit plans are shown below:

	2012
Actuarial loss	$ 2,334
Prior service credit	(8,765)
Total	$ (6,431)

The following table provides a reconciliation of the changes in the accumulated postretirement benefit obligation and fair value of assets for the years ended June 30, 2011 and 2010 and a statement of funded status as of June 30, 2011 and 2010:

	June 30, 2011	June 30, 2010
Change in Benefit Obligation		
Benefit obligation, beginning of year	$ 245,540	$ 38,944
Service cost	4,211	3,313
Interest cost	11,706	8,387
Participant contributions	2,795	2,161
Actuarial losses	12,645	16,714
Benefit payments	(14,397)	(8,556)
Acquisition/business combination/divestiture	—	183,112
Medicare Part D	809	708
Plan amendments and other	(63,745)	—
Foreign currency adjustment	2,365	757
Benefit obligation, end of year	$ 201,929	$ 245,540
Change in Plan Assets		
Fair value of plan assets, beginning of year	$ 6,575	$ —
Company contributions	11,602	6,395
Participant contributions	2,795	2,161
Benefit payments	(14,397)	(8,556)
Actual return on plan assets	5	(2)
Acquisition/business combination/divestiture	—	6,577
Fair value of plan assets, end of year	$ 6,580	$ 6,575
Funded status at end of year	$(195,349)	$(238,965)
Amounts recognized in Consolidated Balance Sheets consist of:		
Noncurrent assets	$ —	$ —
Current liabilities	(5,245)	(4,438)
Noncurrent liabilities	(190,104)	(234,527)
Net amount recognized	$(195,349)	$(238,965)
Amounts recognized in Accumulated Other Comprehensive Income consist of:		
Net actuarial loss	$ 12,397	$ 1,116
Net prior service credit	(57,899)	(2,969)
Accumulated Other Comprehensive Income	$ (45,502)	$ (1,853)

The following benefit and retiree drug subsidy payments for our postretirement plan, which reflect expected future service, as appropriate, are expected to be paid:

Fiscal Year	Benefit payments	Retiree drug subsidy
2012	$ 17,151	$ 599
2013	18,429	692
2014	19,056	433
2015	20,151	124
2016	21,378	119
Years 2017-2021	123,470	495
	$219,635	$ 2,462

Note 11 — Debt, Commitments and Contingent Liabilities

The debt, commitments and contingencies described below are currently in effect and would require Towers Watson, or domestic subsidiaries, including Towers Watson Delaware (legacy Watson Wyatt) and Towers Watson Pennsylvania (legacy Towers Perrin), to make payments to third parties under certain circumstances. In addition to commitments and contingencies specifically described below, Towers Watson and its historical predecessor companies, Watson Wyatt and Towers Perrin, have historically provided guarantees on an infrequent basis to third parties in the ordinary course of business.

Subordinated Notes due January 2011

On December 30, 2009, in connection with the Merger and the Class R Elections as described in Note 2, Towers Watson entered into an indenture with the trustee for the issuance of Towers Watson Notes due January 2011 in the aggregate principal amount of $200 million. The Towers Watson Notes due January 2011 were issued on January 6, 2010, bearing interest from January 4, 2010 at a fixed per-annum rate of 2.0%, and matured on January 1, 2011. The indenture contained limited operating covenants, and obligations under the Towers Watson Notes due January 2011 were subordinated to and junior in right of payment to the prior payment in full in cash of all Senior Debt (as defined in the indenture) on the terms set forth in the Indenture. On January 3, 2011 (the first business day following the note maturity date), Towers Watson repaid both principal and interest on the Notes which was funded in part by a $75 million borrowing under our Senior Credit Facility.

Subordinated Notes due March 2012

On June 15, 2010, in connection with an offer to exchange shares of Class B-1 Common Stock for unsecured subordinated notes, Towers Watson entered into an indenture with the trustee for the issuance of Towers Watson Notes due March 2012 in the aggregate principal amount of $97.3 million. The Towers Watson Notes due March 2012 were issued on June 29, 2010, bearing interest from June 15, 2010 at a fixed per-annum rate, compounded quarterly on the "interest reset dates," equal to the greater of (i) 2.0%, or (ii) 120.0% of the short-term applicable federal rate listed under the quarterly column, in effect at the applicable "interest reset date." The Towers Watson Notes due March 2012 will mature on March 15, 2012 and are included in the notes payable balance on our consolidated balance sheet as of June 30, 2011. Obligations under the Towers Watson Notes due March 2012 are subordinated to and junior in right of payment to the prior payment in full in cash of all Senior Debt (as defined in the indenture).

Towers Watson Senior Credit Facility

On January 1, 2010, in connection with the Merger, Towers Watson and certain subsidiaries entered into a three-year, $500 million revolving credit facility with a syndicate of banks (the "Senior Credit Facility"), which expires on December 31, 2012. Borrowings under the Senior Credit Facility bear interest at a spread to either Libor or the Prime Rate. We are charged a quarterly commitment fee, currently 0.5% of the Senior Credit Facility, which varies with our financial leverage and is paid on the unused portion of the Senior Credit Facility. Obligations under the Senior Credit Facility are guaranteed by Towers Watson and all of its domestic subsidiaries (other than PCIC) and are secured by a pledge of 65% of the voting stock and 100% of the non-voting stock of Towers Perrin Luxembourg Holdings S.A.R.L.

The Senior Credit Facility contains customary representations and warranties and affirmative and negative covenants. The Senior Credit Facility requires Towers Watson to maintain certain financial covenants that include a minimum Consolidated Interest Coverage Ratio and a maximum Consolidated Leverage Ratio (which terms in each case are defined in the Senior Credit Facility). In addition, the Senior Credit Facility contains restrictions on the ability of Towers Watson to, among other things, incur additional indebtedness; pay dividends; make distributions; create liens on assets; make investments, loans or advances; make acquisitions; dispose of property; engage in sale-leaseback transactions; engage in mergers or consolidations, liquidations and dissolutions; engage in certain transactions with affiliates; and make changes in lines of businesses. As of June 30, 2011, we were in compliance with our covenants.

As of June 30, 2011 and 2010, Towers Watson had no borrowings outstanding under the Senior Credit Facility.

Letters of Credit under the Senior Credit Facility

As of June 30, 2011, Towers Watson had standby letters of credit totaling $24.9 million associated with our captive insurance companies in the event that we fail to meet our financial obligations. Additionally, Towers Watson had $1.9 million of standby letters of credit covering various other existing or potential business obligations. The aforementioned letters of credit are issued under the Senior Credit Facility, and therefore reduce the amount that can be borrowed under the Senior Credit Facility by the outstanding amount of these standby letters of credit.

Additional Borrowings, Letters of Credit and Guarantees not part of the Senior Credit Facility

Towers Watson Consultoria Ltda. (Brazil) has a bilateral credit facility with a major bank totaling Brazilian Real (BRL) 6.5 million (U.S. $4.2 million). As of June 30, 2011, a total of BRL $5.3 million (U.S. $3.4 million) was outstanding under this facility.

Towers Watson has also provided a $5.0 million Australian dollar-denominated letter of credit (U.S. $5.4 million) to an Australian governmental agency as required by the local regulations. The estimated fair market value of these letters of credit is immaterial because they have never been used, and we believe that the likelihood of future usage is remote.

Towers Watson also has $6.5 million of letters of guarantee from major banks in support of office leases and performance under existing or prospective contracts.

Indemnification Agreements

Towers Watson has various agreements that provide that it may be obligated to indemnify the other party with respect to certain matters. Generally, these indemnification clauses are included in contracts arising in the normal course of business and in connection with the purchase and sale of certain businesses. Although it is not possible to predict the maximum potential amount of future payments under these indemnification agreements due to the conditional nature of Towers Watson's obligations and the unique facts of each particular agreement, Towers Watson does not believe that any potential liability that might arise from such indemnity provisions is probable or material. There are no provisions for recourse to third parties, nor are any assets held by any third parties that any guarantor can liquidate to recover amounts paid under such indemnities.

Legal Proceedings

From time to time, Towers Watson and its subsidiaries, including Watson Wyatt and Towers Perrin, are parties to various lawsuits, arbitrations or mediations that arise in the ordinary course of business. The matters reported on below are the most significant pending or potential claims against Towers Watson and its subsidiaries. We also receive subpoenas in the ordinary course and, from time-to-time, receive requests for information in connection with government investigations.

Towers Watson carries substantial professional liability insurance which, effective July 1, 2010, has been provided by Stone Mountain Insurance Company ("SMIC"), a wholly-owned captive insurance company. For the current policy period, SMIC provides us with $50 million of professional liability insurance coverage per claim and in the aggregate, including the cost of defending such claims, above a $1 million per claim self-insured retention. SMIC secured $25 million of reinsurance coverage from unaffiliated reinsurance companies in excess of the $25 million SMIC retained layer.

This structure effectively results in self-insurance for the first $25 million of loss per occurrence or in the aggregate for Towers Watson above the $1 million per claim self-insured retention. As a wholly-owned captive insurance company, SMIC is consolidated into our financial statements. Excess insurance attaching above the SMIC coverage is provided by various unaffiliated commercial insurance companies.

For the policy period beginning July 1, 2011 and ending July 1, 2012, our professional liability insurance includes a self-insured retention of $1 million per claim. For this policy period, Towers Watson also retains $10 million in the aggregate above the $1 million self-insured retention per claim. SMIC provides us with $40 million of coverage per claim and in the aggregate, above the retentions. SMIC secured $25 million of reinsurance from unaffiliated reinsurance companies in excess of the $15 million SMIC retained layer. Excess insurance attaching above the SMIC coverage is provided by various unaffiliated commercial insurance companies.

Before the Merger, Watson Wyatt and Towers Perrin each obtained substantial professional liability insurance from an affiliated captive insurance company, Professional Consultants Insurance Company ("PCIC"). A limit of $50 million per claim and in the aggregate was provided by PCIC subject to a $1 million per claim self insured retention and coverage was structured substantially similarly to the coverage currently provided by SMIC. PCIC secured reinsurance of $25 million attaching above the $25 million PCIC retained layer. from unaffiliated reinsurance companies. Post-Merger, Towers Watson has a 72.86% ownership interest in PCIC and, as a result, PCIC's results are consolidated in Towers Watson's operating results. The PCIC insurance policies will continue to cover professional liability claims above a $1 million per claim self-insured retention for claims reported during the periods these policies were in effect, effectively resulting in self-insurance for the first $25 million of aggregate loss for each of Watson Wyatt and Towers Perrin above the $1 million per claim self-insured retention. As a result of consolidating PCIC's results of operations in our consolidated financial statements, the impact of PCIC's reserve development may result in fluctuations in Towers Watson's earnings.

We reserve for contingent liabilities based on ASC 450, *Contingencies,* when it is determined that a liability, inclusive of defense costs, is probable and reasonably estimable. The contingent liabilities recorded are primarily developed actuarially. Litigation is subject to many factors which are difficult to predict so there can be no assurance that in the event of a material unfavorable result in one or more claims, we will not incur material costs.

ExxonMobil Superannuation Plan (Australia)

In March 2007, the Trustees of the ExxonMobil (Australia) Superannuation Plan commenced a legal proceeding in the Supreme Court of Victoria against Towers Perrin and the plan sponsors, Esso (Australia) and ExxonMobil (Australia), commenced a similar legal proceeding against Towers Perrin in April 2007 (collectively the "2007 actions"). On May 15, 2009, as the time was expiring to add any additional contributing parties, Towers Perrin filed third-party claims against Watson Wyatt, the successor actuary and Plan administrator. The professional advisors other than Towers Perrin who were named as defendants in the 2007 actions then commenced a separate legal proceeding against Watson Wyatt seeking indemnification and contribution (the "contribution action").

The complaints in the 2007 actions alleged that while performing administrative and actuarial services for the Superannuation Plan during the period from mid-1990 to 1995, Towers Perrin failed to detect drafting errors made by previous plan advisors including attorneys, when these advisors prepared certain amendments to the Superannuation Plan Deed. These amendments were adopted before Towers Perrin commenced its engagement. Watson Wyatt succeeded Towers Perrin as the plan administrator and plan actuary in 1996 and continues to serve in those capacities. The previous plan advisors also were named as defendants in the 2007 actions.

Plaintiffs alleged that the faulty drafting resulted in the grant of additional, but unintended and unauthorized benefits, to certain Superannuation Plan participants. Plaintiffs further alleged that because Towers Perrin failed to detect the drafting error, benefits were not properly administered and the plan was not properly funded. Towers Perrin administered and valued the plan benefits consistent with what the plan sponsors contend was intended. Watson Wyatt continued to administer and value the benefits in the same manner when it succeeded Towers Perrin in 1996. The estimate of the value of the allegedly unintended benefits at the time all proceedings were settled was AU$510 million.

The Trustee and plan sponsors were engaged since 2001 in a separate legal proceeding (the "rectification action") which sought an interpretation of the relevant portions of the plan Deed and, if necessary, modification to conform those portions to reflect the manner in which the benefits were intended to be, and were, administered during both the Towers Perrin and Watson Wyatt engagements. The parties to the rectification action (which did not include Towers Perrin and Watson Wyatt) reached an agreement to settle that matter by agreeing to provide a compromise benefit to plan participants, the net present value of which was approximately AU$143.3 million as of October 2009. This settlement was approved by the Court. Subsequently, Towers Perrin and Watson Wyatt concluded a settlement of all claims between and among all parties in all proceedings and on May 2, 2011, the Court entered orders dismissing all claims against all parties in the 2007 actions, thereby concluding fully and finally all legal proceedings. There was no exposure to loss in excess of amounts previously accrued, including the accrual for legal fees.

Former Towers Perrin shareholder litigation

A putative class action lawsuit filed by certain former shareholders of Towers Perrin (the "*Dugan Action*") previously was reported in Amendment No. 3 to the Registration Statement on Form S-4/A (File No. 333-161705) filed on November 9, 2009 by the Jupiter Saturn Holding Company (the "Registration Statement"). As reported in the Registration Statement, the complaint was filed on November 5, 2009 against Towers Perrin, members of its board of directors, and certain members of senior management in the United States District Court for the Eastern District of Pennsylvania.

Plaintiffs in this action are former members of Towers Perrin's senior management, who left Towers Perrin at various times between 1995 and 2000. The *Dugan* plaintiffs seek to represent a class of former Towers Perrin shareholders who separated from service on or after January 1, 1971, and who also meet certain other specified criteria. The complaint does not contain a quantification of the damages sought.

On December 9, 2009, Watson Wyatt was informed by Towers Perrin of a settlement demand from the plaintiffs in the *Dugan Action*. Although the complaint in the *Dugan Action* does not contain a quantification of the damages sought, plaintiffs' settlement demand, which was orally communicated to Towers Perrin on December 8, 2009 and in writing on December 9, 2009, sought a payment of $800 million to settle the action on behalf of the proposed class. Plaintiffs requested that Towers Perrin communicate the settlement demand to Watson Wyatt.

On December 17, 2009, four other former Towers Perrin shareholders, all of whom voluntarily left Towers Perrin in May or June 2005 and all of whom are excluded from the proposed class in the *Dugan Action,* commenced a separate legal proceeding (the *"Allen Action"*) in the United States District Court for the Eastern District of Pennsylvania alleging the same claims in substantially the same form as those alleged in the *Dugan Action.* We anticipate a fifth plaintiff will be added to this action. These plaintiffs are proceeding in their individual capacities and do not seek to represent a proposed class.

On January 15, 2010, another former Towers Perrin shareholder who separated from service with Towers Perrin in March 2005 when Towers Perrin and EDS launched a joint venture that led to the creation of a corporate entity known as ExcellerateHRO ("eHRO"), commenced a separate legal proceeding (the *"Pao Action"*) in the United States District Court of the Eastern District of Pennsylvania also alleging the same claims in substantially the same form as those alleged in the *Dugan Action.* Towers Perrin contributed its Towers Perrin Administrative Solutions ("TPAS") business to eHRO and formerly was a minority shareholder (15%) of eHRO. *Pao* seeks to represent a class of former Towers Perrin shareholders who separated from service in connection with Towers Perrin's contribution to eHRO of its TPAS business and who are excluded from the proposed class in the *Dugan Action.* Towers Watson is also named as a defendant in the *Pao Action.*

Pursuant to the Towers Perrin Bylaws in effect at the time of their separations, the Towers Perrin shares held by each of these plaintiffs were redeemed by Towers Perrin at book value at the time these individuals separated from employment. The complaints allege variously that there either was a promise that Towers Perrin would remain privately owned in perpetuity (*Dugan Action*) or that in the event of a change to public ownership plaintiffs would receive compensation (*Allen* and *Pao Actions*). Plaintiffs allege that by agreeing to sell their shares back to Towers Perrin at book value upon retirement, they and other members of the putative classes relied upon these alleged promises, which they claim were breached as a result of the consummation of the Merger between Watson Wyatt and Towers Perrin. The complaints assert claims for breach of contract, breach of express trust, breach of fiduciary duty, promissory estoppel, quasi-contract/unjust enrichment, and constructive trust, and seek equitable relief including an accounting, disgorgement, rescission and/or restitution, and the imposition of a constructive trust. On January 20, 2010, the court consolidated the three actions for all purposes.

On February 22, 2010, defendants filed a motion to dismiss the complaints in their entireties. By order dated September 30, 2010, the court granted the motion to dismiss plaintiffs' claim for a constructive trust and denied the motion with respect to all other claims alleged. Pursuant to the court's September 30 order, defendants also filed answers to plaintiffs' complaints on October 22, 2010. The parties are currently engaged in fact discovery. At this stage of the proceedings, the Company has concluded that, because the parties remain in the relatively early stages of discovery, a loss is neither probable nor estimable, and that the Company is unable to estimate a reasonably possible loss or range of loss.

Towers Watson continues to believe the claims in these lawsuits are without merit and intends to continue to defend against them vigorously. However, the cost of defending against the claims could be substantial and the outcome of these legal proceedings is inherently uncertain and could be unfavorable to Towers Watson.

Acument Global Technologies, Inc.

In a letter to the Company dated January 26, 2011, Acument Global Technologies, Inc. ("Acument") and the Acument Global Technologies, Inc. Pension Plan (the "Plan") claim that Towers Watson breached its fiduciary duties under the Employee Retirement Income Security Act of 1974 ("ERISA") in connection with advice provided to Acument relating to investment of certain assets of the Plan in the Westridge Capital Management Enhancements Funds (the "Westridge Funds"). Acument and the Plan demand that the Company make the Plan whole for losses and damages allegedly sustained as a result of Acument's decision to invest in the Westridge Funds. Watson Wyatt Investment Consulting, Inc. ("WWIC"), now known as Towers Watson Investment Services, Inc. ("TWIS"), provided investment consulting services to Acument between December 1, 2007 and April 30, 2010. In connection with those services, WWIC recommended an investment in the Westridge Funds. In July 2008, Acument made a $47.0 million investment in the Westridge Funds. During the period December 1, 2008 through January 22, 2009, Acument made additional investments of $9.5 million, bringing the aggregate investment of the Plan's assets in the Westridge Funds to $56.5 million.

As the result of information obtained during an investigation of Westridge Capital Management, its affiliates WG Trading Investors, L.P. and WG Trading Company, L.P. (collectively referred to as "Westridge") and their principals, commenced by the National Futures Association on February 5, 2009, the Commodities Future Trading Commission ("CFTC") filed suit against Westridge and its principals alleging violations of the Commodity Exchange Act. This resulted in a court-supervised receivership of the assets of Westridge. The Securities Exchange Commission filed a separate suit on February 25, 2009 against Westridge and its principals alleging violations of the federal securities laws. In its complaint, the SEC alleges that Westridge had become a fraudulent investment scheme by which its principals purportedly misappropriated approximately $553 million from a number of highly sophisticated institutional investors, including public pension and retirement plans and educational institutions, some of which were investing in Westridge as late as February 6, 2009. To date, Acument has recovered approximately $38.2 million of its investment in the Westridge Funds from the receivership. The Company has declined Acument's demand for compensation and plans to defend vigorously against any legal proceedings that may ensue. Accordingly, a loss is neither probable nor estimable, and we are unable to estimate a reasonably possible loss or range of loss.

Note 12 — Comprehensive Income/(Loss)

Comprehensive income/(loss) includes net income, additional minimum pension liability, unrealized gains and losses on available for sale securities, hedge effectiveness and changes in the cumulative translation adjustment gain or loss. For the fiscal year ended June 30, 2011, comprehensive income was $619.7 million. For the fiscal year ended June 30, 2010, comprehensive income was $173.8 million.

The components of accumulated other comprehensive loss along with the respective position in the consolidated balance sheets are comprised of the following:

	June 30,	
	2011	2010
Foreign currency translation	$ (2,726)	$(157,721)
Unrealized gain (loss) on derivative instruments, net of tax of $(764) and $1,292	1,172	(1,986)
Unrealized gain on available for sale securities, net of tax of $(101) and $(29)	1,066	98
Pension and postretirement, net of tax of $4,700 and $149,854	(12,817)	(276,720)
Accumulated other comprehensive loss	$(13,305)	$(436,329)

Note 13 — Restricted Stock

In conjunction with the Merger, shares of Towers Watson common stock issued to Towers Perrin shareholders have been divided among four series of non-transferable Towers Watson common stock, Classes B-1, B-2, B-3 and B-4, each with a par value of $0.01 per share. The shares listed in the table below reflect a reduction of shares for our tender offer and our secondary public offering and by the acceleration of vesting due to involuntary associate terminations detailed below. In addition, on January 31, 2011, we completed the acquisition of EMB and issued 113,858 Class B-3 and 113,858 Class B-4 common stock to the sellers as consideration.

On January 1, 2011, 5,642,302 shares of Class B-1 common stock converted to freely tradable Class A common stock. The remaining outstanding shares of Towers Watson Class B common stock generally will automatically convert on a one-for-one basis into shares of freely transferable shares of Towers Watson Class A common stock on the following timetable:

Stock Class	Number of Shares	Conversion Date
B-2	5,561,630	January 1, 2012
B-3	5,675,488	January 1, 2013
B-4	5,415,035	January 1, 2014

On September 22, 2010, we completed a secondary public offering of our Class A common stock. This offering allowed certain existing holders of the Company's outstanding Class B-1 common stock to convert and sell 4,279,233 shares of Class A common stock at $46.00 and granted the underwriters an option to purchase up to 641,768 additional shares to cover any overallotments. On October 1, 2010, we completed the exercise in full by the underwriters of such overallotment option. Towers Watson did not receive any of the proceeds from the sale of shares, and there was no dilution of shares currently outstanding.

At a special meeting of stockholders held on September 9, 2010, Towers Watson's stockholders approved a proposal to eliminate a restriction in the Company's certificate of incorporation on the number of shares of Class B common stock that the Board of Directors can convert into shares of Class A common stock. This amendment was required to conduct the offering and provides the Company with the flexibility to release converted shares of Class B common stock into the public market if the Board of Directors determines that such action is advisable.

On June 29, 2010, we completed a tender offer to exchange shares of our Class B-1 common stock, par value $.01 per share, for unsecured subordinated notes in the aggregate principal amount of $97.3 million due March 15, 2012. Each note had a principal amount equal to the product of the number of shares of Class B-1 common stock tendered and $43.43, the exchange ratio.

The purpose of the tender offer was to enable us to acquire shares of Class B-1 common stock in an orderly fashion to reduce the impact of any sales or potential sales that may have occurred after January 1, 2011 on the market price of Class A common stock. As a result of the tender offer, we repurchased 2,267,265 shares of Class B-1 common stock in exchange for notes payable to Class B-1 shareholders in the aggregate principal amount of $97.3 million.

The Towers Perrin restricted stock unit ("RSU") holders received 10% of the total consideration issued to Towers Perrin shareholders in conjunction with the Merger. The RSUs were converted into 4,248,984 Towers Watson Restricted Class A shares, of which an estimated 10%, or 424,898 shares, are expected to be forfeited by current associate Restricted Class A shareholders who are subject to a service condition. The service condition is fulfilled from grant date through each of the three annual periods from January 1, 2010 until December 31, 2012. The restriction lapses annually on January 1 and the Restricted Class A shares become freely tradable shares of Class A common stock on such dates. Forfeited shares will be distributed after January 1, 2013 to Towers Perrin shareholders as of December 31, 2009 in proportion to their ownership in Towers Perrin on the date of the Merger. Shareholders of Restricted Class A shares have voting rights and receive dividends upon annual vesting of the shares. Dividends on forfeited shares are distributed with the associated shares after January 1, 2013. The shares listed in the table below reflect a reduction of shares for forfeitures and acceleration of vesting due to voluntary and involuntary associate terminations and reflect the outstanding Restricted Class A shares as of June 30, 2011.

Stock Class	Number of Shares	Conversion Date
A	1,217,281	January 1, 2012
A	1,217,281	January 1, 2013

For the fiscal years ended June 30, 2011 and 2010, we recorded $71.7 million and $48.0 million, respectively, of non-cash share-based compensation expense in connection with the issuance of Towers Watson Restricted Class A common stock to Towers Perrin RSU holders in the Merger. The graded method of expense methodology assumes that the restricted shares are issued to Towers Perrin RSU holders in equal amounts of shares which vest as separate awards over one, two and three years.

Note 14 — Share-Based Compensation

In connection with the Merger, Towers Watson assumed the amended and restated Watson Wyatt 2001 Employee Stock Purchase Plan and the Watson Wyatt 2000 Long-Term Incentive Plan, and created the Towers Watson & Co. 2009 Long-Term Incentive Plan. Towers Watson did not assume the Watson Wyatt 2001 Deferred Stock Unit Plan for Selected Employees or the Watson Wyatt Amended Compensation Plan for Outside Directors.

Towers Watson & Co. Employee Stock Purchase Plan

Towers Watson assumed the amended and restated Watson Wyatt 2001 Employee Stock Purchase Plan (the "Stock Purchase Plan") which enables associates to purchase shares of Towers Watson Class A common stock at a 5% discount. The Stock Purchase Plan is a non-compensatory plan under generally accepted accounting principles of stock-based compensation. As a result, no compensation expense is recognized in conjunction with this plan. Watson Wyatt originally registered 750,000 shares of its Class A common stock on December 19, 2001 and an additional 1,500,000 shares of its Class A common stock on December 16, 2003, of which 196,424 shares remained available for issuance immediately prior to the Merger, at which time 4,500,000 additional shares were added. Towers Watson filed a Form S-8 Registration Statement in the third quarter of fiscal 2010 registering the 4,696,424 shares available for issuance under the Stock Purchase Plan.

Approximately 108,000 shares, 146,000 shares and 145,000 shares were issued under this plan during fiscal years 2011, 2010 and 2009, respectively.

Towers Watson & Co. 2009 Long-Term Incentive Plan

In January 2010, Towers Watson filed a Form S-8 Registration Statement to register 12,500,000 shares of Towers Watson Class A common stock that may be issued pursuant to the Towers Watson & Co. 2009 Long-Term Incentive Plan (the "2009 Plan") and 125,648 shares of Class A common stock that may be issued upon exercise of the unvested stock options previously granted under the Watson Wyatt 2000 Long-Term Incentive Plan. The Watson Wyatt 2000 Long-term Incentive Plan was assumed by Towers Watson and the registered shares for the Watson Wyatt 2000 Long-term Incentive Plan are limited to exercise of awards that were outstanding at the time of the Merger. The assumed options were exercisable for shares of Towers Watson Class A common stock based on the exchange ratio of one share of Watson Wyatt Class A common stock underlying the options for one share of Towers Watson Class A common stock. The 2009 Plan was approved by Watson Wyatt shareholders on December 18, 2009.

Restricted Stock Units

Executives and Employees

In September 2010, the Compensation Committee of our Board of Directors approved the form of performance-vested restricted stock unit award agreement, pursuant to the 2009 Plan. RSUs are designed to provide us an opportunity to offer long-term incentives and to provide key executives with a long-term stake in our success. RSUs are notional, non-voting units of measurement based on our common stock. Under the RSU agreement, participants become vested in a number of RSUs based on the achievement of specified levels of financial performance during the performance period set forth in the agreement, provided that the participant remains in continuous service with us through the end of the performance period. The targets reflect an emphasis on continued profitability growth through successful integration, despite the difficult economic environment. Any RSUs that become vested are payable in shares of our Class A Common Stock. Dividend equivalents will accrue on RSUs and vest to the same extent as the underlying shares.

During the three months ended September 30, 2010, 125,192 RSUs were granted to certain of our executive officers for the 2010 to 2013 performance period. Awards are based on the value of the executive officer's annual base salary and a multiplier, which is then converted into a target number of RSUs based on our closing stock price as of the date of grant of $45.25. Between 0% and 204% of the target number of RSUs will vest based on the extent to which specified performance metrics are achieved over the three-year performance period from July 1, 2010 to June 30, 2013, subject to their continued employment with us through the end of the performance period. The Compensation Committee approved the grants and established adjusted EBITDA margin for the six-month period ending June 30, 2013 and revenue growth during the performance period (based on fiscal year 2013 revenue versus fiscal year 2010 revenue) as the performance metrics for the awards. For the fiscal year ended June 30, 2011, we recorded $3.2 million of stock-based compensation related to this grant.

During the fiscal year ended June 30, 2011 35,700 RSUs were granted respectively to certain employees. The award of 7,200 RSUs vested immediately in the third quarter of fiscal 2011 and the award of 28,500 RSUs vest in equal annual installments over a three-year period ending January 1, 2013 based on continued employment through each vesting period. For the fiscal year ended June 30, 2011, we recorded $1.5 million of stock-based compensation related to these grants.

Outside Directors

In May 2010, the board of directors approved the Towers Watson & Co. Compensation Plan for Non-Employee Directors which provides for cash and stock compensation for outside directors. During the fiscal year ended June 30, 2011, 24,710 restricted stock units were granted for the annual award for outside directors for service on the board of directors in equal quarterly installments over the fiscal year 2011. In fiscal year 2010, 22,149 restricted stock units were granted for the initial award for outside directors for service on the board of directors which vest in equal annual installments over a three year period ending January 1, 2013. Also in fiscal year 2010, 9,844 restricted stock units were granted for the annual award for outside directors for service on the board of directors from January 1, 2010 through June 30, 2010. A board member did not stand for re-election in fiscal year 2011 resulting in a reversal of previously recorded compensation expense. We recorded $1.3 million of non-cash stock based compensation for the fiscal year ended June 30, 2011 related to these awards for outside directors.

The table below presents restricted stock units activity and weighted average fair values for the fiscal years 2011 and 2010:

	Number of Shares	Weighted Average Fair Value
	(thousands)	
Nonvested at June 30, 2010	24.0	$ 48.98
Granted	185.6	46.07
Vested	(32.1)	47.54
Forfeited (1)	(4.7)	44.69
Nonvested and expected to vest as of June 30, 2011	172.9	46.31

(1) Forfeited shares represent performance shares that are not estimated to vest for the year ended June 30, 2011.

As of June 30, 2010, $7.0 million of total stock-based compensation related to the nonvested awards above has not yet been recognized. We expect that this expense will be recognized in our consolidated statement of operations over the next 2.0 weighted-average years.

Stock Options

There were no grants of stock options during the fiscal year ended June 30, 2011 under the 2009 Plan.

During the fiscal year ended June 30, 2010, 108,933 fully vested stock options were granted under the 2009 Plan with an exercise price equal to the grant date fair value of Towers Watson Class A common stock of $45.88. As a result, the Company recorded $1.3 million of stock-based compensation in the fiscal year ended June 30, 2010. There were no grants of stock options in the fiscal year ended June 30, 2009 under the 2009 Plan.

Also during the fiscal year ended June 30, 2010, 125,648 stock options were granted under the Watson Wyatt 2000 Long-term Incentive Plan with an exercise price equal to the grant date market price of Watson Wyatt's common stock of $42.47 with a three-year vesting term. All outstanding Watson Wyatt stock options became fully vested at the time of the Merger with the exercise price as of the original grant date and the unamortized grant date fair value of the options was recorded as expense. As a result, we recorded stock-based compensation of $1.3 million during fiscal year 2010. There were no grants of stock options during the fiscal year ended June 30, 2009 under the Watson Wyatt 2000 Long-term Incentive Plan.

The weighted-average fair value of the stock option grants under both plans was calculated using the Black-Scholes formula and are included in the valuation assumptions table below. In addition, a post-vesting discount was calculated using 1.4%, the risk-free interest rate of a three-year bond, compounded over three years. The post-vesting discount was used to estimate fair value as there is a transfer restriction for three years of the stock option's underlying shares once vested. Compensation expense is recorded over a three-year graded vesting term as if one-third of the options granted to a participant are vested over one year, one-third are vested over two years and the remaining one-third are vested over three years.

	Year Ended June 30, 2011	Year Ended June 30, 2010	Year Ended June 30, 2009
Stock option grants:			
Risk-free interest rate	—%	1.40%	—%
Expected lives in years	—	3	—
Expected volatility	—%	37.2%	—%
Dividend yield	—%	0.6%	—%
Weighted-average grant date fair value of options granted	$ —	$ 11.02	$ —
Number of shares granted	—	234,581	—

The table below presents stock option activity during fiscal year 2011 and options outstanding and exercisable at June 30, 2011.

	Number of Shares (thousands)	Weighted Average Exercise Price	Aggregate Intrinsic Value (thousands)	Average Remaining Contractual Life (years)
Outstanding at June 30, 2010	234.6	$ 44.05		
Granted	—	—		
Exercised	(47.0)	43.83	$ 424.7	
Forfeited	—	—		
Expired	—	—		
Outstanding and Exercisable at June 30, 2011	187.6	$ 44.11	$ 4,051.8	6.4

Information regarding stock options outstanding at June 30, 2011 is as follows:

	Outstanding			Exercisable		
Exercise Price	Number of Shares (thousands)	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number of Shares (thousands)	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price
$ 42.47	97.4	6.8	$ 42.47	97.4	6.8	$ 42.47
$ 45.88	90.2	6.1	$ 45.88	90.2	6.1	$ 45.88
$ 42.47 to $45.88	187.6		$ 44.11	187.6		$ 44.11

The aggregate intrinsic value is the sum of the amounts by which he quoted market price of our common stock exceeded the exercise price of the options at June 30, 2011, for those options for which the quoted market price was in excess of the exercise price.

Former Watson Wyatt Plans and Change of Control Provisions

The following former Watson Wyatt Plans were not assumed by Towers Watson and all obligations under the plans have been met. The following reflects the activity in these plans for the fiscal years ended June 30, 2010 and 2009.

Restricted Stock Units

The Watson Wyatt 2001 Deferred Stock Unit Plan for Selected Employees was intended to provide selected associates with additional incentives by permitting Watson Wyatt to grant them an equity interest in the form of restricted stock units, in lieu of a portion of their annual fiscal year end bonus. Shares under this plan are awarded during the first quarter of each fiscal year. During the first quarter of fiscal year 2010, 219,751 shares of common stock were awarded at an average market price of $44.08 for a total fair value of $9.7 million. During the first quarter of fiscal year 2009, 295,775 shares of common stock were awarded at an average market price of $54.24 for a total fair value of $16.0 million.

Deferred Stock Units

Under the Watson Wyatt 2001 Deferred Stock Unit Plan for Selected Employees, there were Performance Share Bonus Incentive Programs ("SBI"), which consisted of grants of deferred stock units based on either salary or on the value of the cash portion of the eligible participant's fiscal year-end bonus target and a multiplier, which was then converted into a target number of deferred stock units based upon Watson Wyatt's stock price as of the quarter end prior to grant. Participants vested between zero and 170% of the target number of deferred stock units or between zero and 100% based on the extent to which financial and strategic performance metrics were achieved over three fiscal year periods. The financial and strategic performance metrics were established at the beginning of each performance period. For the performance periods covering fiscal years 2007 through 2009, 2008 through 2010, and 2009 through 2011, the vesting criteria were based upon growth specific metrics such as earnings per share, net operating income and revenue.

During the first quarter of fiscal year 2010, 94,906 shares vested, of which 66,065 were deferred and 28,841 were awarded at a market price of $44.07 to certain senior executive officers under the SBI 2007 plan, which represented vesting at 135% of the target number of deferred stock units. During the first quarter of fiscal year 2009, 164,457 shares vested, of which, 120,396 were deferred and 44,061 were awarded at a market price of $56.83 to certain senior executive officers under the SBI 2006 plan, which represented vesting at 170% of the target number of deferred stock units.

Expenses for this plan were recognized when awards met the criteria of both probable and reasonably estimable. Stock-based compensation related to these performance awards is recorded as a component of salaries and employee benefits. Historically, Watson Wyatt's management periodically reviewed conditions that would affect the vesting of performance-based awards and adjusted compensation expense, if necessary, based on achievement of financial performance metrics set by the Compensation Committee of Watson Wyatt. The SBI 2008 and 2009 plan documents stated that the Watson Wyatt Compensation Committee had the discretion to accelerate the vesting of awards under the SBI Program in connection with a change in control. Based on available plan performance information, the Watson Wyatt Compensation Committee concluded that (i) no payout would be made under the SBI 2008 plan upon the date of the Merger, and (ii) it would settle the SBI 2009 plan at 100% of target to take into account that the performance period would only be halfway completed as of the closing date of the Merger.

During the second quarter of fiscal 2010, Watson Wyatt's management evaluated the performance metrics of the SBI 2008 for Select Associates, and based on an update to the forecast for the remaining performance period, the accrual of compensation expense recorded was $3.0 million in the three months ended December 31, 2009. Approximately $3.4 million of compensation expense was recorded relative to the SBI plans during the third quarter of fiscal year 2010 as a result of change of control provisions. In addition, 142,081 of fully vested deferred restricted stock units from the fiscal year 2005 through 2007 plans were distributed subsequent to the Merger as the 2001 Deferred Stock Unit Plan for Selected Employees was not assumed by Towers Watson. Stock-based compensation expense of $6.3 million and $1.0 million was recorded pursuant to this plan during fiscal years 2010 and 2009, respectively.

Amended Compensation Plan for Outside Directors

Historically, Watson Wyatt provided for cash and stock compensation for outside directors under the Amended Compensation Plan for Outside Directors, which was approved by the board of directors of Watson Wyatt in November 2001. The total number of shares reserved for issuance under the Amended Compensation Plan for Outside Directors was 150,000. The Amended Compensation Plan for Outside Directors was not assumed by Towers Watson. Under this plan, outside Watson Wyatt directors were initially paid in shares of Watson Wyatt's common stock, or in a combination of cash and shares, quarterly, at the completed quarter-end share price (which approximates fair value), for services provided during the preceding quarter. During the six months ended December 31, 2009, 6,136 shares of common stock were awarded for a total fair value of $0.3 million. During fiscal year 2009, 4,300 shares of common stock were awarded for a total fair value of $0.2 million.

Note 15 — Income Taxes

Income before income taxes shown below is allocated between operations in the United States (including international branches) and foreign countries. The components of income before income taxes are as follows:

	2011	2010	2009
Domestic	$206,975	$ 27,375	$127,811
Foreign	119,666	142,542	93,923
	326,641	169,917	221,734

The components of the income tax provision for continuing operations include:

	Year Ended June 30,		
	2011	2010	2009
Current tax expense:			
U.S. federal	$ 44,360	$ 6,288	$31,899
State and local	15,489	3,109	7,067
Foreign	55,619	46,644	22,105
	115,468	56,041	61,071
Deferred tax (benefit) expense:			
U.S. federal	(4,186)	(2,656)	7,405
State and local	3,353	(4,888)	2,359
Foreign	15,281	2,410	4,441
	14,448	(5,134)	14,205
Total provision for income taxes	$129,916	$50,907	$75,276

The reported income tax provision differs from the amounts that would have resulted had the reported income before income taxes been taxed at the U.S. federal statutory rate. The principal reasons for the differences between the amounts provided and those that would have resulted from the application of the U.S. federal statutory tax rate are as follows:

	Year Ended June 30,		
	2011	2010	2009
Tax provision at U.S. federal statutory tax rate of 35 percent	$114,325	$ 59,471	$77,607
Increase (reduction) resulting from:			
Foreign income tax rate differential, net	(19,639)	(4,013)	(7,613)
State income taxes, net of federal tax effect	13,095	88	6,579
Non-deductible expenses and foreign dividend	10,477	5,350	4,764
Tax credits	(5,041)	(6,247)	(4,702)
Valuation allowance	15,214	(19,925)	—
Medicare Part D subsidy	—	9,367	—
Legal entity restructuring	—	5,636	—
Other	1,485	1,180	(1,359)
Income tax provision	$129,916	$ 50,907	$75,276

The provision for income taxes for fiscal year 2011 is 39.8% compared with 30.0% in fiscal year 2010. Our effective tax rate increased for fiscal year 2011 as compared to fiscal year 2010 primarily due to a change in the mix of income between foreign and U.S. operations and an increase in the valuation allowance for foreign jurisdictions for fiscal year 2011. The effective tax rate in fiscal year 2010 was significantly lower due to a valuation allowance release on U.S. foreign tax credits as we determined that it was more likely than not that these foreign tax credits would be realized within the carryforward period.

Deferred income tax assets and liabilities reflect the effect of temporary differences between the assets and liabilities recognized for financial reporting purposes and the amounts recognized for income tax purposes. We recognize deferred tax assets if it is more likely than not that a benefit will be realized.

Deferred income tax assets (liabilities) included in the consolidated balance sheets at June 30, 2011, and 2010, are comprised of the following:

	June 30,	
	2011	2010
Depreciation and amortization	$ (90,074)	$ (84,047)
Trademarks and tradename	(116,127)	(116,127)
Goodwill	(15,915)	(9,459)
Unbilled receivables	(42,284)	(33,292)
Deferred tax liability on unremitted earnings	(3,745)	(7,591)
Other	(9,619)	(20,858)
Gross deferred tax liabilities	$(277,764)	$(271,374)
Accrued retirement benefits	$ 218,855	$ 378,100
Deferred rent	10,684	5,157
Net operating loss carryforwards	61,308	50,712
Share-based compensation	48,102	26,084
Accrued liabilities	61,617	63,803
Accrued compensation	25,698	21,881
Deferred revenue	49,587	43,976
Foreign tax credit	50,060	47,189
Other	29,070	35,997
Gross deferred tax assets	$ 554,981	$ 672,899
Deferred tax assets valuation allowance	$ (62,454)	$ (37,206)
Net deferred tax asset	$ 214,763	$ 364,319

The net deferred income tax assets at June 30, 2011 are classified between current deferred tax assets of $59.9 million and current deferred tax liabilities of $(5.4) million and noncurrent deferred tax assets of $188.6 million and noncurrent deferred tax liabilities of $(28.3) million.

We maintain a valuation allowance of $62.5 million and $37.2 million at June 30, 2011 and 2010, respectively, against certain of our deferred tax assets, as it is more likely than not that they will not be fully realized.

The net change in the valuation allowance of $25.3 million in fiscal year 2011 primarily relates to increased losses in foreign jurisdictions where the Company does not recognize a tax benefit.

At June 30, 2011, we had loss carryforwards for tax purposes in federal and various foreign jurisdictions amounting to $205.4 million of which $137.0 million can be indefinitely carried forward under local statutes. The remaining $68.4 million of loss carryforwards will expire, if unused, in varying amounts from 2012 through 2031. At June 30, 2011 we had state tax loss carryforwards of $143.2 million, which will expire in varying amounts from 2014 to 2031. In addition, at June 30, 2011 we had foreign tax credit carryforwards of $50.1 million, which will expire in varying amounts from 2016 to 2020.

Historically, we have not provided U.S. deferred taxes on cumulative earnings of foreign subsidiaries that have been reinvested indefinitely. As a result of the Merger, we expect to repatriate all historical earnings accrued through June 30, 2011 in our acquired Towers Perrin Canadian subsidiary. The cumulative deferred tax liability on unremitted earnings is $3.7 million at June 30, 2011. In fiscal year 2012 we intend to change our assertion with respect to the acquired Towers Perrin Canadian subsidiary as a result of the Company's increasing cash needs for non U.S. legal entity restructuring and future integration.

We continue to assert that the historical cumulative earnings of our other foreign subsidiaries are reinvested indefinitely and we do not provide U.S. deferred tax liabilities on these amounts. These earnings relate to ongoing operations and at June 30, 2011 were approximately $618.0 million. It is not practicable to estimate the U.S. federal income tax liability that might be payable if such earnings are not reinvested indefinitely. If future events, including material changes in estimates of cash, working capital and long-term investment requirements, necessitate that these earnings be distributed, an additional provision for U.S. income and foreign withholding taxes, net of foreign tax credits, may be necessary.

At June 30, 2011, the amount of unrecognized tax benefits associated with uncertain tax positions, determined in accordance with ASC 740-10, was $39.8 million. This liability can be reduced by $8.8 million of offsetting deferred tax benefits associated with timing differences, foreign tax credits and the federal tax benefit of state income taxes. The entire net difference of $31.0 million, if recognized, would impact our effective tax rate. During the year, the liability for unrecognized tax benefits, excluding interest and penalties, increased by $6.5 million.

A reconciliation of the beginning and ending balances of the liability for unrecognized tax benefits is as follows:

	2011	2010	2009
Balance at July 1	$ 33,266	$ 9,414	$ 11,034
Increases related to current year acquisitions	—	24,515	—
Increases related to tax positions in prior years	797	1,257	248
Decreases related to tax positions in prior years	(3,744)	(4,245)	(213)
Decreases related to settlements	—	(283)	(786)
Decreases related to lapse in statute of limitations	(485)	(1,781)	(1,562)
Increases related to current year tax positions	8,378	4,830	1,116
Cumulative translation adjustment	1,572	(441)	(423)
Balances at June 30	$ 39,784	$ 33,266	$ 9,414

The liability for the periods ended June 30, 2010 and 2009, respectively, may be reduced by $7.4 million and $7.5 million of deferred tax benefits that, if recognized, would have a favorable impact on our effective tax rate. There are no material balances that would result in adjustments to other tax accounts.

Interest and penalties related to unrecognized tax benefits are included in income tax expense. At June 30, 2011, we had accrued interest of $4.0 million and penalties of $0.4 million, totaling $4.4 million. At June 30, 2010, we had accrued interest of $2.8 million and penalties of $0.4 million, totaling $3.2 million.

Tax expense for the fiscal year ended June 30, 2011 includes interest expense of $0.6 million and no penalties. Tax expense for the year ended June 30, 2010 includes an interest benefit of $0.9 million and a penalty benefit of $0.3 million. Interest and penalties accrued for the year ended June 30, 2009 were not material.

We believe that it is reasonably possible there will be a $0.8 million decrease in the liability for unrecognized tax benefits within the next 12 months based upon potential settlements and the expiration of statutes of limitations in various tax jurisdictions.

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. The income tax examinations in the U.S. for the tax years 2002-2008 in connection with amended returns that were filed to claim foreign tax credits was settled in fiscal year 2011 and the refund claim has been approved by the Joint Committee on Taxation. As a result the federal unrecognized tax benefits related to these tax years have been released through the income statement in the quarter ended June 30, 2011. We are also under income tax examinations in certain states for tax years ranging from 2003 to 2008. The statute of limitations in certain states extends back to tax year 1998 as a result of changes to taxable income resulting from prior year federal tax examinations. A summary of the tax years that remain open to tax examination in our major tax jurisdictions are as follows:

	Open Tax Years (fiscal year ending in)
United States — federal	2009 and forward
United States — various states	1998 and forward
Canada — federal	2003 and forward
Germany	2004 and forward
The Netherlands	2008 and forward
United Kingdom	2009 and forward

Note 16 — Segment Information

Towers Watson has three reportable operating segments or practice areas:

(1) Benefits

(2) Risk and Financial Services

(3) Talent and Rewards

Towers Watson's chief operating decision maker is the chief executive officer. It was determined that Towers Watson operational data used by the chief operating decision maker is that of the new segments. Management bases strategic goals and decisions on these segments and the data presented below is used to assess the adequacy of strategic decisions, the method of achieving these strategies and related financial results. Historically Watson Wyatt had five reportable segments which have been retrospectively adjusted to the new post-Merger segments. The Benefits and Technology and Administrative Solutions segments were combined and reclassified into the Benefits segment. The Investment Consulting and Insurance & Financial Services segments were combined and reclassified into the Risk and Financial Services segment while the Human Capital Group became the Talent and Rewards segment.

Management evaluates the performance of its segments and allocates resources to them based on net operating income on a pre-bonus, pre-tax basis. Revenue includes amounts that were directly incurred on behalf of our clients and reimbursed by them (reimbursable expenses).

As a result of the Merger integration, certain associates and related revenues have moved between segments. Prior period amounts have been reclassified to conform to the current classification.

The table below presents specified information about reported segments as of and for the fiscal year ended June 30, 2011:

	Benefits	Risk and Financial Services	Talent and Rewards	Total
Revenue (net of reimbursable expenses)	$1,857,047	$ 740,721	$543,507	$3,141,275
Net operating income	609,133	181,970	96,791	887,894
Depreciation and amortization	21,888	6,239	7,342	35,469
Receivables	460,492	167,709	119,921	748,122

The table below presents specified information about reported segments as of and for the fiscal year ended June 30, 2010:

	Benefits	Risk and Financial Services	Talent and Rewards	Total
Revenue (net of reimbursable expenses)	$1,470,817	$ 494,961	$351,709	$2,317,487
Net operating income	441,159	112,373	17,417	570,949
Depreciation and amortization	26,509	6,520	8,736	41,765
Receivables	400,169	132,487	107,465	640,121

The table below presents specified information about reported segments as of and for the fiscal year ended June 30, 2009:

	Benefits	Risk and Financial Services	Talent and Rewards	Total
Revenue (net of reimbursable expenses)	$1,119,753	$ 278,986	$223,001	$1,621,740
Net operating income	327,832	62,579	16,709	407,120
Depreciation and amortization	24,471	4,397	7,426	36,294
Receivables	226,445	49,607	32,919	308,971

A reconciliation of the information reported by segment to the consolidated amounts follows as of and for the fiscal years ended June 30, (in thousands):

	Fiscal Year Ended June 30,		
	2011	2010	2009
Revenue:			
Total segment revenue	$3,141,275	$2,317,487	$1,621,740
Reimbursable expenses and other	118,176	70,342	54,289
Revenue	$3,259,451	$2,387,829	$1,676,029
Net Operating Income:			
Total segment net operating income	$ 887,894	$ 570,949	$ 407,120
Differences in allocation methods (1)	18,934	7,012	(1,183)
Amortization of intangibles	(51,989)	(31,280)	(13,892)
Transaction and integration expenses	(100,535)	(87,644)	—
Stock-based compensation and restricted A shares	(71,715)	(48,006)	—
Discretionary compensation	(337,694)	(236,154)	(167,590)
Other non-operating income	19,349	11,304	4,926
Other, net	(37,603)	(16,264)	(7,478)
Income before income taxes	$ 326,641	$ 169,917	$ 221,903
Depreciation and Amortization Expense:			
Total segment expense	$ 35,469	$ 41,765	$ 36,294
Intangible asset amortization, not allocated to segments	51,989	31,280	13,892
Information technology and other	43,117	28,039	23,262
Total depreciation and amortization expense	$ 130,575	$ 101,084	$ 73,448
Receivables:			
Total segment receivables — billed and unbilled (2)	$ 748,122	$ 640,121	$ 308,971
Valuation differences and other	30,808	(2,607)	(6,561)
Total billed and unbilled receivables	778,930	637,514	302,410
Assets not reported by segment	4,320,020	3,936,103	1,323,909
Total assets	$5,098,950	$4,573,617	$1,626,319

(1) Depreciation, general and administrative, pension, and medical costs are allocated to our segments based on budgeted expenses determined at the beginning of the fiscal year as management believes that these costs are largely uncontrollable to the segment. To the extent that the actual expense base upon which allocations are made differs from the forecast/budget amount, a reconciling item will be created between internally allocated expenses and the actual expense that we report for GAAP purposes.

(2) Total segment receivables, which reflect the receivable balances used by management to make business decisions, are included for management reporting purposes net of deferred revenue.

The following represents total revenue and long-lived assets information by geographic area as and for the fiscal years ended June 30:

	Revenue			Long-Lived Assets		
	2011	2010	2009	2011	2010	2009
North America	$1,865,299	$1,325,876	$ 835,941	$1,588,876	$1,331,241	$201,450
Europe	1,158,567	888,076	701,035	1,607,604	1,352,990	733,887
Rest of World	235,585	173,877	139,053	63,650	49,232	13,470
	$3,259,451	$2,387,829	$1,676,029	$3,259,830	$2,733,463	$948,807

Revenue is based on the country of domicile for the legal entity that originated the revenue. Exclusive of the United States and the United Kingdom, revenue from no single country constituted more than 10% of consolidated revenue. Revenue from no single customer constituted more than one percent of consolidated revenue.

Note 17 — Earnings Per Share

We adopted guidance under ASC 260, *Earnings per Share,* relating to the two-class method of presenting EPS. This guidance addresses whether awards granted in share-based transactions are participating securities prior to vesting and therefore need to be included in the earning allocation in computing earnings per share using the two-class method. ASC 260-10-45-60 requires non-vested share-based payment awards that have non-forfeitable rights to dividends or dividend equivalents to be treated as a separate class of securities in calculating earnings per share. Our participating securities include non-vested restricted stock. The components of basic and diluted earnings per share are as follows:

	Fiscal Year Ended June 30,								
	2011			2010			2009		
	Income	Shares	Per Share Amount	Income	Shares	Per Share Amount	Income	Shares	Per Share Amount
Basic EPS									
Net income attributable to controlling interests	$194,437			$120,597			$146,458		
Less: Income allocated to participating securities	(9,324)			(4,323)			—		
Income available to common shareholders	$185,113	70,523	$ 2.62	$116,274	57,135	$ 2.04	$146,458	42,690	$ 3.43
Diluted EPS									
Share-based compensation awards	—	64		—	115		—	171	
Income available to common shareholders	$185,113	70,587	$ 2.62	$116,274	57,250	$ 2.03	$146,458	42,861	$ 3.42

Stock options of 108.9 thousand were outstanding as of June 30, 2010, but were not included in the computation of diluted earnings per share because their inclusion would have been antidilutive.

Note 18 — Unaudited Quarterly Financial Data

Summarized quarterly financial data for the years ended June 30, 2011 and 2010 are as follows (in thousands, except per share amounts):

	2011 Quarter Ended			
	September 30	December 31	March 31	June 30
Revenue	$ 751,441	$ 790,664	$866,081	$851,265
Income from operations	59,190	62,053	102,273	89,647
Income before income taxes	58,859	71,398	108,126	88,258
Net income attributable to controlling interests	33,242	48,103	69,236	43,856
Earnings per share:				
Net income, basic	$ 0.45	$ 0.65	$ 0.94	$ 0.59
Net income, diluted	$ 0.45	$ 0.65	$ 0.94	$ 0.59

	2010 Quarter Ended			
	September 30	December 31	March 31	June 30
Revenue	$ 401,345	$ 432,614	$803,963	$749,907
Income from operations	43,141	45,809	51,145	24,350
Income before income taxes	45,079	46,093	49,696	29,049
Net income attributable to controlling interests	29,781	23,872	8,815	58,129
Earnings per share:				
Net income, basic	$ 0.70	$ 0.57	$ 0.12	$ 0.77
Net income, diluted	$ 0.69	$ 0.56	$ 0.12	$ 0.77

The accompanying unaudited quarterly financial data has been prepared in accordance with generally accepted accounting principles in the United States for interim financial information and with Item 302 of Regulation S-K. In our opinion, all adjustments considered necessary for a fair statement have been made and were of a normal recurring nature.

TOWERS WATSON & CO.

Schedule II
Valuation and Qualifying Accounts and Reserves

(Thousands of U.S. Dollars)

Description	Balance at Beginning of Year	Additions Charged Against (Credited to) Revenue	Additions Charged to Other Accounts	Additions Resulting From Acquisitions	Deductions	Balance at End of Year
			Year Ended June 30, 2011			
Allowance for uncollectible accounts	$ 7,975	$ 13,004	$ —	$ —	$ (8,343)	$ 12,636
Allowance for unbillable accounts	11,696	5,027	—	—	—	16,723
Valuation allowance for deferred tax assets	37,206	—	28,892	—	(3,644)	62,454
			Year Ended June 30, 2010			
Allowance for uncollectible accounts	$ 4,452	$ 11,759	$ —	$ —	$ (8,236)	$ 7,975
Allowance for unbillable accounts	9,115	2,581	—	—	—	11,696
Valuation allowance for deferred tax assets	10,884	—	(20,868)	47,190	—	37,206
			Year Ended June 30, 2009			
Allowance for uncollectible accounts	$ 8,544	$ 5,355	$ —	$ —	$ (9,447)	$ 4,452
Allowance for unbillable accounts	11,700	—	—	—	(2,585)	9,115
Valuation allowance for deferred tax assets	12,524	—	(1,640)	—	—	10,884

EXHIBITS.

In reviewing the agreements included or incorporated by reference as exhibits to this Annual Report on Form 10-K, it is important to note that they are included to provide investors with information regarding their terms, and are not intended to provide any other factual or disclosure information about Towers Watson or the other parties to the agreements. The agreements contain representations and warranties made by each of the parties to the applicable agreement. These representations and warranties have been made solely for the benefit of the other parties to the applicable agreement, and: should not be treated as categorical statements of fact, but rather as a way of allocating risk between the parties; have in some cases been qualified by disclosures that were made to the other party in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement; may apply standards of materiality in a way that is different from what may be material to investors; and were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and are subject to more recent developments.

Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time. Additional information about Towers Watson may be found elsewhere in this Annual Report on Form 10-K and our other public filings, which are available without charge through the SEC's website at http://www.sec.gov.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
3.1	Second Amended and Restated Certificate of Incorporation of Towers Watson & Co. (1)
3.2	Amended and Restated Bylaws of Towers Watson & Co. (2)
4.1	Indenture, dated as of June 15, 2010, between Towers Watson & Co. and Wilmington Trust FSB, as Trustee, and form of Towers Watson Notes. (3)
10.1	Credit Agreement dated as of January 1, 2010, among Towers Watson & Co. and certain subsidiaries, as borrowers, each lender from time to time party thereto and Bank of America, N.A., as administrative agent, swing line lender and L/C issuer. (4)
10.2	Towers Watson & Co. 2009 Long Term Incentive Plan.** (5)
10.3	Form of Transaction Based Compensation Agreement between Towers, Perrin, Forster & Crosby, Inc. (now known as Towers Watson Pennsylvania Inc.) and certain executives.** (6)
10.4	Towers, Perrin, Forster & Crosby, Inc. Restricted Stock Unit Plan.** (7)
10.5	Form of Award pursuant to the Towers, Perrin, Forster & Crosby, Inc. Restricted Stock Unit Plan.** (8)
10.6	Form of Transaction Award pursuant to the Towers, Perrin, Forster & Crosby, Inc. Restricted Stock Unit Plan.** (9)
10.7	Form of Indemnification Agreement with directors and executive officers.** (10)
10.8	Trust Deed and Rules of the Watson Wyatt Share Incentive Plan 2005 (U.K).** (11)
10.9	Watson Wyatt Share Incentive Plan 2005 Deed of Amendment (U.K.).** (11)
10.1	Share Purchase Plan 2005 (Spain).** (11)
10.11	Trust Deed and Rules of the Watson Wyatt Ireland Share Participation Scheme.** (11)
10.12	Watson Wyatt Amended and Restated Senior Officer Deferred Compensation Plan.** (12)
10.13	Watson Wyatt Amended Voluntary Deferred Compensation Plan for Non-Employee Directors.** (13)
10.14	Form of Non-Qualified Stock Option Award Agreement for use under the Towers Watson & Co. 2009 Long-Term Incentive Plan.** (14)
10.15	Towers Watson & Co. Compensation Plan for Non-Employee Directors.** (15)
10.16	Voluntary Deferred Compensation Plan for Non-Employee Directors.** (15)
10.17	Watson Wyatt & Company Holdings 2000 Long-Term Incentive Plan.** (16)
10.18	Form of Restricted Stock Unit Award Agreement (Performance-Based Vesting)** (17)
10.19	Appendix A to Awards (setting forth performance criteria for 2010 — 2013 performance period)** (18)
10.20	Watson Wyatt & Company Holdings Incentive Compensation Plan
21.1	Subsidiaries of Towers Watson & Co.*
23.1	Consent of Deloitte & Touche LLP, an independent registered public accounting firm.*
31.1	Certification of the Registrant's Chief Executive Officer, John J. Haley, pursuant to Rule 13a-14 of the Securities Exchange Act of 1934.*
31.2	Certification of the Registrant's Chief Financial Officer, Roger F. Millay, pursuant to Rule 13a-14 of the Securities Exchange Act of 1934.*

Exhibit Number	Description of Exhibit
32.1	Certification of the Registrant's Chief Executive Officer, John J. Haley, and Chief Financial Officer, Roger F. Millay, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

---

* Filed herewith.

** Designates management contracts and compensation plans.

(1) Incorporated by reference to Exhibit 3.1 to the Form S-1/A filed by the Company on September 13, 2010.

(2) Incorporated by reference to Exhibit 3.4 to the Company's joint proxy statement/prospectus included in the Registration Statement on Form S-4/A (File No. 333-161705) filed by the Company with the Securities and Exchange Commission and declared effective on November 9, 2009, as supplemented by the prospectus supplement filed pursuant to Rule 424(b)(3) on December 14, 2009 (collectively, the "Joint Proxy Statement/Prospectus").

(3) Incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-1 (File No. 333-168201) filed by the Company on July 19, 2010.

(4) Incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company on January 4, 2010.

(5) Incorporated by reference to Annex G to the Joint Proxy Statement/Prospectus.

(6) Incorporated by reference to Exhibit 10.4 to the Joint Proxy Statement/Prospectus.

(7) Incorporated by reference to Exhibit 10.5 to the Joint Proxy Statement/Prospectus.

(8) Incorporated by reference to Exhibit 10.6 to the Joint Proxy Statement/Prospectus.

(9) Incorporated by reference to Exhibit 10.7 to the Joint Proxy Statement/Prospectus.

(10) Incorporated by reference to Exhibit 10.8 to the Joint Proxy Statement/Prospectus.

(11) Incorporated by reference to Exhibit 10.23 of Watson Wyatt Worldwide Inc.'s Form 10-K filed on September 1, 2006.

(12) Incorporated by reference to Exhibit 10.11 to the Joint Proxy Statement/Prospectus.

(13) Incorporated by reference to Exhibit 10.12 to the Joint Proxy Statement/Prospectus.

(14) Incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company on March 8, 2010.

(15) Incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company on May 18, 2010.

(16) Incorporated by reference to Exhibit 10.23 of Watson Wyatt Worldwide Inc.'s Form 10-Q filed on November 9, 2009.

(17) Incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company on September 30, 2010.

(18) Incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Company on September 30, 2010.

Exhibit 10.20

WATSON WYATT & COMPANY HOLDINGS
INCENTIVE COMPENSATION PLAN

Watson Wyatt & Company Holdings (the "Company"), a Delaware corporation, hereby establishes and adopts the following Incentive Compensation Plan (the "Plan") to provide incentive awards that are intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended.

1. PURPOSES OF THE PLAN

The purposes of the Plan are to provide incentive and financial rewards to executive officers of the Company and its Affiliates who, because of the extent of their responsibilities, can make significant contributions to the Company's success by their ability, industry, loyalty and exceptional services.

2. DEFINITIONS

"*Affiliate*" shall mean any corporation, partnership or other organization of which the Company owns or controls, directly or indirectly, not less than 50% of the total combined voting power of all classes of stock or other equity interests.

"*Award*" shall mean any amount granted to a Participant under the Plan.

"*Board*" shall mean the board of directors of the Company.

"*Certification*" shall have the meaning set forth in Section 4.2.

"*Code*" shall mean the Internal Revenue Code of 1986 of the United States of America, as amended from time to time, and any successor thereto.

"*Committee*" shall mean the Compensation Committee of the Board or any subcommittee thereof formed by the Compensation Committee for the purpose of acting as the Committee hereunder. For purposes of satisfying the requirements of Section 162(m) of the Code and the regulations thereunder, the Committee is intended to consist solely of "outside directors" as such term is defined in Section 162(m) of the Code.

"*Disability*" means any physical or mental condition of a Participant that in the opinion of the Committee renders the Participant incapable of continuing to be an employee of the Company and its Affiliates.

"*Maximum Incentive Award*" shall mean a payment in an amount equal to 2.5%, in the case of the Company's Chief Executive Officer and any other Participant who is a member of the Board, or 1.5%, in the case of each other Participant, of the Company's Net Income for a given Performance Period.

"*Net Income*" shall mean the Company's after-tax income on a consolidated basis as reported in the Company's income statement for the applicable Performance Period, prior to accrual of any amounts for payment under this Plan for the Performance Period, adjusted to eliminate the effects of charges for restructurings, discontinued operations, extraordinary items and all items of gain, loss or expense determined to be extraordinary or unusual in nature or infrequent in occurrence or related to the disposal of a segment of a business or related to a change in accounting principle all as determined in accordance with standards established by opinion No. 30 of the Accounting Principles Board (APB Opinion No. 30) or other applicable or successor accounting provisions, as well as the cumulative effect of accounting changes, in each case as determined in accordance with generally accepted accounting principles or identified in the Company's financial statements or notes to the financial statements.

"*Participant*" shall mean each executive officer of the Company who is employed by the Company or an Affiliate as of the last day of a Performance Period.

"*Performance Period*" shall mean the Company's fiscal year or such other period that the Committee, in its sole discretion, may establish, provided any such Performance Period shall not be less than one year or more than five years in length.

3. ELIGIBILITY AND ADMINISTRATION

3.1. *Eligibility.* The individuals eligible to participate in the Plan shall be the Company's Chief Executive Officer and any other executive officer of the Company or an Affiliate selected by the Committee to participate in the Plan (each, a "Participant").

3.2. *Administration.*

(a) The Plan shall be administered by the Committee. The Committee shall have full power and authority, subject to the provisions of the Plan and subject to such orders or resolutions not inconsistent with the provisions of the Plan as may from time to time be adopted by the Board, to: (i) select the Participants to whom Awards may from time to time be paid hereunder; (ii) determine the terms and conditions, not inconsistent with the provisions of the Plan, of each Award; (iii) determine the time when Awards will be granted and paid and the Performance Period to which they relate; (iv) affirm the formula for determining the Maximum Incentive Award payable for each Participant in respect of Performance Periods and certify as to the calculation of Net Income and the amount of the Maximum Incentive Award payable for each Participant in respect of Performance Periods; (v) determine whether payment of Incentive Awards may be deferred by Participants as provided in Section 4.3; (vi) interpret and administer the Plan and any instrument or agreement entered into in connection with the Plan; (vii) correct any defect, supply any omission or reconcile any inconsistency in the Plan or any Award in the manner and to the extent that the Committee shall deem desirable to carry it into effect; (viii) establish such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the Plan; and (ix) make any other determination and take any other action that the Committee deems necessary or desirable for administration of the Plan.

(b) Decisions of the Committee shall be final, conclusive and binding on all persons or entities, including the Company, any Affiliate, any Participant and any person claiming any benefit or right under an Award or under the Plan.

(c) To the extent not inconsistent with applicable law or the rules and regulations of the New York Stock Exchange, any other national securities exchange or the NASDAQ National Market on which the Company's securities are listed or qualified for trading, including the applicable provisions of Section 162(m) of the Code, the Committee may delegate to one or more officers of the Company or a committee of officers the authority to take actions on its behalf pursuant to the Plan.

4. AWARDS

4.1. *Performance Period.* Not later than the earlier of (i) 90 days after the commencement of each fiscal year of the Company and (ii) the expiration of 25% of the Performance Period, the Committee shall, in writing, designate one or more Performance Periods and shall affirm the applicability of the Plan's formula for determining the Maximum Incentive Award for each Participant for such Performance Period(s).

4.2. *Certification.* At such time as it shall determine appropriate following the conclusion of each Performance Period, the Committee shall certify, in writing, the amount of the Maximum Incentive Award for each Participant for such Performance Period (the "Certification").

4.3. *Payment of Awards.* The selection of Participants to whom Awards shall actually be paid and the amount of the Award actually paid to a Participant shall be such amount as determined by the Committee in its sole discretion, including zero, provided that the actual Award shall not exceed the Maximum Incentive Award with respect to such Participant. The actual amount of the Award determined by the Committee for a Performance Period shall be paid in cash or, to the extent provided in such plan, share awards under a shareholder-approved stock plan of the Company to each Participant at such time as determined by the Committee in its sole discretion following the end of the applicable Performance Period, and may be deferred under a program or plan approved by the Committee subject to the terms and conditions of such program or plan.

4.4. *Commencement or Termination of Employment.* If a Participant obtains such status during a Performance Period (whether through promotion or commencement of employment) or if a person who otherwise would have been a Participant dies, retires or is Disabled, or if the person's employment is otherwise terminated, during a Performance Period (except for cause, as determined by the Committee in its sole discretion), the Award payable to such a Participant may, in the discretion of the Committee, be proportionately reduced based on the period of actual employment during the applicable Performance Period.

5. MISCELLANEOUS

5.1. *Amendment and Termination of the Plan.* The Board may, from time to time, alter, amend, suspend or terminate the Plan as it shall deem advisable, subject to any requirement for stockholder approval imposed by applicable law, including Section 162(m) of the Code. No amendments to, or termination of, the Plan shall in any way impair the rights of a Participant under any Award previously granted without such Participant's consent.

5.2. *Section 162(m) of the Code.* Unless otherwise determined by the Committee, the provisions of this Plan shall be administered and interpreted in accordance with Section 162(m) of the Code to ensure the deductibility by the Company of the payment of Awards. Subject to shareholder approval of the Plan, the failure of any aspect of the Plan to satisfy Section 162(m) shall not void any action taken by the Committee under the Plan.

5.3. *Tax Withholding.* The Company or an Affiliate shall have the right to make all payments or distributions pursuant to the Plan to a Participant, net of any applicable federal, state and local taxes required to be paid or withheld. The Company or an Affiliate shall have the right to withhold from wages, Awards or other amounts otherwise payable to such Participant such withholding taxes as may be required by law, or to otherwise require the Participant to pay such withholding taxes. If the Participant shall fail to make such tax payments as are required, the Company or an Affiliate shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to such Participant or to take such other action as may be necessary to satisfy such withholding obligations.

5.4. *Right of Discharge Reserved; Claims to Awards.* Absent action by the Committee, nothing in this Plan shall provide any Participant a right to receive any Award or payment under the Plan with respect to a Performance Period. Nothing in the Plan nor the grant of an Award hereunder shall confer upon any Participant the right to continue in the employment of the Company or an Affiliate or affect any right that the Company or an Affiliate may have to terminate the employment of (or to demote or to exclude from future Awards under the Plan) any such Participant at any time for any reason. Except as specifically provided by the Committee, the Company shall not be liable for the loss of existing or potential profit from an Award granted in the event of the termination of employment of any Participant. No Participant shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of Participants under the Plan.

5.5. *Nature of Payments.* All Awards made pursuant to the Plan are in consideration of services performed or to be performed for the Company or an Affiliate, division or business unit of the Company. Any income or gain realized pursuant to Awards under the Plan constitute a special incentive payment to the Participant and shall not be taken into account, to the extent permissible under applicable law, as compensation for purposes of any of the employee benefit plans of the Company or an Affiliate except as may be determined by the Committee or by the Board or board of directors of the applicable Affiliate.

5.6. *Other Plans.* Nothing contained in the Plan shall prevent the Board from adopting other or additional compensation arrangements, subject to stockholder approval if such approval is required; and such arrangements may be either generally applicable or applicable only in specific cases.

5.7. *Severability.* If any provision of the Plan shall be held unlawful or otherwise invalid or unenforceable in whole or in part by a court of competent jurisdiction, such provision shall (a) be deemed limited to the extent that such court of competent jurisdiction deems it lawful, valid and/or enforceable and as so limited shall remain in full force and effect, and (b) not affect any other provision of the Plan or part thereof, each of which shall remain in full force and effect. If the making of any payment or the provision of any other benefit required under the Plan shall be held unlawful or otherwise invalid or unenforceable by a court of competent jurisdiction, such unlawfulness, invalidity or unenforceability shall not prevent any other payment or benefit from being made or provided under the Plan, and if the making of any payment in full or the provision of any other benefit required under the Plan in full would be unlawful or otherwise invalid or unenforceable, then such unlawfulness, invalidity or unenforceability shall not prevent such payment or benefit from being made or provided in part, to the extent that it would not be unlawful, invalid or unenforceable, and the maximum payment or benefit that would not be unlawful, invalid or unenforceable shall be made or provided under the Plan.

5.8. *Construction*. As used in the Plan, the words "*include*" and "*including,*" and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words "*without limitation.*"

5.9. *Unfunded Status of the Plan.* The Plan is intended to constitute an "unfunded" plan for incentive compensation and deferred compensation if permitted by the Committee. With respect to any payments not yet made to a Participant by the Company, nothing contained herein shall give any such Participant any rights that are greater than those of a general creditor of the Company.

5.10. *Governing Law*. The Plan and all determinations made and actions taken thereunder, to the extent not otherwise governed by the Code or the laws of the United States, shall be governed by the laws of the State of Delaware, without reference to principles of conflict of laws that might result in the application of the laws of another jurisdiction, and shall be construed accordingly.

5.11. *Resolution of Disputes.* In the event a Participant or person claiming a right under an Award or the Plan believes that a decision by the Committee with respect to such person or Award was arbitrary or capricious, the person may request arbitration with respect to such decision. The review by the arbitrator shall be limited to determining whether the Participant or other person has proven that the Committee's decision was arbitrary or capricious. This arbitration shall be the sole and exclusive review permitted of the Committee's decision. Participants and persons claiming rights under an Award or the Plan explicitly waive any right to judicial review. Notice of demand for arbitration shall be made in writing to the Committee within thirty (30) days after the applicable decision by the Committee. The arbitrator shall be selected by those members of the Board of Directors who are neither members of the Compensation Committee of the Board of Directors nor employees of the Company or any Affiliate. If there are no such members of the Board of Directors, the arbitrator shall be selected by the Board of Directors. Such arbitrator shall be neutral within the meaning of the Commercial Rules of Dispute Resolution of the American Arbitration Association; provided, however, that the arbitration shall not be administered by the American Arbitration Association. Any challenge to the neutrality of the arbitrator shall be resolved by the arbitrator whose decision shall be final and conclusive. The arbitration shall be administered and conducted by the arbitrator pursuant to the Commercial Rules of Dispute Resolution of the American Arbitration Association. Each side shall bear its own fees and expenses, including its own attorney's fees, and each side shall bear one half of the arbitrator's fees and expenses. The decision of the arbitrator on the issue(s) presented for arbitration shall be final and conclusive and may be enforced in any court of competent jurisdiction.

5.12. *Effective Date of Plan.* The Plan shall be effective on the date of the approval of the Plan by the holders of the then outstanding securities of the Company entitled to vote generally in the election of directors. The Plan shall be null and void and of no effect if the foregoing condition is not fulfilled.

5.13. *Captions*. The captions in the Plan are for convenience of reference only, and are not intended to narrow, limit or affect the substance or interpretation of the provisions contained herein.

Exhibit 21.1

TOWERS WATSON & CO.
SUBSIDIARIES

SUBSIDIARY NAME	JURISDICTION OF INCORPORATION/ ORGANIZATION	Name(s) under which such subsidiary does business (if different)(a)
Towers Watson Argentina S.A.	Argentina	
Towers Watson Australia Pty Ltd	Australia	
Wycomp Pty Ltd	Australia	
Towers Watson Superannuation Pty Ltd	Australia	
Classic Solutions Australia Pty Limited	Australia	
Classic Solutions Holding Pty Limited	Australia	
Classic Solutions Pty. Limited	Australia	
Towers Watson International Survey Research Pty Ltd	Australia	
Towers Watson Austria GmbH	Austria	
Towers Watson Risk Consulting SA	Belgium	
Towers Watson NV	Belgium	
Towers Watson (Bermuda) Ltd.	Bermuda	
Towers Watson Assessoria Empresarial Ltda	Brazil	
Towers Watson Corretora e Consultoria de Seguros Ltda.	Brazil	
Towers Watson Consultoria Ltda.	Brazil	
Towers Watson Canada Inc.	Canada	
Towers Watson Chile S.A.	Chile	
Corredores de Seguros Towers Watson Limitada	Chile	
Towers Watson Consulting (Shanghai) Limited	China	
Towers Watson Enterprise Management Consulting (Shenzhen) Limited	China	
Towers Watson Management Consulting (Shenzhen) Co., Ltd.	China	
Towers Watson Consultores Colombia S.A.	Colombia	
Towers Watson SARL	France	
Towers Watson International Survey Research SARL	France	
Towers Watson (Düsseldorf) GmbH	Germany	
Towers Watson Deutschland GmbH	Germany	
Towers Watson Versicherungsservice GmbH	Germany	
Towers Watson Verlag GmbH	Germany	
Heissmann Consultants GmbH	Germany	
PM&S Pensions-managment und Sicherungs-Treuhand AG	Germany	
Towers Watson Pension Service GmbH	Germany	
ISR International Survey Research GmbH	Germany	
Towers Watson (Reutlingen) GmbH	Germany	
D.C. Vorsorge Trust GmbH	Germany	
Zeitinvest-Service GmbH	Germany	
Towers Watson GmbH	Germany	
Towers Watson Holding GmbH	Germany	
Towers Watson (Köln) GmbH	Germany	
Towers Watson Risk Consulting Ltd	Hong Kong	
Towers Watson Hong Kong Limited	Hong Kong	
Towers Watson Investment Services Hong Kong Limited	Hong Kong	
Towers Watson Risk Consulting Private Limited	India	
Towers Watson India Private Limited	India	
PT Towers Watson Purbajaga	Indonesia	
PT Towers Watson Indonesia	Indonesia	
Towers Watson (Ireland) Limited	Ireland	
Watson Wyatt Consulting Limited	Ireland	
BCI Trustees Limited	Ireland	

SUBSIDIARY NAME	JURISDICTION OF INCORPORATION/ ORGANIZATION	Name(s) under which such subsidiary does business (if different)(a)
Towers Watson Italia Srl	Italy	
Towers Watson Risk Consulting KK	Japan	
TW Japan KK	Japan	
Towers Watson KK	Japan	
Watson Wyatt Luxembourg SARL	Luxembourg	
Towers Perrin Luxembourg Holdings S.A.R.L.	Luxembourg	
Towers Watson (Malaysia) Sdn Bhd	Malaysia	
Towers Watson International Survey Research Sdn. Bhd.	Malaysia	
Towers Perrin (Malaysia) Sdn. Bhd.	Malaysia	
Watson Wyatt Holdings (Mauritius) Limited	Mauritius	
Towers Watson Consultores Mexico S.A. de C.V.	Mexico	
Towers Watson de Mexico, SA de CV	Mexico	
Watson Wyatt European Region BV	Netherlands	
Towers Watson Risk Consulting BV	Netherlands	
Towers Watson BV	Netherlands	
Towers Perrin Leasing B.V.	Netherlands	
Towers Watson Netherlands BV	Netherlands	
Towers Watson Philippines, Inc.	Philippines	
Towers Watson (Portugal) Unipessoal Limitada	Portugal	
Towers Watson, Limited Liability Company	Russia	
Towers Watson Risk Consulting Pte Ltd	Singapore	
Towers Watson Singapore Pte Ltd	Singapore	
Towers Watson International Survey Research (AMEA) Pte Ltd	Singapore	
Towers Watson SA (Proprietary) Limited	South Africa	
Towers Watson Risk Consulting (Spain) SA	Spain	
Towers Watson de Espana SA	Spain	
Towers Watson AB	Sweden	
Towers Watson (Sverige) AB	Sweden	
Towers Watson AG	Switzerland	
Towers Watson (Thailand) Limited	Thailand	
Towers Watson Danışmanlık Limited Şirketi	Turkey	
Watson Wyatt Middle East (L.L.C.)	United Arab Emirates (Dubai)	
Towers Watson Middle East FZ-LLC	United Arab Emirates (DIFC, Dubai)	
Towers Watson (Dubai) Limited	United Arab Emirates (DIFC, Dubai)	
Towers Watson Limited	United Kingdom	
Watson Wyatt Holdings Limited	United Kingdom	
Watson Wyatt Trustees Limited	United Kingdom	
The Wyatt Company Holdings Limited	United Kingdom	
Watson Wyatt Services Limited	United Kingdom	
Watson Wyatt Pretium Limited	United Kingdom	
Watson Wyatt Holdings (Europe) Limited	United Kingdom	
Watson Wyatt International Limited	United Kingdom	
Watson Wyatt Insurance & Financial Services Consulting Holdings Limited	United Kingdom	
Watson Wyatt European Region Limited	United Kingdom	
Watson Wyatt European Investment Holdings Limited	United Kingdom	
Watsons Pensioneer Trustees Limited	United Kingdom	
Watson Wyatt (UK) Acquisitions 1 Limited	United Kingdom	
PCL Limited	United Kingdom	
PCL 1991 Limited	United Kingdom	
Wyatt Trustee Limited	United Kingdom	
The Wyatt Company (UK) Limited	United Kingdom	
Wyatt Pension Plan Trustee Limited	United Kingdom	
Wyatt Financial Services Limited	United Kingdom	

SUBSIDIARY NAME	JURISDICTION OF INCORPORATION/ ORGANIZATION	Name(s) under which such subsidiary does business (if different)(a)
Watsons International Limited	United Kingdom	
RWS Trustee Limited	United Kingdom	
Watson Wyatt Healthcare Trustees Limited	United Kingdom	
Watson Wyatt (UK) Acquisitions 2 Limited	United Kingdom	
Watson Wyatt European Investment Limited Partnership	United Kingdom	
Classic Solutions UK Limited	United Kingdom	
Clayton Group Limited	United Kingdom	
Towers Watson (Re)Insurance Brokers Limited	United Kingdom	
Denis M. Clayton (Holdings) Limited	United Kingdom	
ISR L1 Limited	United Kingdom	
ISR L2 Limited	United Kingdom	
Towers Watson Capital Markets Limited	United Kingdom	
Towers Perrin Europe Limited	United Kingdom	
Towers Perrin Limited	United Kingdom	
Towers Perrin Share Plan Services Limited	United Kingdom	
Towers Perrin UK Holdings Limited	United Kingdom	
Towers Watson UK Limited	United Kingdom	
Towers Perrin (UK) Trustee Company Limited	United Kingdom	
EMB Management Holdings Limited	United Kingdom	
Towers Watson Software Limited	United Kingdom	
Towers Watson IC Limited	United Kingdom	
Towers Watson Marketing Sciences Limited	United Kingdom	
Towers Watson Delaware Inc.	United States- Delaware	
Towers Watson Data Services, Inc.	United States- Delaware	
Towers Watson Investment Services, Inc.	United States- Delaware	
Watson Wyatt Insurance Consulting, Inc.	United States- Delaware	
Towers Watson Risk Consulting, Inc.	United States- Delaware	
Watson Wyatt Canadian Holdings, Inc.	United States- Delaware	
Watson Wyatt European Investment Holdings, Inc.	United States- Delaware	
Watson Wyatt European Investment Holdings 1, LLC	United States- Delaware	
Watson Wyatt European Investment Holdings 2, LLC	United States- Delaware	
Towers Watson Delaware Holdings Inc.	United States- Delaware	
Towers Watson Middle East Holdings LLC	United States- Delaware	
Towers Perrin Capital Corp.	United States- Delaware	
Towers Watson Capital Markets Inc.	United States- Delaware	
TP Finance Co.	United States- Delaware	
Watson Wyatt International, Inc.	United States- Nevada	
TPF&C International Inc.	United States- Pennsylvania	
Towers Watson Pennsylvania Inc.	United States- Pennsylvania	
Professional Consultants Insurance Company, Inc.	United States — Vermont	
Stone Mountain Insurance Company	United States- Vermont	
EHO General Partner LLC	United States- Delaware	
EHO Limited Partnership	United States- Delaware	
Towers Watson America LLC	United States- Delaware	
Towers Watson Uruguay S.A.	Uruguay	
Watson Vietnam Company Limited	Vietnam	

(a) Subsidiaries which are trading entities trade under their own name or under the trading name of Towers Watson.

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-164191 and 333-164192 on Form S-8 of our reports dated August 29, 2011, relating to the financial statement and financial statement schedule of Towers Watson & Co. (which report expresses an unqualified opinion) and the effectiveness of Towers Watson & Co.'s internal control over financial reporting, appearing in this Annual Report on Form 10-K of Towers Watson & Co. as of and for the year ended June 30, 2011.

/s/ DELOITTE & TOUCHE LLP

McLean, Virginia

August 29, 2011

Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO SECURITIES EXCHANGE ACT RULES 13a-14 AND 15d-14 AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, John J. Haley, certify that:

1. I have reviewed this annual report on Form 10-K of Towers Watson & Co.
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report.
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):
   (i) All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (ii) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 24, 2011

/s/ John J. Haley
John J. Haley
Chief Executive Officer

Exhibit 31.2

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO SECURITIES EXCHANGE ACT RULES 13a-14 AND 15d-14 AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Roger F. Millay, certify that:

1. I have reviewed this annual report on Form 10-K of Towers Watson & Co.
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report.
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):
   (i) All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (ii) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 24, 2011

/s/ Roger F. Millay
Roger F. Millay
Chief Financial Officer

Exhibit 32.1

**CERTIFICATION OF CHIEF EXECUTIVE OFFICER
AND CHIEF FINANCIAL OFFICER
PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

Each of the undersigned hereby certifies, in his capacity as an officer of Towers Watson & Co. (the "Company"), for purposes of 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of his knowledge:

- The Annual Report of the Company on Form 10-K for the period ended June 30, 2011, fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934; and
- The information contained in such report fairly presents, in all material respects, the financial condition and results of operation of the Company.

Date: August 24, 2011

/s/ John J. Haley
John J. Haley
Chief Executive Officer

/s/ Roger F. Millay
Roger F. Millay
Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Towers Watson & Co. and will be retained by Towers Watson & Co. and furnished to the Securities and Exchange Commission or its staff upon request.